08049396

Virtualize.
Optimize.
Collaborate.
Deliver.

Transforming the datacenter into a delivery center.

2007
Annual
Report

CITRIX®


$909
$1,134
$1,392
2005
2006
2007


$0.93
$0.97
$1.14
2005
2006
2007


$293
$329
$424
2005
2006
2007

	Year ended December 31,		
(In thousands, except per share data)	2007	2006	2005
Net revenues	$ 1,391,942	$ 1,134,319	$ 908,722
Cost of revenues			
Cost of product revenues	42,984	32,911	14,404
Cost of services revenues	65,027	46,585	26,929
Amortization of product related intangible assets	29,596	19,202	16,766
Total cost of revenues	137,607	98,698	58,099
Gross margin	1,254,335	1,035,621	850,623
Operating expenses			
Research and development	205,103	155,331	108,751
Sales, marketing and support	590,409	480,343	394,153
General and administrative	229,229	178,669	125,425
Amortization of other intangible assets	17,387	16,934	11,622
In-process research and development	9,800	1,000	7,000
Total operating expenses	1,051,928	832,277	646,951
Income from operations	202,407	203,344	203,672
Other income, net	48,501	39,737	20,682
Income before income taxes	250,908	243,081	224,354
Income taxes	36,425	60,084	58,745
Net income	$ 214,483	$ 182,997	$ 165,609
Earnings per share - diluted	$ 1.14	$ 0.97	$ 0.93
Weighted average shares outstanding - diluted	187,380	187,725	177,771

Mark Templeton
President and CEO



Virtualize.

Dear Fellow Stockholders,

2007 was another year of solid growth for Citrix – strategically, operationally, and financially. Our goal is to deliver top notch revenue growth with increasing operating profit and cash flow. We're reporting revenue of $1.4 billion – up 23% over last year – once again surpassing most of our peers in the software industry who grew an average of 15%. We achieved diluted EPS of $1.14, growing 18% from last year, and cash flow from operations was up 29% to a record $424 million. The key measure of financial strength – our balance sheet – is stronger than ever and a critical ingredient of our business transformation.

Citrix is being rewarded for the pace of product innovation, successful selection of acquisitions, and aggressive expansion of our go-to-market footprint. Citrix products and services are becoming more strategic and relevant every day. In 2007, revenue from our enterprise businesses drove growth across three key metrics: 18% product licensing growth; 19% license update growth; and 28% growth in technical services. And revenue from our Online Services business, mostly with small and medium business customers, was up 44% over last year. These exceptional results demonstrate excellent execution in some of today's hottest software markets, for virtualization, for application networking and for real-time collaboration.

Over the last five years, we've achieved top-tier financial performance while creating a solid foundation for sustainable growth. At the same time, we believe our industry has faced the slowest IT spending environment since the personal computer was born. In spite of this, Citrix has grown briskly – an average of 21% revenue growth per year – with a focus on building long-term value, for customers, for employees and for stockholders. Results like this are a credit to Citrix employees, families, and business partners. I'd like to gratefully thank each one of them.

This kind of business velocity has taught us a lot about strategic transformation. It has taught us that a customer-centric vision is highly valuable, that we must be willing to invest to yield longer-term opportunity, that questioning the status quo creates strength, and that we must not fear the business risks that accompany innovation. Mostly, we've learned that we must face change with optimism because it's a process that has no end – only milestones against which we can measure our trajectory.

Driving into the Mainstream

I have not seen a year in Citrix history where our products, message, team and strategic foundation are more in the market's mainstream. Driven by the increased complexity of a growing product line, we entered 2007 with a well-crafted and well-defined plan for go-to-market simplification. The main theme of the plan was to better align our products, target customers and selling strategies for medium, large and global enterprises around the world. The plan also included growing our share of the real-time collaboration market with small and medium business customers. The results speak for themselves.

Great execution in 2007 included a rich set of product launches across all the application delivery markets we serve. There are several that were highly impactful.

Optimize.

Within our application virtualization product line, we introduced a new version of our flagship product, Presentation Server 4.5, with valuable new features that redefined the state-of-the-art of Windows® application delivery. This also included the launch of a brand new "Platinum Edition" of Presentation Server – incorporating Citrix Access Gateway, Password Manager and EdgeSight technologies – offering our most strategic customers a comprehensive "end-to-end" system. Revenue from this product far exceeded our expectations, amounting to 20% of our product revenue in application virtualization.

Our application networking products, led by the NetScaler product line, grew 42% to over $150 million. NetScaler 8.0 – introduced mid-year – is the first web application delivery controller in the industry to integrate web application firewall, SSL VPN and end-user experience monitoring to improve the delivery of today's increasingly complex web applications. We also launched a new "Platinum Edition" of NetScaler, creating an even more robust solution for enterprise web applications. The Citrix Access Gateway and WANScaler product lines were enhanced to improve our competitive positions in those markets and to support the Platinum Edition packaging strategy.

In 2007, our Online Services products – GoToMyPC, GoToAssist, and GoToMeeting – were all upgraded, to give customers more value and to actively support subscription renewals. These products contributed $214 million in revenue and placed us in the top five Software-as-a-Service (SaaS) providers in the world. Our "online virtualization platform" hosted over 100 million user sessions in 2007, including almost 90% growth in GoToMeeting attendees. To support this growth, we began the build-out of significant infrastructure to seamlessly handle more online virtualization sessions, to extend our footprint to new geographic markets, and to improve the experience our customers have every time we touch them.

Acquisitions have played an important role in our strategy to establish Citrix as the leading provider of application delivery infrastructure. In 2007, the pace increased. We made a number of smaller "tuck in" purchases designed to enhance a number of our existing product lines. There were also two strategic acquisitions in 2007, moving us into the mainstream of the fast-growing server and desktop virtualization markets, expanding our addressable market by over $2 billion.

First was the acquisition of Ardence, adding talent, intellectual property, and products for on-demand provisioning of server workloads and desktop operating systems. These technologies can dramatically reduce computing costs and improve information security. In the fourth quarter, we released Citrix Provisioning Server – built on Ardence technologies – enabling server workloads and Windows desktops to be virtualized on network storage and streamed on-demand to x86 servers or PCs.

As we listened to customers and partners, and looked at our plans to prepare them for a more dynamic world, it became clear we needed to own core technology and competency in the broader virtualization space. We heard their desire for more choices – specifically for non-proprietary, easy-to-use server virtualization solutions that are optimized to work best on the Microsoft Windows platform.

The result was the acquisition of XenSource – the leading provider of virtualization infrastructure based on the open source Xen hypervisor. This gives us very important core technology, strategic products and talented people in server virtualization. The acquisition is enhancing our desktop virtualization product – XenDesktop – and it will be a valuable asset across other Citrix product lines as an underlying technology. And, it has also put a new spotlight on Citrix, illuminating our entire product portfolio in exciting ways.

Collaborate.

Virtualization, application networking and collaboration technologies share one powerful capability – they separate the physical from the logical. For example, a worker in Kansas City can share applications with colleagues anywhere in the world over the internet – in real time. Financial institutions can securely centralize mission critical applications and data while providing full access to branch banking employees. In the datacenter, application workloads, like databases and web servers, can be stored separately from the server hardware that runs them. Even Windows desktops can be separated from the PC and hosted in the datacenter or streamed on-demand. We believe these technologies for separation of computing components are fundamental ingredients for lowering computing costs and for dynamic application delivery.

Citrix now has the most complete vision, technologies, and product portfolio for delivering desktops and applications from a dynamic server infrastructure. I like the position we've established – a position that I believe is unmatched in the industry.

Growth Markets

Citrix is in the center of three exciting, high-growth technology markets. Our largest opportunity is the virtual infrastructure market – for desktops, applications, and servers – a market that the Company expects to grow between 25% and 30% annually. The application networking market – for optimizing the delivery of web applications – is one which Citrix expects to grow between 20% and 25% annually. And the real-time collaboration market – for sharing applications and desktops over the web – is expected to grow about 15% to 20% annually. These markets are being driven by intense business needs to lower the cost of computing, to tap into the power of globalization, to enable the "green corporation," and to adapt to a more dynamic world.

On the cover of our 2006 Annual Report we made a bold statement that said "over the next decade, delivering application to people – wherever they work or play – will become a defining issue for IT. Why? Because applications are the language of business. Winners will be fluent with application delivery. Others will lag behind, struggling with the pace of change in an increasingly dynamic world." Just one year later, this is even truer. This point of view is the driving force behind our strategy.

We enter the year with solutions that are known for delivering strong ROI and fast payback, and for leveraging existing IT investments. Strong growth of our 2007 license updates and technical services means Citrix infrastructure is becoming more prominent on IT's strategic radar. No doubt, these characteristics will be valuable in 2008 as the tech industry faces potential economic headwinds.

We're maintaining a sharp focus on strategic execution and on continuing to extend our technology lead across our market segments. As I write this letter, our 2008 business plan is off to a very fast start. We've already formally launched the XenServer product family targeting mid-market enterprise customers for server virtualization. Reaching enterprise customers is the strategy behind our OEM embedded hypervisor program in this market. Our OEM partners – including HP, Dell and NEC – are just beginning to ship our virtualization solutions in new x86 servers.

XenDesktop, our much-anticipated desktop virtualization product, has been enthusiastically received by early adopters. Desktop virtualization is in its very early stages and has huge potential.

Deliver.

Our flagship product, Presentation Server, has been re-launched under a new name – XenApp – joining XenDesktop and XenServer. Our goal is to position Xen as a power brand for virtualization. Our go-to-market strategy for these products includes a newly announced alliance with Microsoft as "partners in virtualization." Working together, we're focused on technologies, products and programs that expand the primary market for virtualization of desktops, applications and servers.

The true power of the Citrix vision comes to life when our products are presented together as part of an end-to-end solution for application delivery. Recently, we introduced a single, unifying brand – Citrix Delivery Center – to make it far easier to tell our compelling story. This branding allows us to paint a vivid picture of the transformational benefit of our products, encouraging customers to "transform your datacenters into delivery centers." The Citrix Delivery Center product family includes our four primary product lines for enterprise customers – XenDesktop, XenApp, XenServer and NetScaler. And, it distinguishes these products as strategic components of an end-to-end system.

Into the Future

The forces of globalization, disruption, consolidation, regulation and industry revolution are all significant drivers of our markets. These forces of change are significantly increasing the "degree of difficulty" of delivering applications over the network. Every IT organization is being pressed to support new virtual work styles, creating an enormous number of business scenarios that require an on-demand connection between applications and users.

Citrix is emerging. We're emerging with what is needed to become the strategic innovator of head-end IT services – delivering applications and desktops from a dynamic server infrastructure. We're enabling IT organizations to operate in a whole new way – like the provider behind your cable or satellite entertainment service – where a simple "receiver" can provide all the on-demand services a subscriber needs. The Citrix Delivery Center includes the essential components of an "application receiver." It's a system that will centralize resources, reduce complexity and give IT control of the most important parts of computing – desktops, applications and data. And, like a service provider, it will allow IT to operate with efficiency, flexibility, and agility to keep pace with business change.

The pace of investment and our vision has put Citrix in an amazing position. We're offering the kind of flexibility, security, and efficiencies that businesses need from IT – especially considering the velocity of business change that will be emblematic of the next five years. Citrix has a unique strategy, a tradition of solid execution, a determined mindset, and the passion to make our customers successful.

The board and almost 5,000 Citrix employees thank you for your confidence, support and trust.

Mark Templeton
President and CEO

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2007

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission File Number 0-27084

CITRIX SYSTEMS, INC.
(Exact name of registrant as specified in its charter)

Delaware	**75-2275152**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

851 West Cypress Creek Road
Fort Lauderdale, Florida 33309
(Address of principal executive offices, including zip code)

Registrant's telephone number, including area code: (954) 267-3000

Securities registered pursuant to Section 12(b) of the Act:

Common Stock, $.001 Par Value	**The NASDAQ Stock Market LLC**
(Title of each class)	(Name of each exchange on which registered)

Securities registered pursuant to Section 12(g) of the Act: NONE

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer or a smaller reporting company. See definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in 12b-2 of the Exchange Act.

☒ Large accelerated filer	☐ Accelerated filer
☐ Non-accelerated filer	☐ Smaller reporting company

Indicate by checkmark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of Common Stock held by non-affiliates of the registrant computed by reference to the price of the registrant's Common Stock as of the last business day of the registrant's most recently completed second fiscal quarter (based on the last reported sale price on The Nasdaq Global Select Market as of such date) was $6,026,508,654. As of February 20, 2008 there were 185,289,377 shares of the registrant's Common Stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

The registrant intends to file a proxy statement pursuant to Regulation 14A within 120 days of the end of the fiscal year ended December 31, 2007. Portions of such proxy statement are incorporated by reference into Part III of this Annual Report on Form 10-K.

CITRIX SYSTEMS, INC.

TABLE OF CONTENTS

PART I

This Annual Report on Form 10-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Actual results could differ materially from those set forth in the forward-looking statements. Certain factors that might cause such a difference are discussed in this report, including in Part I, Item 1A "Risk Factors" beginning on page 10.

ITEM 1. *BUSINESS*

General

Citrix Systems, Inc. is a Delaware corporation founded on April 17, 1989. We design, develop and market technology solutions that allow applications to be delivered, supported, and shared on-demand with high performance, enhanced security, and improved total cost of ownership, or TCO. We market and license our products through multiple channels such as value-added resellers, or VARs, channel distributors, system integrators, or SIs, independent software vendors, or ISVs, our Websites and original equipment manufacturers, or OEMs.

Business Overview

Our goal is to enable a world where virtually anyone can work from almost anywhere. In our drive to achieve our vision, we have been an innovator in the information technology, or IT, industry for more than a decade, since the completion of our initial public offering in December 1995.

Our three main waves of innovation have had a significant impact on the IT industry:

- Our first wave of innovation, in the mid-1990s, enabled the virtualization of the Windows desktop with our WinFrame® product. This in turn enabled thin-client computing.
- Our second wave of innovation, from the late 1990s to the early 2000s, focused on bringing the advantages of application virtualization and IT centralization to businesses with our MetaFrame® line of presentation server products. When an application is virtualized, the business logic of the application runs on a central server, and only screen pixels, keystrokes, and mouse movements—not actual data—are transmitted via an encrypted channel to the user's computer. Keeping applications under the centralized control of IT administrators enhances data security and reduces the costs of managing separate clients and applications on every user's desktop. Through our application virtualization solutions, we became a market leader in server-based computing.
- Our third wave of innovation is ongoing, focusing on a unique and holistic approach to solving application delivery problems, and equipping business to change on-demand. Since 2002, we have transformed Citrix from a company with one product line, to one that offers a broad portfolio of solutions that make people more productive through on-demand access to applications from virtually anywhere. In 2007, we took a major step forward in this wave of innovation by acquiring XenSource, Inc., or XenSource, a privately held leader in enterprise-grade virtual infrastructure solutions. This acquisition moves Citrix, a pioneer in the application virtualization market, into adjacent server and desktop virtualization markets. By acquiring XenSource, Citrix is positioned as the only company to offer organizations an end-to-end application delivery infrastructure that leverages the method of application, desktop and server virtualization suited for the dynamic delivery of applications to virtually any user.

During this period, our revenues have grown from $527.4 million in 2002 to $1.39 billion in 2007.

Today, we design, develop, market, sell and support multiple products in an IT market category called Application Delivery Infrastructure. Our product family brand, announced in early 2008, for all our infrastructure solutions is the Citrix Delivery Center. These products include solutions for application, server and desktop virtualization, Web application optimization, application performance monitoring, branch office application delivery and wide area network, or WAN, optimization, secure sockets layers/virtual private network, or SSL/VPN, gateways, and Internet Protocol, or IP, telephony.

We also offer our GoTo services - GoToMyPc®, GoToMeeting®, GoToAssist®, GoToWebinar™ and all their variants, collectively called Online Services - through our Online Services Division.

Products

Citrix Delivery Center is designed to offer comprehensive solutions across all dimensions of application, server and desktop virtualization as well as application and network optimization. In many cases, IT organizations have not taken a holistic, architectural approach to application delivery. Instead they have taken an incremental approach creating IT systems for delivering applications that are too static, too complex, and costly to maintain. With the realities of slow-growing technology budgets and fast-changing business needs the strategic, architectural approach to application, server and desktop delivery that we offer has the capacity to enable business change.

We package and market complete application, server, desktop virtualization solutions and related services as Citrix Delivery Center. Internally, we organize our products into four principal groupings: Delivery Systems, Virtualization and Management Systems, Online Services and Technical Services. This overview provides a discussion of the major products and service offerings in these areas.

Delivery Systems

Our Delivery Systems are focused on developing and marketing technologies, solutions and products to build on our leadership in application virtualization, application networking and desktop virtualization.

Application Virtualization

- *Citrix XenApp™, the new name for Citrix Presentation Server™*, is a widely-deployed application virtualization solution that runs the business logic of applications on a central server, transmitting only screen pixels, keystrokes, and mouse movements—no actual data—via an encrypted channel to users' computers. Keeping applications under the centralized control of IT administrators enhances data security and reduces the costs of managing separate clients and applications on every user's desktop. XenApp runs on virtually any platform, from Microsoft® Windows Server 2003 x64 Edition to Windows Server 2003, Windows® 2000 Server and UNIX®. We offer XenApp as a stand alone product in different editions. The Platinum Edition contains the most features of any version and adds critical capabilities for application performance monitoring, SSL VPN remote access with SmartAccess control and single sign-on application security. In early 2008, the Citrix Presentation Server product was re-branded as the XenApp product.
- *Access Essentials™* is a secure, remote access product with simple centralized management of information resources for organizations with up to 75 users. This relatively cost-effective software turns a Windows Server into the secure access point for client-server applications, files and internal Websites, and quickly delivers on-demand access to users at a convenient location. Access Essentials both enables access and controls it, with wizard-driven installation and operation.

Application Networking

- *Citrix® NetScaler®* Web application delivery solutions are purpose built appliances that accelerate application performance up to five times, while simultaneously reducing datacenter costs. They provide visibility into the end-user application experience and comprehensive Web application security in concert with advanced traffic management. Citrix NetScaler is an ideal solution for any enterprise seeking accelerated Web application performance, improved Web application security and increased application availability.

- *Citrix Access Gateway*™ is an SSL VPN that securely delivers applications with policy-based SmartAccess control. Users have easy-to-use secure access to the applications and data they need to be productive. Organizations can cost effectively extend access to datacenter resources from outside the office, while maintaining unprecedented control through comprehensive SmartAccess policies.
- *Citrix® WANScaler*™ solutions provide high-performance application delivery to branch office users. WANScaler accelerates application performance across wide area networks, or WANs. With WANScaler in the network, end-users in the branch office experience local area network-line application performance over the WAN, which means less time waiting for slow applications and more time using the application. Citrix WANScaler accelerates applications to branch offices of all sizes, datacenters, and mobile workers. The AutoOptimizer Engine, which serves as the cornerstone of the WANScaler architecture, offers flexible deployment options. The WANScaler client software accelerates remote users in home offices and on the road, while users in larger branch offices are supported with WANScaler appliances.

Desktop Virtualization

- *Citrix® XenDesktop*™, announced in October 2007 and scheduled to ship in the first half of 2008, is designed to overcome the challenges of cost, complexity and user experience that have prevented virtual desktops from becoming a mainstream enterprise reality in the past. Citrix XenDesktop will be a fully integrated desktop delivery system, moving beyond the limitations of existing virtual desktop infrastructure, or VDI, point solutions to ensure the simple, secure, fast delivery of Windows desktops to any office worker over any network. Citrix XenDesktop will combine a powerful desktop delivery controller, based on Citrix Desktop Server™ with native ICA® protocol support, Xen virtualization infrastructure for hosting any number of virtual desktops in the datacenter, and virtual desktop provisioning to stream a single desktop image on-demand to multiple virtual machines in the datacenter, based on Citrix Provisioning Server™.

Virtualization and Management Systems

Our Virtualization and Management Systems are focused on developing and marketing technologies and solutions and products for server virtualization, and application performance monitoring.

Server Virtualization

- *Citrix®XenServer*™ is an enterprise-class platform for managing server virtualization in the datacenter as a flexible aggregated pool of computing and storage resources. Based on the high-performance Xen virtualization engine, Citrix XenServer combines comprehensive server virtualization capabilities with scalability, performance and ease-of-use. The product line ranges from Citrix XenServer Express Edition, a single-server solution available for free download, to the more comprehensive Citrix XenServer Enterprise Edition, formerly XenEnterprise. In early 2008, we announced XenServer Platinum edition, which addresses both virtual and physical servers.
- *Citrix Provisioning Server*™ enables IT organizations to dynamically stream datacenter and desktop operating systems and workloads to both virtual and physical machines from a central location. The solution enables more agile and cost-effective delivery of applications and desktops, and complements XenServer.

Application Performance Monitoring

- *Citrix® EdgeSight® for Endpoints* is an agent-based monitoring solution that provides real-time visibility from the end-user perspective to the performance of virtually any application.
- *Citrix EdgeSight for XenApp* is an agent-based monitoring solution that provides real-time visibility from the end-user perspective to the performance of applications delivered by XenApp.

In 2008, we expect to add a key new product to Citrix Delivery Center which will allow customers to orchestrate communications between multiple Citrix Delivery Center products, called Citrix Workflow Studio. It will allow a simpler and faster integration of Citrix products as well as support third-party solutions.

Online Services

Online Services is focused on developing and marketing Web-based access, support and collaboration software and services.

- *GoToMyPC®* is an online, managed service that provides secure, remote access to Windows® PC desktops from virtually any Internet-connected computer. GoToMyPC, which sets up easily with a secure encrypted connection, enables individuals to remotely use any resources hosted on their desktop just as though they were sitting in front of their PC. GoToMyPC® Pro, tailored for the needs of professionals and small offices, supports up to 20 PCs, rolls out secure remote access for multiple users in minutes, and features an administration Website in which managers can add, suspend and delete users and run usage reports.
- *GoToMeeting®* is an online, easy-to-use, secure and cost-effective solution for online meetings, training sessions and collaborative gatherings. GoToMeeting allows a user with a PC and an Internet browser to easily host, attend or participate in an online meeting or session without significant training. GoToMeeting features advanced secure communication architecture that uses industry-standard SSL and meets U.S. government standards. The service offers flat-fee pricing for any number of meetings of any length, for up to 10 attendees per meeting. We also offer GoToMeeting Corporate which supports five or more organizers and 25 to 200 attendees per meeting, and features advanced secure communication architecture that uses industry-standard SSL and meets U.S. government standards.
- *GoToAssist®* is a leading, online, remote technical-support solution that enables organizations to provide secure, on-demand support over the Internet. GoToAssist enables support staff to view and control the desktop of a user, requires no client software or additional resources, works automatically and securely through virtually every firewall, even over dial-up connections, and integrates into existing infrastructure.
- *GoToWebinar*™ is a simple and affordable solution to conduct online events, such as large sales presentations and marketing events over the Internet. GoToWebinar has the capacity to scale to 1,000 attendees per event and includes such features as full-service registration with real-time reports, customized branding of Webinar materials, automated e-mail templates, free integrated voice conferencing or toll-free service, attendee polling and survey capability, Webinar dashboard to monitor audiences, and easy controls for quickly changing presenters.

Technical Services

We provide a portfolio of services designed to allow our customers and entities with which we have a technology relationship to maximize the value of our Citrix Delivery Center solutions. These services are available as a feature of our business-development program and are available for additional fees to customers.

- *Consulting services*' objective is to help ensure the successful implementation of our solutions. Tested methodologies, certified professionals and best practices developed from real-world experience allow our consulting services organization to provide guidance and support to partners and customers to maximize the effectiveness of their access infrastructure implementations.

- *Technical Support Services* accommodate the unique ongoing support needs of customers, our technical support services are specifically designed to address the variety of challenges facing access infrastructure environments. We offer five support-level options, global coverage and personalized relationship management.
- *Product Training & Certification* is a series of courses are designed to allow customers and channel members to learn new skills and effective strategies to help plan, implement and administer our products. Students may attend courses at one of approximately 240 Citrix Authorized Learning Centers™, or CALCs, worldwide.

Except for the Web-based desktop access, support and collaboration services offered by our Online Services division, our other service activities are related to post-sale technical support, pre- and post-sale consulting and product training services. Post-sale technical support is offered through Citrix-operated support centers located in the United States, Ireland, Tokyo, Hong Kong and Australia. In most cases, we provide technical advice to channel distributors and entities with which we have a technology relationship, who act as the first line of technical assistance for end-users. In some cases, end-users can also choose from a Citrix-delivered fee-based support program ranging from one-time incident charges to an enterprise-level support agreement covering multiple sites and servers. In addition, we also provide free technical advice through online support systems, including our Web-based "Knowledge Center." For pre- and post-sale consulting, Citrix Consulting, a consulting services organization, provides both exploratory and fee-based consulting services. These services include on-site systems design and implementation services targeted primarily at enterprise-level clients with complex IT environments. Citrix Consulting is also responsible for the development of best practice knowledge that is disseminated to businesses with which we have a business relationship and end-users through training and written documentation. Leveraging these best practices enables our integration resellers to provide more complex systems, reach new buyers within existing customer organizations and provide more sophisticated system proposals to prospective customers. Citrix product training is available to businesses, end-users and partners online and through our CALCs. CALCs are staffed with instructors that have been certified by us and teach their students using Citrix-developed courseware. Online eLearning is accessible through our Website.

Technology

Our products are based on a full range of industry-standard technologies. In addition, certain of our products are also based on our proprietary technologies including our Independent Computing Architecture, or ICA, protocol.

The ICA® protocol is a core technology in application virtualization that allows an application's graphical end-user interface to be displayed on most any client device while the application logic is executed on a central server. Centralizing application processing on the server enables centralized management of applications, end-users, servers, licenses and other system components for greater efficiency and lower cost.

Our ICA® technology also minimizes the amount of data traveling across an end-user's network by limiting the data transported to and from the client device to encrypted screen refreshes, keystrokes and mouse clicks. This enhances access security, improves application performance, lowers bandwidth consumption, and lowers the TCO for deploying and accessing the latest, most powerful applications and information.

Our products are also based on the Extensible Markup Language, or XML. Leveraging our XML technology assures open systems interaction for customers regardless of data source or platform. By supporting XML, which is an important standard for Web services-based applications, we help customers get from the client/server world of today to the Web services environments of tomorrow.

In October 2007, in conjunction with the acquisition of XenSource, we acquired commercial hypervisor products built on the Xen® open source technology. The Xen® hypervisor is a key component of the Citrix® XenServer™ product line. See "Risk Factors," for more information regarding the open source technology.

Customers

We take a unique and holistic approach to solving application delivery problems, and we equip businesses to change—on-demand. We do this through an expansive product portfolio that brings enormous benefits and cost savings to our customers. The strategic value that we offer brings multiple buyers to the table, each with a different perspective on the problems we solve. We believe that currently, the five primary IT buyers involved in decision-making related to application delivery solutions are:

- Strategic IT Executives—the senior executives, including chief information officers, chief technology officers and vice presidents of infrastructure, who have responsibility for ensuring all applications are delivered with the best performance, security and cost-savings.
- Network Architects—the people and groups responsible for delivering Web-based applications who have primary responsibility for the WAN infrastructure for all applications.
- IT Infrastructure Managers—the people and groups responsible for delivering Windows-based applications.
- Desktop Operations Managers—the people and groups responsible for managing Windows Desktop environments.
- Server Operations Managers—the people and groups responsible for managing the datacenter.

In addition to these five primary IT buyers, we market and sell access and collaboration software and services to consumers, prosumers and small businesses through our Online Services division. Our Online Services division also markets and sells Web-based remote support systems to corporate help desks.

We offer perpetual and term-based software licenses for our Delivery Systems and Virtualization and Management Systems products, along with annual subscriptions for software maintenance, technical support and online services. Perpetual licenses allow our customers to use the version of software initially purchased into perpetuity while term-based licenses are limited to a specified period of time. Software maintenance gives customers the right to upgrade to software versions if and when any updates are delivered during the maintenance term. Perpetual license software products come in shrink-wrap and/or electronic-based forms to meet customer form factor requirements. Our Online Services products can be accessed over the Internet during the subscription period. Hardware appliances come pre-loaded with software for which customers can purchase perpetual licenses.

Technology Relationships

We have entered into a number of technology relationships to develop customer markets for our products for distributed Windows and non-Windows applications and to accelerate the development of our existing and future product lines.

Microsoft

Since our inception, we have had a number of license agreements with Microsoft, including licenses relating to Microsoft OS/2, Windows 3.x, Windows for Workgroups, Windows NT®, Windows CE and Internet Explorer. These agreements have provided us with access to certain Microsoft source and object code, technical support and other materials. We also have licensed our multi-user Windows NT extensions to Microsoft for inclusion in Microsoft's NT Terminal Server, Windows 2000 Server and successor products.

In December 2004, we entered into a technology collaboration agreement with Microsoft to further enhance the overall extensibility of Windows® Terminal Server. In conjunction with the technology collaboration agreement, we and Microsoft entered into a patent cross license and source code licensing agreements to renew our access to source code for current versions of Microsoft Windows Server that had previously been provided to us pursuant to the agreement between Microsoft and us dated May 2002. The technology collaboration agreement also provides us access to the source code for Microsoft Windows Server 2008, formerly code named "Longhorn," and in September 2007 we signed a source code license with Microsoft for the general release version of Windows Server 2008. The technology collaboration agreement has a five-year term which expires in December 2009. The technology collaboration, patent cross license and source code licensing agreements do not provide for payments to or from Microsoft.

In November 2007, we entered into a development agreement and certain licenses with Microsoft whereby we will develop and distribute a range of Windows-based appliances for branch offices. These appliances provide WAN optimization functionality as well as consolidate a range of functions that would normally be carried out by discrete servers in a branch. We anticipate beginning shipments of the appliances being developed under these agreements in the second half of 2008.

There can be no assurances that our agreements with Microsoft will be extended or renewed by Microsoft upon their respective expirations or that, if renewed or extended, such agreements will be on terms favorable to us. See "Risk Factors" for more information on our agreements with Microsoft.

Additional Relationships

As of December 31, 2007, we had entered into approximately 230 ICA license agreements. Currently, numerous devices incorporate Citrix ICA, including Windows CE devices, Macintosh clients, Linux Terminals, and other information appliances, such as wireless phones and other handheld devices. ICA licensees include Wyse Technologies, Hewlett-Packard Company, Fujitsu Limited, Philips Speech Recognition Systems and SAP AG, among others.

In addition, the Citrix Partner Network™, including Citrix Global Alliance Partners™, which is a coalition of approximately 8,000 companies from across the IT spectrum that design and market solutions that are complementary to the Citrix product family. A new initiative called Citrix Ready™ was introduced in 2007 as part of the Citrix Global Alliance Program™. Citrix Ready identifies recommended solutions that are trusted to enhance the Citrix Delivery Center. All products featured in Citrix Ready have completed verification testing, providing confidence in joint solution compatibility. By leveraging our industry leading alliances and Partner Network, Citrix Ready showcases select trusted solutions designed to meet various business needs. Through an online catalog and our Citrix Ready branding program, customers can easily find and build a trusted application delivery infrastructure. Citrix Ready not only demonstrates current mutual product compatibility, but it may also increase the probability of future interoperability. For further information on the Citrix Partner Network see "—Sales, Marketing and Support."

Research and Development

We focus our research and development efforts on developing new products and core technologies in the Application Delivery Infrastructure market and further enhancing the functionality, reliability, performance and flexibility of existing products. In 2005, we acquired additional expertise in Web application optimization, Transmission Control Protocol, or TCP, multiplexing, multi-protocol compression, SSL acceleration, application traffic management, dynamic caching, and Web application firewall technologies. In 2006, we acquired additional expertise in tools that monitor the end-user experience, WAN optimization and acceleration. In 2007, we acquired expertise in server and desktop virtualization. We solicit extensive feedback concerning product development from customers, both directly from and indirectly through our channel distributors.

We believe that our software development team and core technologies represent a significant competitive advantage for us. Included in the software development team is a group focused on research activities that include prototyping ways to integrate emerging technologies and standards into our product offerings, such as emerging Web services technologies, management standards and Microsoft's newest technologies. Many groups within the software development team have expertise in XML-based software development, integration of acquired technology, multi-tier Web-based application development and deployment, SSL secure access and building software as a service. We maintain a team working on-site at Microsoft focused on enhancing and adding value to the next generation of Microsoft Windows Server, virtualization and management products. We incurred research and development expenses of approximately $205.1 million in 2007, $155.3 million in 2006 and $108.8 million in 2005.

Sales, Marketing and Support

We market and license our products and services primarily through multiple channels worldwide, including VARs, channel distributors, SIs and ISVs managed by our worldwide sales force. We provide training and certification to integrators, VARs and consultants for a full-range of Citrix-based infrastructure products, solutions and services through our Citrix Partner Network. In addition, our Online Services division provides software as a service through direct sales and our Websites.

In 2007, we continued to focus our efforts on increasing the productivity of our existing partners, integrating partners from our recent acquisitions into our program, and building capacity through recruitment of new partners to sell and implement our expanding product portfolio, including an effort to recruit partners to sell and implement XenServer, our server virtualization product. We continue to see success with our innovative channel incentive program, Citrix Advisor Rewards. The Citrix Advisor Rewards™ program is an innovative influencer program that rewards our partners for registering projects and providing value-added selling even if they do not fulfill the product. This program has helped limit channel conflict and increase partner loyalty to us. We regularly take actions to improve the effectiveness of our partner programs, and to strengthen our channel relationships, including managing non-performing partners, adding new partners with expertise in selling into new markets, and forming additional relationships with global and regional SIs and ISVs. SIs and ISVs are becoming a more central part of our strategy in the large enterprise and government markets. The SI program includes members such as Accenture Ltd., Atos Origin, Computer Sciences Corporation, Electronic Data Systems Corporation, Fujitsu-Siemens Computers GmbH, Hewlett-Packard Company, IBM Global Services, Infosys Technologies Limited, TATA Consultancy Services Limited and WiPro Technologies Limited, among others. The ISV program has a strong representation from targeted industry verticals such as healthcare, financial services and telecommunications. Members in the ISV program include Cerner Corporation, Epic Systems Corporation, ESRI, Hyperion Solutions Corporation, McKesson Corporation, Microsoft, Oracle Corporation, Sage Group plc, SAP AG and Siemens Medical Health Solutions, among many others.

Our sales and marketing organization actively supports our distributors and resellers. Our sales organization consists of field-based systems sales engineers and corporate sales professionals. Additional sales personnel, based all over the world support these field personnel. These additional sales personnel recruit prospective customers, provide technical advice with respect to our products and work closely with key distributors and resellers of our products. Over the last five years, we have grown our force of sales professionals that work closely with partners to sell to primary IT buyers, including Strategic IT Executives, Network Architects, IT Infrastructure Managers, Desktop Operations Managers and Server Operations Managers to address the multiple selling and buying opportunities presented by our expanded product line. These and other account penetration efforts are part of our strategy to increase the usage of our Citrix Delivery Center products within our customer's IT organization.

Our marketing department provides training, sales event support, sales collateral, advertising, direct mail and public relations coverage to our indirect channels to aid in market development and in attracting new customers. In addition, marketing for our Online Services division utilizes multiple venues including radio, television and online advertising.

The Citrix Partner Network™ includes three categories of partners: Citrix Solution Advisor™, Citrix Global Alliance Partners™, and Citrix Certified™ Education Professional. This network represents the knowledge, skills and experience of the entire spectrum of our partners around the world, and makes it easier for end-users to engage their services and benefit from their solutions. Equally important, the Citrix Partner Network is designed to help partners build their business by sharing in opportunities for planning and implementing application delivery infrastructure solutions that arise from mutual customers and complement the sale of their own products.

We provide most of our distributors with stock-balancing and price protection rights. These transactions are estimated and provided for at the time of sale as a reduction of revenue. Stock balancing rights permit distributors to return products to us up to the forty-fifth day of the fiscal quarter, subject to ordering an equal dollar amount of our other products prior to the last day of the same fiscal quarter. We are not obligated to accept product returns from our distributors under any other conditions, unless the product item is defective in manufacture. Product items returned to us under the stock-balancing program must be in new, unused and unopened condition. Price protection rights require that we grant retroactive price adjustments for inventories of our products held by distributors or resellers if we lower our prices for such products. In the event that we decide to reduce our prices, we will establish a reserve to cover exposure to distributor inventory. We have not reduced and have no current plans to reduce the prices of our products for inventory currently held by distributors or resellers. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates" and Note 2 to our consolidated financial statements included in this Annual Report on Form 10-K for the year ended December 31, 2007 for information regarding our revenue recognition policy.

Operations

We control all purchasing, inventory, scheduling, order processing and accounting functions related to our operations. For our Application and Server Virtualization products, including our XenServer product, and our Application Performance Monitoring products, production, warehousing and shipping are performed internally in the United States and by independent contractors on a purchase order basis in Ireland, depending upon the customer's geographic market. Master software CD-ROMs, development of user manuals, packaging designs, initial product quality control and testing are primarily performed at our facilities. In some cases, independent contractors also duplicate CD-ROMs, print documentation and package and assemble products to our specifications. Production, final test, warehousing and shipping for our Application Networking products, including our NetScaler products and Access Gateway products are primarily performed by a third-party contract manufacturer. For our WANScaler products, we assemble, final test, warehouse and ship the final products to our customers.

For our Application and Server Virtualization products and our Application Performance Monitoring products, internal manufacturing capabilities and independent contractors provide a redundant source of manufacture and assembly. For our Application Networking products, including our NetScaler, Access Gateway and WANScaler products, internal manufacturing capabilities and independent contractors provide us with the flexibility needed to meet our customer product and delivery requirements. To date, we have not experienced any material difficulties or significant delays in the manufacture and assembly of our products.

We do not believe that backlog, as of any particular date, is a reliable indicator of future performance. While it is generally our practice to promptly ship product upon receipt of properly finalized purchase orders, we sometimes have orders that have not shipped or have otherwise not met all the required criteria for revenue recognition. Although the amount of such product license orders may vary, the amount, if any, of such orders at the end of a particular period is not material to our business.

We believe that our fourth quarter revenues and expenses are affected by a number of seasonal factors, including the lapse of many corporations' fiscal year budgets and an increase in amounts paid pursuant to our sales compensation plans due to increases in fourth quarter revenue. We believe that these seasonal factors are common within our industry. Such factors historically have resulted in first quarter revenues in any year being lower than the immediately preceding fourth quarter. This trend is expected to continue through the first quarter of 2008. In addition, our European operations generally provide lower revenues in the summer months because of the generally reduced economic activity in Europe during the summer. This seasonal factor also typically results in higher fourth quarter revenues.

Competition

We sell our products in intensely competitive markets. Some of our competitors and potential competitors have significantly greater financial, technical, sales and marketing and other resources than we do. For example, our ability to market our Application Virtualization products, including XenApp and XenApp Platinum and other future product offerings, could be affected by Microsoft's licensing and pricing scheme for client devices, servers and applications. Further, the announcement of the release, and the actual release, of new Windows-based server operating systems or products incorporating similar features to our products could cause our existing and potential customers to postpone or cancel plans to license certain of our existing and future product and service offerings.

Existing or new products and services that provide alternatives to our products and services, including those relating to application, server and desktop virtualization, Web application optimization, application performance monitoring, branch office application delivery, WAN optimization, SSL/VPN, gateways, on-demand assistance, online collaboration and IP telephony, can materially impact our ability to compete in these markets. Our current competitors in these markets include Adobe Systems, Inc., Cisco Systems, Inc., F5 Networks, Inc., Hewlett-Packard Company, IBM Corporation, Juniper Networks, Inc., Microsoft Corporation, Oracle Corporation, Riverbed Technology, Inc., Sun Microsystems, Inc., VMware, Inc., and Virtual Iron Software, Inc.

As the markets for our products and services continue to develop, additional companies, including companies with significant market presence in the computer appliances, software and networking industries, could enter the markets in which we compete and further intensify competition. In addition, we believe price competition could become a more significant competitive factor in the future. As a result, we may not be able to maintain our historic prices and margins, which could adversely affect our business, results of operations and financial condition. See "—Technology Relationships" and "Risk Factors."

Proprietary Technology

Our success is dependent upon certain proprietary technologies and core intellectual property. We have been awarded a number of domestic and foreign patents and have a number of pending patent applications in the United States and foreign countries. Our technology is also protected under copyright laws. Additionally, we rely on trade secret protection and confidentiality and proprietary information agreements to protect our proprietary technology. We have trademarks or registered trademarks in the United States and other countries, including Citrix®, Citrix Presentation Server™, Citrix Access Gateway™, Citrix Password Manager™, GoToMeeting®, GoToAssist®, GoToMyPC®, GoToWebinar™, ICA®, NetScaler®, WanScaler™, and Xen®. While our competitive position could be affected by our ability to protect our proprietary information, we believe that because of the rapid pace of technological change in the industry, factors such as the technical expertise, knowledge and innovative skill of our management and technical personnel, our technology relationships, name recognition, the timeliness and quality of support services provided by us and our ability to rapidly develop, enhance and market software products could be more significant in maintaining our competitive position. See "Risk Factors."

Available Information

Our Internet address is http://www.citrix.com. We make available, free of charge, on or through our Website our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, proxy statements on Form DEF 14A and any amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act as soon as reasonably practicable after such material is electronically filed with or furnished to the Securities and Exchange Commission. The information on our Website is not part of this Annual Report on Form 10-K for the year ended December 31, 2007.

Employees

As of December 31, 2007, we had 4,620 employees. We believe our relations with employees are good. In certain countries outside the United States, our relations with employees are governed by labor regulations.

ITEM 1A. *RISK FACTORS*

Our operating results and financial condition have varied in the past and could in the future vary significantly depending on a number of factors. From time to time, information provided by us or statements made by our employees contain "forward-looking" information that involves risks and uncertainties. In particular, statements contained in this Annual Report on Form 10-K for the year ended December 31, 2007, and in the documents incorporated by reference into this Annual Report on Form 10-K for the year ended December 31, 2007, that are not historical facts, including, but not limited to statements concerning new products, product development and offerings, Application Networking, Application Virtualization, Subscription Advantage, XenApp (formerly Presentation Server), NetScaler, XenServer and XenDesktop, Citrix Ready, WANscaler and Access Gateway, our Partner Network historical stock option granting practices and related restatements, stockholder derivative actions, cash and non-cash charges, contingent liabilities related to Internal Revenue Code Section 409A, product and price competition, auction rate securities our Online Services division, competition and strategy, customer diversification, employees, suppliers, product price and inventory, contingent consideration payments, deferred revenues, economic and political market conditions, potential government regulation, seasonal factors, natural disasters, stock-based compensation, licensing and subscription renewal programs, international operations and expansion, revenue recognition, profits, growth of revenues, composition of revenues, cost of revenues, operating expenses, sales and sales cycle, marketing and support expenses, general and administrative expenses, research and development expenses, valuations of investments and derivative instruments, technology relationships, reinvestment or repatriation of foreign earnings, gross margins, amortization expense, goodwill and intangible assets, interest income, interest expense, impairment charges, anticipated operating and capital expenditure requirements, cash inflows, contractual obligations, our Credit Facility and Term Loan, in-process research and development, advertising campaigns, tax rates and deductions, SFAS 123R, leasing and subleasing activities, acquisitions, stock repurchases, investment transactions, liquidity, litigation matters, intellectual property matters, distribution channels, stock price, payment of dividends, Advisor Rewards Program, Microsoft agreements; price protection rights, proprietary technology, security measures, third party licenses, and potential debt or equity financings constitute forward-looking statements and are made under the safe harbor provisions of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements are neither promises nor guarantees. Our actual results of operations and financial condition have varied and could in the future vary materially from those stated in any forward-looking statements. The following factors, among others, could cause actual results to differ materially from those contained in forward-looking statements made in this Annual Report on Form 10-K for the year ended December 31, 2007, in the documents incorporated by reference into this Annual Report on Form 10-K for the year ended December 31, 2007 or presented elsewhere by our management from time to time. Such factors, among others, could have a material adverse effect upon our business, results of operations and financial condition. We caution readers not to place undue reliance on any forward-looking statements, which only speak as of the date made. We undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made.

The virtualization products and services we acquired in connection with our acquisition of XenSource are based on an emerging technology, and therefore the potential market for this line of products and services remains uncertain.

We acquired XenSource in October 2007 to enter the server and desktop virtualization markets. The virtualization products and services that we acquired as part of this acquisition are based on an emerging technology platform the success of which will depend on organizations and customers perceiving technological and operational benefits and cost savings associated with adopting server and desktop virtualization solutions. The limited operating history of XenSource prior to our acquisition and the relatively limited extent to which server and desktop virtualization solutions have been adopted may make it difficult to evaluate this technology's impact on our business because the potential market for these products and services remains uncertain. To the extent that the server and desktop virtualization market develops more slowly or less comprehensively than we expect, the revenue growth associated with virtualization products and services may be slower than currently expected, which could adversely affect our business, results of operations and financial condition.

The benefits we anticipate from acquiring XenSource may not be realized.

We acquired XenSource with the expectation that the acquisition will result in various benefits including, among other things, enhanced revenue and profits, greater market presence and development, and enhancements to our product portfolio and customer base. We expect that the acquisition will move us into adjacent server and desktop virtualization markets that will allow us to extend our leadership in the broader Application Delivery Infrastructure market by adding key enabling technologies that make the end-to-end computing environment more flexible, dynamic and responsive to business change. We may not realize any of these benefits.

In addition, we may not achieve the anticipated benefits of our acquisition of XenSource as rapidly as, or to the extent, anticipated by our management and certain financial or industry analysts, and others may not perceive the same benefits of the acquisition as we do. For example, XenSource's contribution to our financial results may not meet the current expectations of our management for a number of reasons, including the integration risks described above, and could dilute our profits beyond the current expectations of our management. Operations and costs incurred and potential liabilities assumed in connection with our acquisition of XenSource also could have an adverse effect on our business, financial condition and operating results. If these risks materialize, our stock price could be materially adversely affected.

Our business could be adversely impacted by conditions affecting the information technology market.

The demand for our products and services depends substantially upon the general demand for business-related computer appliances and software, which fluctuates based on numerous factors, including capital spending levels, the spending levels and growth of our current and prospective customers and general economic conditions. Fluctuations in the demand for our products and services could have a material adverse effect on our business, results of operations and financial condition. In the past, adverse economic conditions decreased demand for our products and negatively impacted our financial results. Future economic projections for the information technology sector are uncertain. If an unfavorable information technology spending environment develops, it could negatively impact our business, results of operations and financial condition.

Our long sales cycle for enterprise-wide sales could cause significant variability in our revenue and operating results for any particular period.

In recent quarters, a growing number of our large and medium-sized customers have decided to implement our enterprise customer license arrangements on a departmental or enterprise-wide basis. Our long sales cycle for these large-scale deployments makes it difficult to predict when these sales will occur, and we may not be able to sustain these sales on a predictable basis.

We have a long sales cycle for these enterprise-wide sales because:

- our sales force generally needs to explain and demonstrate the benefits of a large-scale deployment of our product to potential and existing customers prior to sale;
- our service personnel typically spend a significant amount of time assisting potential customers in their testing and evaluation of our products and services;
- our customers are typically large and medium size organizations that carefully research their technology needs and the many potential projects prior to making capital expenditures for software infrastructure; and
- before making a purchase, our potential customers usually must get approvals from various levels of decision makers within their organizations, and this process can be lengthy.

The continued long sales cycle for these large-scale deployment sales could make it difficult to predict the quarter in which sales will occur. Delays in sales could cause significant variability in our revenue and operating results for any particular period.

We face intense competition, which could result in fewer customer orders and reduced revenues and margins.

We sell our products in intensely competitive markets. Some of our competitors and potential competitors have significantly greater financial, technical, sales and marketing and other resources than we do. For example, our ability to market our Application Virtualization products, including XenApp, Access Essentials, Password Manager and other future product offerings and upgrades, could be affected by Microsoft's licensing and pricing scheme for client devices, servers and applications. Further, the announcement of the release, and the actual release, of new Windows-based server operating systems or products incorporating similar features to our products could cause our existing and potential customers to postpone or cancel plans to license certain of our existing and future product and service offerings.

In addition, alternative products for application delivery directly and indirectly compete with our current product lines and our online services.

Existing or new products and services that provide alternatives to our products and services, including those relating to application virtualization, server and desktop virtualization Web application optimization, application performance monitoring, branch office application delivery and WAN optimization, virtual desktop delivery, secure sockets layers/virtual private network, gateways, on-demand assistance, online collaboration and IP telephony, can materially impact our ability to compete in these markets.

Our current competitors in these markets include Adobe Systems, Inc., Cisco Systems, Inc., F5 Networks, Inc., Hewlett-Packard Company, IBM Corporation, Juniper Networks, Inc., Microsoft Corporation, Oracle Corporation, Riverbed Technology, Inc., Sun Microsystems, Inc., VMware, Inc. and Virtual Iron Software, Inc.

As the markets for our products and services continue to develop, additional companies, including companies with significant market presence in the computer appliances, software and networking industries, could enter the markets in which we compete and further intensify competition. In addition, we believe price competition could become a more significant competitive factor in the future. As a result, we may not be able to maintain our historic prices and margins, which could adversely affect our business, results of operations and financial condition.

Sales of products within our Application Virtualization product line constitute a majority of our revenue and decreases in demand for our Application Virtualization products could adversely affect our results of operations and financial condition.

We anticipate that sales of products within our Application Virtualization product line and related enhancements and upgrades will constitute a majority of our revenue for the foreseeable future. Our ability to continue to generate revenue from our Application Virtualization products will depend on market acceptance of Windows Server Operating Systems and/or UNIX Operating Systems. Declines and variability in demand for our Application Virtualization products could occur as a result of:

- new competitive product releases and updates to existing products;
- termination of our product offerings and enhancements;
- potential market saturation;
- technological change;
- general economic conditions; or
- lack of success of entities with which we have a technology relationship.

If our customers do not continue to purchase our Application Virtualization products as a result of these or other factors, our revenue would decrease and our results of operations and financial condition would be adversely affected. In addition, modification or termination of certain of our Application Virtualization products may cause variability in our revenue and make it difficult to predict our revenue growth and trends in our Application Virtualization products as our customers adjust their purchasing decisions in response to such events.

If we do not develop new products and services or enhancements to our existing products and services, our business, results of operations and financial condition could be adversely affected.

The markets for our products and services are characterized by:

- rapid technological change;
- evolving industry standards;
- fluctuations in customer demand;
- changes in customer requirements; and
- frequent new product and service introductions and enhancements.

Our future success depends on our ability to continually enhance our current products and services and develop and introduce new products and services that our customers choose to buy. If we are unable to keep pace with technological developments and customer demands by introducing new products and services and enhancements, our business, results of operations and financial condition could be adversely affected. Our future success could be hindered by:

- delays in our introduction of new products and services;
- delays in market acceptance of new products and services or new releases of our current products and services; and
- our, or a competitor's, announcement of new product or service enhancements or technologies that could replace or shorten the life cycle of our existing product and service offerings.

For example, we cannot guarantee that our Citrix Delivery Center and Online Services products will achieve the broad market acceptance by our channel partners and entities with which we have a technology relationship, customers and prospective customers necessary to generate significant revenue. In addition, we cannot guarantee that we will be able to respond effectively to technological changes or new product announcements by others. If we experience material delays or sales shortfalls with respect to our new products and services or new releases of our current products and services, those delays or shortfalls could have a material adverse effect on our business, results of operations and financial condition.

We believe that we could incur additional costs and royalties as we develop, license or buy new technologies or enhancements to our existing products. These added costs and royalties could increase our cost of revenues and operating expenses. However, we cannot currently quantify the costs for such transactions that have not yet occurred. In addition, we may need to use a substantial portion of our cash and investments to fund these additional costs.

Our business could be adversely impacted by a failure to renew our agreements with Microsoft for source code access.

In December 2004, we entered into a five-year technology collaboration and licensing agreement with Microsoft Corporation and in September 2007, we entered into a three-year source code license with Microsoft for the general release version of Windows Server 2008. These arrangements include a technology initiative for closer collaboration on terminal server functionality in future server operating systems, continued access to source code for key components of Microsoft's current server operating systems, and a patent cross-licensing agreement. There can be no assurances that our current licenses with Microsoft will be extended or renewed by Microsoft after their respective expirations. In addition, Microsoft could terminate the current licenses before the expiration of the term for breach or upon a change of control. The early termination or the failure to renew certain of our current licenses with Microsoft in a manner favorable to us could negatively impact the timing of our release of future products and enhancements.

If we lose key personnel or cannot hire enough qualified employees, our ability to manage our business could be adversely affected.

Our success depends, in large part, upon the services of a number of key employees. Except for certain key employees of acquired businesses, we do not have long-term employment agreements with any of our key personnel. Any officer or employee can terminate his or her relationship with us at any time. The effective management of our growth, if any, could depend upon our ability to retain our highly-skilled technical, sales and services managerial, finance and marketing personnel. If any of those employees leave, we will need to attract and retain replacements for them. We also need to add key personnel in the future. The market for these qualified employees is competitive. We could find it difficult to successfully attract, assimilate or retain sufficiently qualified personnel in sufficient numbers. Furthermore, we may hire key personnel in connection with our future acquisitions; however, any of these employees will be able to terminate his or her relationship with us at any time. If we cannot retain and add the necessary staff and resources for these acquired businesses, our ability to develop acquired products, markets and customers could be adversely affected. Also, we may need to hire additional personnel to develop new products, product enhancements and technologies. If we cannot add the necessary staff and resources, our ability to develop future enhancements and features to our existing or future products could be delayed. Any delays could have a material adverse effect on our business, results of operations and financial condition.

If we fail to manage our operations and grow revenue or fail to continue to effectively control expenses, our future operating results could be adversely affected.

Historically, the scope of our operations, the number of our employees and the geographic area of our operations and our revenue have grown rapidly. In addition, we have acquired both domestic and international companies. This growth and the assimilation of acquired operations and their employees could continue to place a significant strain on our managerial, operational and financial resources. To manage our current growth and any future growth effectively, we need to continue to implement and improve additional management and financial systems and controls. We may not be able to manage the current scope of our operations or future growth effectively and still exploit market opportunities for our products and services in a timely and cost-effective way. Our future operating results could also depend on our ability to manage:

- our expanding product lines;
- our marketing and sales organizations; and
- our client support organization as installations of our products increase.

In addition, to the extent our revenue grows, if at all, we believe that our cost of revenues and certain operating expenses could also increase. We believe that we could incur additional costs, including royalties, as we develop, license or buy new technologies or enhancements to our existing products and services. These added costs and royalties could increase our cost of revenues and operating expenses and lower our gross margins. For example, due to our recent acquisitions and the anticipated growth of the acquired companies, we currently expect that our future revenue will include a greater level of revenue from appliance sales as compared to our historical level of appliance sales, which we expect will reduce our gross margins from their historical levels. Furthermore, as our income from the recent acquisitions increases, we expect that our effective tax rate may increase due to the taxable income from these acquisitions being earned primarily in our geographic locations that are taxed at a higher rate. However, we cannot currently quantify the costs for such transactions that have not yet occurred or of these developing trends in our business. In addition, we may need to use a substantial portion of our cash and investments or issue additional shares of our common stock to fund these additional costs.

During the past two years, a large portion of our growth has been attributable to the growth of our Application Virtualization products, as well as growth in our Online Services and Application Networking products. We cannot provide any assurance that these markets and the revenues we derive from these markets will continue to grow. In addition, over the last four years we have grown our force of sales professionals that work closely with partners to sell to primary IT buyers, including Strategic IT Executives, Network Architects, IT Infrastructure Managers and Desktop Operations Managers, to address the multiple selling and buying opportunities presented by our expanded product lines. These and other account penetration efforts are part of our strategy to increase the usage of our Citrix Delivery Center products within our customer's IT organizations. We cannot provide any assurance that this strategy will be successful or that the release of our application delivery infrastructure products or other new products or services will increase our revenue growth rate.

We cannot assure you that our operating expenses will be lower than our estimated or actual revenues in any given quarter. If we experience a shortfall in revenue in any given quarter, we likely will not be able to further reduce operating expenses quickly in response. Any significant shortfall in revenue could immediately and adversely affect our results of operations for that quarter. Also, due to the fixed nature of many of our expenses and our current expectation for revenue growth, our income from operations and cash flows from operating and investing activities could be lower than in recent years.

Acquisitions present many risks, and we may not realize the financial and strategic goals we anticipate at the time of an acquisition.

Our growth is dependent upon market growth, our ability to enhance existing products and services, and our ability to introduce new products and services on a timely basis. We intend to continue to address the need to develop new products and services and enhance existing products and services through acquisitions of other companies, product lines and/or technologies. However, acquisitions, including those of high-technology companies, are inherently risky. We cannot provide any assurance that any of our previous acquisitions, including our acquisitions over the past three years, or future acquisitions will be successful in helping us reach our financial and strategic goals either for that acquisition or for us generally or that the combined company resulting from any acquisition will continue to support the growth achieved by the companies separately.

The risks we commonly encounter in managing and integrating acquisitions are:

- difficulties and delays integrating the operations, technologies, and products of the acquired companies;
- undetected errors or unauthorized use of a third-party's code in products of the acquired companies;
- the diversion of management's attention from normal daily operations of the business;
- potential difficulties in completing projects associated with purchased in-process research and development;

- entry into markets in which we have no or limited direct prior experience and where competitors have stronger market positions and which are highly competitive;
- the potential loss of key employees of the acquired company; and
- an uncertain sales and earnings stream from the acquired company, which could unexpectedly dilute our earnings.

Our failure to manage growth effectively and successfully integrate acquired companies due to these or other factors could have a material adverse effect on our business, results of operations and financial condition.

Attractive acquisition opportunities may not be available to us, which could negatively affect the growth of our business.

Our business strategy includes the selective acquisition of businesses and technologies. In the three years ended December 31, 2007, we completed six significant acquisitions, including the acquisition of XenSource, Inc. in 2007 and NetScaler, Inc. in 2005. We plan to continue to seek opportunities to expand our product portfolio, customer base, technology, and technical talent through acquisitions. However, we may not have the opportunity to make suitable acquisitions on favorable terms in the future, which could negatively impact the growth of our business. We expect that other companies in our industry will compete with us to acquire compatible businesses. This competition could increase prices for businesses and technologies that we would likely pursue, and our competitors may have greater resources than we do to complete these acquisitions.

If we determine that any of our goodwill or intangible assets, including technology purchased in acquisitions, are impaired, we would be required to take a charge to earnings, which could have a material adverse effect on our results of operations.

We have a significant amount of goodwill and other intangible assets, such as product and core technology, related to our acquisitions. We recorded significant additional goodwill and other intangible asset amounts in connection with the acquisition of XenSource. We do not amortize goodwill and intangible assets that are deemed to have indefinite lives. However, we do amortize certain product and core technologies, trademarks, patents and other intangibles. We periodically evaluate our intangible assets, including goodwill, for impairment at the reporting unit level (operating segment). As of December 31, 2007, we had $888.5 million of goodwill, of which approximately $43.7 million of goodwill was recorded in connection with our acquisitions of Reflectent Software, Inc., or Reflectent, and Orbital Data Corporation, or Orbital Data, in 2006 (we refer to these acquisitions as our 2006 Acquisitions), and $257.5 million of goodwill was recorded in connection with our acquisitions of XenSource and Ardence Delaware, Inc. or Ardence, in 2007 (we refer to these acquisitions as our 2007 Acquisitions). We review for impairment annually, or sooner if events or changes in circumstances indicate that the carrying amount could exceed fair value. Fair values are based on discounted cash flows using a discount rate determined by our management to be consistent with industry discount rates and the risks inherent in our current business model. Due to uncertain market conditions and potential changes in our strategy and product portfolio, it is possible that the forecasts we use to support our goodwill and other intangible assets could change in the future, which could result in non-cash charges that would adversely affect our results of operations and financial condition.

Furthermore, impairment testing requires significant judgment, including the identification of reporting units based on our internal reporting structure that reflects the way we manage our business and operations and to which our goodwill and intangible assets would be assigned. Significant judgments are required to estimate the fair value of our goodwill and intangible assets, including estimating future cash flows, determining appropriate discount rates, estimating the applicable tax rates, foreign exchange rates and interest rates, projecting the future industry trends and market conditions, and making other assumptions. Changes in these estimates and assumptions, including changes in our reporting structure, could materially affect our determinations of fair value.

We recorded approximately $490.7 million of goodwill and intangible assets in connection with our 2006 Acquisitions and our 2007 Acquisitions. If the actual revenues and operating profit attributable to acquired intangible assets are less than the projections we used to initially value these intangible assets when we acquired them, then these intangible assets may be deemed to be impaired. If we determine that any of the goodwill or other intangible assets associated with our recent acquisitions are impaired, then we would be required to reduce the value of those assets or to write them off completely by taking a related charge to earnings. If we are required to write down or write off all or a portion of those assets, or if financial analysts or investors believe we may need to take such action in the future, our stock price and operating results could be materially adversely affected.

At December 31, 2007, we had $276.3 million, net, of unamortized identified intangibles, which include core and product technology we purchased in acquisitions or under third party licenses. These intangibles are primarily associated with our Application Networking products and Server Virtualization products. However, our channel distributors and entities with which we have technology relationships, customers or prospective customers may not purchase or widely accept our new products. If we fail to complete the development of our anticipated future product and service offerings, including product offerings acquired through our acquisitions, if we fail to complete them in a timely manner, or if we are unsuccessful in selling any new lines of products, appliances and services, we could determine that the value of the purchased technology is impaired in whole or in part and take a charge to earnings. We could also incur additional charges in later periods to reflect costs associated with completing those projects that could not be completed in a timely manner. An impairment charge could have a material adverse effect on our results of operations. If the actual revenues and operating profit attributable to acquired product and core technologies are less than the projections we used to initially value product and core technologies when we acquired it, such intangible assets may be deemed to be impaired. If we determine that any of our intangible assets are impaired, we would be required to take a related charge to earnings that could have a material adverse effect on our results of operations.

Our business could be adversely affected if we are unable to expand and diversify our distribution channels.

We currently intend to continue to expand our distribution channels by leveraging our relationships with independent hardware and software vendors and system integrators to encourage them to recommend or distribute our products. In addition, an integral part of our strategy is to diversify our base of channel relationships by adding and training more channel members with abilities to reach larger enterprise customers and to sell our newer products. This strategy will require additional resources, as we will need to expand our internal sales and service coverage of these customers. If we fail in these efforts and cannot expand, train or diversify our distribution channels, our business could be adversely affected. In addition to this diversification of our base, we will need to maintain a healthy mix of channel members who cater to smaller customers. We may need to add and remove distribution members to maintain customer satisfaction and a steady adoption rate of our products, which could increase our operating expenses. Through our Citrix Partner Network, Citrix Authorized Learning Centers and other programs, we are currently investing, and intend to continue to invest, significant resources to develop these channels, which could reduce our profits.

We could change our licensing programs or subscription renewal programs, which could negatively impact the timing of our recognition of revenue.

We continually re-evaluate our licensing programs and subscription renewal programs, including specific license models, delivery methods, and terms and conditions, to market our current and future products and services. We could implement new licensing programs and subscription renewal programs, including offering specified and unspecified enhancements to our current and future product and service lines. Such changes could result in recognizing revenues over the contract term as opposed to upon the initial shipment or licensing of our software product. We could implement different licensing models in certain circumstances, for which we would recognize licensing fees over a longer period. Changes to our licensing programs and subscription renewal programs, including the timing of the release of enhancements, upgrades, and maintenance releases, the term of the contract, discounts and other factors, could impact the timing of the recognition of revenue for our products, related enhancements and services and could adversely affect our operating results and financial condition.

Sales of our Subscription Advantage product constitute substantially all of our License Updates revenue and a large portion of our deferred revenue.

We anticipate that sales of our Subscription Advantage product will continue to constitute a substantial portion of our License Updates revenue. Our ability to continue to generate both recognized and deferred revenue from our Subscription Advantage product will depend on our customers continuing to perceive value in automatic delivery of our software upgrades and enhancements. A decrease in demand for our Subscription Advantage product could occur as a result of a decrease in demand for our Application Virtualization, Application Networking, Server Virtualization and Application Performance Monitoring products. If our customers do not continue to purchase our Subscription Advantage product, our License Updates revenue and deferred revenue would decrease significantly and our results of operations and financial condition would be adversely affected.

As our international sales and operations grow, we could become increasingly subject to additional risks that could harm our business.

We conduct significant sales and customer support, development and engineering operations in countries outside of the United States. During the year ended December 31, 2007, we derived approximately 44.5% of our revenues from sales other than the United States. Our continued growth and profitability could require us to further expand our international operations. To successfully expand international sales, we must establish additional foreign operations, hire additional personnel and recruit additional international resellers. Our international operations are subject to a variety of risks, which could cause fluctuations in the results of our international operations. These risks include:

- compliance with foreign regulatory and market requirements;
- variability of foreign economic, political and labor conditions;
- changing restrictions imposed by regulatory requirements, tariffs or other trade barriers or by United States export laws;
- longer accounts receivable payment cycles;
- potentially adverse tax consequences;
- difficulties in protecting intellectual property;
- burdens of complying with a wide variety of foreign laws; and
- as we generate cash flow in non-U.S. jurisdictions, if required, we may experience difficulty transferring such funds to the U.S. in a tax efficient manner.

Our results of operations are also subject to fluctuations in foreign currency exchange rates. In order to minimize the impact on our operating results, we generally initiate our hedging of currency exchange risks one year in advance of anticipated foreign currency expenses. When the dollar is weak, foreign currency denominated expenses will be higher, and these higher expenses will be partially offset by the gains realized from our hedging contracts. If the dollar is strong, foreign currency denominated expenses will be lower. These lower expenses will in turn be partially offset by the losses incurred from our hedging contracts. There is a risk that there will be fluctuations in foreign currency exchange rates beyond the one year timeframe for which we hedge our risk. Due to the generally weaker dollar in 2007, our operating expenses benefited from gains produced by our hedging programs as compared to 2006.

Our success depends, in part, on our ability to anticipate and address these risks. We cannot guarantee that these or other factors will not adversely affect our business or operating results.

Our proprietary rights could offer only limited protection. Our products, including products obtained through acquisitions, could infringe third-party intellectual property rights, which could result in material costs.

Our efforts to protect our proprietary rights may not be successful. We rely primarily on a combination of copyright, trademark, patent and trade secret laws, confidentiality procedures and contractual provisions to protect our proprietary rights. The loss of any material trade secret, trademark, trade name, patent or copyright could have a material adverse effect on our business. Despite our precautions, it could be possible for unauthorized third parties to copy or reverse engineer certain portions of our products or to otherwise obtain and use our proprietary information. If we cannot protect our proprietary technology against unauthorized copying or use, we may not remain competitive. Any patents owned by us could be invalidated, circumvented or challenged. Any of our pending or future patent applications, whether or not being currently challenged, may not be issued with the scope we seek, if at all, and if issued, may not provide any meaningful protection or competitive advantage.

In addition, our ability to protect our proprietary rights could be affected by:

- Differences in International Law; Enforceability of Licenses: The laws of some foreign countries do not protect our intellectual property to the same extent as do the laws of the United States and Canada. For example, we derive a significant portion of our sales from licensing our packaged products under "shrink wrap" or "click-to-accept" license agreements that are not signed by licensees and electronic enterprise customer licensing arrangements that are delivered electronically, all of which could be unenforceable under the laws of many foreign jurisdictions in which we license our products.
- Third Party Infringement Claims: We may become increasingly subject to infringement claims and claims alleging the unauthorized use of a third-party's code in our products including the unauthorized use of open source code that may impose unwanted obligations on us. This may occur for a variety of reasons, including the expansion of our product lines, such as our Application Networking products and our Online Services division products, through product development and acquisitions, including our acquisition of XenSource in 2007, and the increase in the number of competitors in our industry segments and the resulting increase in the number of related products and the overlap in the functionality of those products, and the unauthorized use of third-party's code in our product development process. Companies and inventors are more frequently seeking to patent software and business methods because of developments in the law that could extend the ability to obtain such patents. As a result, we could receive more patent infringement claims. Responding to any infringement claim, regardless of its validity, could result in costly litigation or injunctive relief or require us to obtain a license to intellectual property rights of those third parties. Licenses may not be available on reasonable terms, on terms compatible with the protection of our proprietary rights, or at all. In addition, attention to these claims could divert our management's time and attention from developing our business. If a successful claim is made against us and we fail to develop or license a substitute technology or negotiate a suitable settlement arrangement, our business, results of operations, financial condition and cash flows could be materially adversely affected.

If open source software programmers, many of whom we do not employ, do not continue to develop and enhance the open source Xen hypervisor, we may be unable to develop new XenServer products, adequately enhance our existing XenServer products or meet customer requirements for innovation, quality and price of these Xen products.

We rely to a significant degree on an informal community of independent open source software programmers to develop and enhance the Xen hypervisor. A relatively small group of software engineers, many of whom are not employed by us, are primarily responsible for the development and evolution of the Xen hypervisor, which is the heart of the XenServer virtualization product. If these programmers fail to adequately further develop and enhance open source technologies, we would have to rely on other parties to develop and enhance the Xen hypervisor or we would need to develop and enhance the Xen hypervisor with our own resources. We cannot predict whether further developments and enhancements to these technologies would be available from reliable alternative sources. In either event, our development expenses could be increased and our product release and upgrade schedules could be delayed. Moreover, if third party software programmers fail to adequately further develop and enhance the Xen hypervisor, the development and adoption of this virtual server technology could be stifled and our products, including XenServer, could become less competitive. Delays in developing, completing or shipping new or enhanced products could result in delayed or reduced revenue for those products and could also adversely affect customer acceptance of those offerings.

We are subject to risks associated with our strategic and technology relationships.

Our business depends on strategic and technology relationships. We cannot assure you that those relationships will continue in the future. In addition to our relationship with Microsoft, we rely on strategic or technology relationships with such companies as Dell Inc., Hewlett-Packard Company, International Business Machines Corporation, SAP and others. We depend on the entities with which we have strategic or technology relationships to successfully test our products, to incorporate our technology into their products and to market and sell those products. We cannot assure you that we will be able to maintain our current strategic and technology relationships or to develop additional strategic and technology relationships. If any entities in which we have a strategic or technology relationship are unable to incorporate our technology into their products or to market or sell those products, our business, results of operations and financial condition could be materially adversely affected.

If we lose access to third party licenses, releases of our products could be delayed.

We believe that we will continue to rely, in part, on third party licenses to enhance and differentiate our products. Third party licensing arrangements are subject to a number of risks and uncertainties, including:

- undetected errors or unauthorized use of another person's code in the third party's software;
- disagreement over the scope of the license and other key terms, such as royalties payable;
- infringement actions brought by third party licensees; and
- termination or expiration of the license.

If we lose or are unable to maintain any of these third party licenses or are required to modify software obtained under third party licenses, it could delay the release of our products. Any delays could have a material adverse effect on our business, results of operations and financial condition.

Our success depends on our ability to attract and retain and further penetrate large enterprise customers.

We must retain and continue to expand our ability to reach and penetrate large enterprise customers by adding effective channel distributors and expanding our consulting services. Our inability to attract and retain large enterprise customers could have a material adverse effect on our business, results of operations and financial condition. Large enterprise customers usually request special pricing and generally have longer sales cycles, which could negatively impact our revenues. By granting special pricing, such as bundled pricing or discounts, to these large customers, we may have to defer recognition of some or all of the revenue from such sales. This deferral could reduce our revenues and operating profits for a given reporting period. Additionally, as we attempt to attract and penetrate large enterprise customers, we may need to increase corporate branding and marketing activities, which could increase our operating expenses. These efforts may not proportionally increase our operating revenues and could reduce our profits.

Our success may depend on our ability to attract and retain small-sized customers.

In order to successfully attract new customer segments to our XenApp products and expand our existing relationships with enterprise customers, we must reach and retain small-sized customers and small project initiatives within our larger enterprise customers. We have begun a marketing initiative to reach these customers that includes extending our Advisor Rewards program to include a broader range of license types. In 2005, we also introduced a new product, Access Essentials™, specifically developed, packaged and priced to bring secure application virtualization and efficient centralized management of information resources to small and mid-sized businesses. We cannot guarantee that our small-sized customer marketing initiative or new product will be successful. Our failure to attract and retain small sized customers and small project initiatives within our larger enterprise customers could have a material adverse effect on our business, results of operations and financial condition. Additionally, as we attempt to attract and retain small sized customers and small project initiatives within our larger enterprise customers, we may need to increase corporate branding and broaden our marketing activities, which could increase our operating expenses. These efforts may not proportionally increase our operating revenues and could reduce our profits.

We rely on indirect distribution channels and major distributors that we do not control.

We rely significantly on independent distributors and resellers to market and distribute our products and appliances. We do not control our distributors and resellers. Additionally, our distributors and resellers are not obligated to buy our products and could also represent other lines of products. We maintain and periodically revise our sales incentive programs for our independent distributors and resellers, and such program revisions may adversely impact our results of operations. Some of our distributors and resellers maintain inventories of our packaged products for resale to smaller end-users. If distributors and resellers reduce their inventory of our packaged products, our business could be adversely affected. Further, we could maintain individually significant accounts receivable balances with certain distributors. The financial condition of our distributors could deteriorate and distributors could significantly delay or default on their payment obligations. Any significant delays, defaults or terminations could have a material adverse effect on our business, results of operations and financial condition.

For certain of our products we rely on third-party suppliers and contract manufacturers, making us vulnerable to supply problems and price fluctuations.

We rely on a number of third-party suppliers who provide hardware or hardware components, many of which are sole-source suppliers. For example, all of the production, final test, warehousing and shipping for our Application Networking products, including our NetScaler products, Access Gateway products and WANScaler products are primarily performed by a third-party contract manufacturer. We do not typically have long-term supply agreements with our suppliers; and, in most cases, we purchase the products and components on an as-needed purchase order basis. In some instances, such as with respect to our Application Networking products, we maintain internal manufacturing capabilities to supplement third-party contract manufacturers and provide us with the flexibility needed to meet our product delivery requirements on sales orders on a limited basis. While we have not, to date, experienced any material difficulties or delays in the manufacture and assembly of our products, our suppliers may encounter problems during manufacturing due to a variety of reasons, including failure to follow specific protocols and procedures, failure to comply with applicable regulations, equipment malfunction and environmental factors, any of which could delay or impede their ability to meet our demand. Our reliance on these third-party suppliers and contract manufacturers subjects us to risks that could harm our business, including:

- we may have difficulty locating and qualifying alternative suppliers for our sole-source supplies;
- our suppliers, especially new suppliers, may make errors in manufacturing components that could negatively affect the efficacy of our products or cause delays in shipment;

- our suppliers manufacture products for a range of customers, and fluctuations in demand for the products these suppliers manufacture for others may affect their ability to deliver components and products to us in a timely manner; and
- our suppliers may encounter financial hardships unrelated to our demand for components, which could inhibit their ability to fulfill our orders and meet our requirements.

There may be delay associated with establishing additional or replacement suppliers, particularly for components that are available only from sole or limited sources. Any interruption or delay in the supply of products or components, or our inability to obtain products or components from alternate sources at acceptable prices in a timely manner, could impair our ability to meet the demand of our customers and adversely affect our business, financial condition or results of operations.

Our products could contain errors that could delay the release of new products and may not be detected until after our products are shipped.

Despite significant testing by us and by current and potential customers, our products, especially new products or releases or acquired products, could contain errors. In some cases, these errors may not be discovered until after commercial shipments have been made. Errors in our products could delay the development or release of new products and could adversely affect market acceptance of our products. Additionally, our products depend on third party products, which could contain defects and could reduce the performance of our products or render them useless. Because our products are often used in mission-critical applications, errors in our products or the products of third parties upon which our products rely could give rise to warranty or other claims by our customers.

Our synthetic lease is an off-balance sheet arrangement that could negatively affect our financial condition and results.

In April 2002, we entered into a seven-year synthetic lease with a lessor for our headquarters office buildings in Fort Lauderdale, Florida. The synthetic lease qualifies for operating lease accounting treatment under SFAS No. 13, *Accounting for Leases*, so we do not include the property or the associated lease debt on our condensed consolidated balance sheets. However, if the lessor were to change its ownership of our property or significantly change its ownership of other properties that it currently holds, under FIN No. 46, *Consolidation of Variable Interest Entities (revised)* we could be required to consolidate the entity, the leased facility and the associated debt at that time.

If we elect not to purchase the property at the end of the lease term, we have guaranteed a minimum residual value of approximately $51.9 million to the lessor. Therefore, if the fair value of the property declines below $51.9 million, our residual value guarantee would require us to pay the difference to the lessor, which could have a material adverse effect on our results of operations and financial condition.

We have entered into a credit facility agreement that restrict our ability to conduct our business and failure to comply with such agreements may have an adverse effect on our business, liquidity and financial position.

We, along with our subsidiary, Citrix Systems International GmbH, maintain a credit facility agreement that contains financial covenants tied to a maximum consolidated leverage ratio and minimum interest coverage, among other things. The credit facility agreement also contains affirmative and negative covenants, including limitations related to our ability to incur future indebtedness, contingent obligations or liens, conduct certain mergers or acquisitions, make certain investments and loans, alter our capital structure, sell stock or assets and pay dividends. If we fail to comply with these covenants or any other provision of the credit facility agreement, we may be in default under the credit facility agreement, and we cannot assure you that we will be able to obtain the necessary waivers or amendments of such default. Upon an event of default under our credit facility agreement not otherwise amended or waived, the affected lenders could accelerate the repayment of any outstanding principal and accrued interest on their outstanding loans and terminate their commitments to lend additional funds, which may have a material adverse effect on our liquidity and financial position.

If our security measures are breached and unauthorized access is obtained to our Online Services division customers' data, our services may be perceived as not being secure and customers may curtail or stop using our service.

Use of our GoToMyPC, GoToMeeting, GoToAssist or GoToWebinar services involves the storage and transmission of customers' business and personally identifiable information, and security breaches could expose us to a risk of loss of this information, litigation and possible liability. If our security measures are breached as a result of third-party action, employee error, malfeasance or otherwise, and, as a result, someone obtains unauthorized access to one of our online customers' personally identifiable data, our reputation will be damaged, our business may suffer and we could incur significant liability. Because techniques used to obtain unauthorized access to or sabotage systems change frequently and generally are not recognized until launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. If any compromises of security were to occur, it could have the effect of substantially reducing the use of the Web for commerce and communications. Anyone who circumvents our security measures could misappropriate credit card and other payment information, personally identifiable customer information or cause interruptions in our services or operations. Computer viruses, software programs that disable or impair computers, have been and continue to be distributed and have rapidly spread over the Internet. Computer viruses could be introduced into our systems or those of our vendors, which could disrupt our network or make it inaccessible to our Online Services division customers. If an actual or perceived breach of our security occurs, the market perception of the effectiveness of our security measures could be harmed and we could lose sales and customers for our Online Services division, and in the case of an actual breach we could incur fines and other penalties, which would significantly adversely affect our financial condition and the operating results for our Online Services division.

Evolving regulation of the Web may adversely affect our Online Services division.

As Web commerce continues to evolve, increasing regulation by federal, state or foreign agencies becomes more likely. For example, we believe increased regulation is likely in the area of laws and regulations applying to the solicitation, collection, processing or use of personal or consumer information. Additional regulation could impact our business through increased costs and restrictions on our ability to process and secure customer data. In addition, taxation of services provided over the Web or other charges imposed by government agencies or by private organizations for accessing the Web may also be imposed. Any regulation imposing greater fees for Web use or restricting information exchange over the Web could result in a decline in the use of the Web and the viability of Web-based services, which would significantly adversely affect our financial condition and the operating results for our Online Services division.

Natural disasters or other unanticipated catastrophes that result in a disruption of our operations could negatively impact our results of operations.

Our worldwide operations are dependent on our network infrastructure, internal technology systems and Website. Significant portions of our computer equipment, intellectual property resources and personnel, including critical resources dedicated to research and development and administrative support functions are presently located at our corporate headquarters in Fort Lauderdale, Florida, an area of the country that is particularly prone to hurricanes, and at our various locations in California, an area of the country that is particularly prone to earthquakes. We also have operations in various domestic and international locations that expose us to additional diverse risks. The occurrence of natural disasters, such as hurricanes or earthquakes, or other unanticipated catastrophes, such as telecommunications failures, cyber-attacks, fires or terrorist attacks, at any of the locations in which we do business, could cause interruptions in our operations. For example, in October 2005, Hurricane Wilma passed through southern Florida causing extensive damage to the region, including some minor damage to our corporate headquarters facility. In addition, even in the absence of direct damage to our operations, large disasters, terrorist attacks or other casualty events could have a significant impact on our partners' and customers' businesses, which in turn could result in a negative impact on our results of operations. Extensive or multiple disruptions in our operations, or our partners' or customers' businesses, due to natural disasters or other unanticipated catastrophes could have a material adverse effect on our results of operations.

If we do not generate sufficient cash flow from operations in the future, we may not be able to fund our product development and acquisitions and fulfill our future obligations.

Our ability to generate sufficient cash flow from operations to fund our operations and product development, including the payment of cash consideration in acquisitions and the payment of our other obligations, depends on a range of economic, competitive and business factors, many of which are outside our control. We cannot assure you that our business will generate sufficient cash flow from operations, or that we will be able to liquidate our investments, repatriate cash and investments held in our overseas subsidiaries, sell assets or raise equity or debt financings when needed or desirable. An inability to fund our operations or fulfill outstanding obligations could have a material adverse effect on our business, financial condition and results of operations. For further information, please refer to "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources."

Matters relating to or arising out of our historical stock option granting practices, including regulatory inquiries or proceedings, litigation matters and potential additional cash and non-cash charges, could have a material adverse effect on us.

As described in the Explanatory Note to our Annual Report on Form 10-K for the year ended December 31, 2006, Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations" and in Note 2 to our consolidated financial statements included therein, in the fourth quarter of 2006, the Audit Committee of our Board of Directors commenced a voluntary independent investigation of certain of our stock option granting practices and the related accounting during the period from January 1996 through December 2006. This investigation was conducted by the Audit Committee with the assistance of independent outside legal counsel and outside forensic accounting consultants. In addition to those grants evaluated as part of the Audit Committee's investigation, we also evaluated all grants (consisting of two employee new hire grants) in December 1995, which was the month the Company completed its initial public offering, and all grants to non-employee directors. The Audit Committee completed its investigation in the second quarter of 2007. Based on the facts obtained in connection with the Audit Committee's investigation and management's supplemental review, we concluded that stock options granted during the period from December 1995 to March 2005, were accounted for using incorrect measurement dates, which required a restatement of our previously filed financial statements.

We incurred significant expenses related to legal, accounting, tax and other professional services in connection with the investigation of our historical stock option granting practices and the related restatements, and may incur significant expenses in the future with respect to such matters, including as a result of litigation matters or additional cash and non-cash charges. For example, as described in Part I, Item 3 "Legal Proceedings," purported stockholder derivative actions have been filed relating to certain of our historical stock option grants. Even if resolved favorably, these matters may be time-consuming, expensive and disruptive to normal business operations, and the impact and outcomes of current or future litigation matters are difficult to predict and could have a material adverse effect on our business, results of operations and financial condition.

Additionally, as described in the Explanatory Note to our Annual Report on Form 10-K for the year ended December 31, 2006, "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Part II Item 7 and in Note 2 to our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2006 in Part IV Item 15, after the Audit Committee completed its investigation of our historical stock option granting practices and our review of the accounting treatment for our historical stock option grants, we recorded additional stock-based compensation expenses and related tax effects with regard to certain past stock option grants, and we restated previously issued financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2006. Although we believe we made appropriate judgments in determining the financial and tax impacts of our historical stock option granting practices and have consulted with the Office of the Chief Accountant of the SEC on certain interpretive matters, we cannot provide assurance that regulatory authorities, including the Internal Revenue Service, or IRS, will agree with the manner in which we have accounted for and reported, or not reported, the financial and tax impacts. Specifically, in light of the significant judgment used in establishing revised measurement dates, alternate approaches to those used by us could have resulted in different compensation expense charges than those reported in our Annual Report on Form 10-K for the year ended December 31, 2006 and those differences could be considered material. We considered various alternative approaches and believe that the approaches used by us were appropriate under the circumstances. For a complete discussion of the judgments underlying the revised measurement dates, see "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Part II, Item 7 of our Annual Report on Form 10-K for the year ended December 31, 2006. If regulatory authorities disagree with our financial or tax adjustments and such disagreements result in material changes to our historical financial statements, we may be required to further restate our prior financial statements, amend prior filings with the SEC or take other action that is not currently contemplated. In addition, other adjustments for non-operating cash charges may be required in connection with the resolution of stock option related matters arising under any litigation commenced against us.

If stock balancing returns or price adjustments exceed our reserves, our operating results could be adversely affected.

We provide most of our distributors with stock balancing return rights, which generally permit our distributors to return products to us by the forty-fifth day of a fiscal quarter, subject to ordering an equal dollar amount of our products prior to the last day of the same fiscal quarter. We also provide price protection rights to most of our distributors. Price protection rights require that we grant retroactive price adjustments for inventories of our products held by distributors if we lower our prices for those products within a specified time period. To cover our exposure to these product returns and price adjustments, we establish reserves based on our evaluation of historical product trends and current marketing plans. However, we cannot assure you that our reserves will be sufficient to cover our future product returns and price adjustments. If we inadequately forecast reserves, our operating results could be adversely affected.

Our stock price could be volatile, and you could lose the value of your investment.

Our stock price has been volatile and has fluctuated significantly in the past. The trading price of our stock is likely to continue to be volatile and subject to fluctuations in the future. Your investment in our stock could lose some or all of its value. Some of the factors that could significantly affect the market price of our stock include:

- actual or anticipated variations in operating and financial results;
- analyst reports or recommendations;
- changes in interest rates; and
- other events or factors, many of which are beyond our control.

The stock market in general, The NASDAQ Global Select Market (formerly, the Nasdaq National Market), and the market for software companies and technology companies in particular, have experienced extreme price and volume fluctuations. These broad market and industry factors could materially and adversely affect the market price of our stock, regardless of our actual operating performance.

Changes or modifications in financial accounting standards related to share-based compensation may have a material adverse impact on our reported results of operations.

Effective January 1, 2006, we adopted Statement of Financial Accounting Standards, or SFAS, No. 123R, Share-Based Payment, a complex accounting standard that requires companies to expense the fair value of employee stock options and similar awards. The application of SFAS No. 123R requires significant judgment and the use of estimates, particularly surrounding stock price volatility, option forfeiture rates and expected option lives, to build a model for appropriately valuing share-based compensation. There is a risk that, as a result of subsequent accounting guidelines or changes in our business, we could determine that the assumptions or model we used requires modification. Any such modification could result in significantly different charges in future periods and, potentially, could require us to correct the charges taken in prior periods. These modifications, as well as any such corrections of charges taken in a prior period could negatively affect our results of operations, stock price and our stock price volatility.

Our business is subject to seasonal fluctuations.

Our business is subject to seasonal fluctuations. Historically, our net revenues have fluctuated quarterly and have generally been the highest in the fourth quarter of our fiscal year due to corporate calendar year-end spending trends. In addition, our European operations generally provide lower revenues in the summer months because of the generally reduced level of economic activity in Europe during the summer. This seasonal factor also typically results in higher fourth quarter revenues. Quarterly results are also affected by the timing of the release of new products and services. Because of the seasonality of our business, results for any quarter, especially our fourth quarter, are not necessarily indicative of the results that may be achieved for the full fiscal year.

Funds from certain of our auction rate securities may not be accessible within 12 months and our auction rate securities may experience an other-than-temporary decline in value, which would adversely affect our income.

In February 2008, approximately $45.5 million of our investment portfolio consists of municipal auction rate securities whose underlying assets are generally student loans which are substantially backed by the federal government. The market for municipal auction rate securities held in our portfolio began experiencing auction failures on February 13, 2008. If the issuers of the affected securities are unable to successfully complete future auctions or refinance their obligations and their credit ratings deteriorate, we may be required to adjust the carrying value of these securities and recognize an impairment charge for an other-than-temporary decline in the fair values of these securities which will have an adverse impact on our results of operations. All of our auction rate securities, including those having recently experienced an auction failure, are currently rated triple-A by one or more rating agencies. We believe we will be able to liquidate our investment without significant loss within the next year, and we currently believe these securities are not significantly impaired. Based on our available cash and other investments, we do not currently anticipate that the lack of liquidity caused by failed auctions related to these securities will have a material adverse effect on our operating cash flows or will affect our ability to operate our business as usual.

Our business and investments could be adversely impacted by unfavorable economic political and social conditions.

General economic and market conditions, and other factors outside our control including significant natural disasters, terrorist attacks or military actions, could adversely affect our business and impair the value of our investments. For example, an economic downturn could result in impairment in the value of our investments requiring us to record losses related to such investments. Impairment in the value of these investments may disrupt our ongoing business and distract management. As of December 31, 2007, we had $600.7 million of short and long-term investments, including restricted investments, with various issuers and financial institutions. In many cases we do not attempt to reduce or eliminate our market exposure on these investments and could incur losses related to the impairment of these investments. Fluctuations in economic and market conditions could adversely affect the value of our investments, and we could lose some of our investment portfolio. A total loss of an investment could adversely affect our results of operations and financial condition. For further information on these investments, please refer to "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources."

ITEM 1B. *UNRESOLVED STAFF COMMENTS*

We have received no written comments regarding our periodic or current reports from the staff of the Securities and Exchange Commission that were issued 180 days or more preceding the end of our 2007 fiscal year that remain unresolved.

ITEM 2. *PROPERTIES*

We lease and sublease a total of 1,131,695 square feet of office space in the United States, Canada and Latin America, which is comprised of 474,150 square feet related to our Americas segment, 187,127 square feet related to our Online Services division and 470,418 square feet relating to our corporate headquarters located in Fort Lauderdale, Florida. Included in this total square footage is 368,843 square feet of office space in California, and 292,434 square feet of office space in other locations in the United States, Canada and Latin America.

We lease and sublease a total of 412,278 square feet of office space in various other facilities outside of North and Latin America, 198,899 of which relates to our Europe, the Middle East and Africa, or EMEA, segment and 213,379 of which relates to our Asia-Pacific segment. In addition, we own land and buildings in the United Kingdom with approximately 42,000 square feet of office space.

We believe that our existing facilities are adequate for our current needs. As additional space is needed in the future, we believe that suitable space will be available in the required locations on commercially reasonable terms.

ITEM 3. *LEGAL PROCEEDINGS*

Due to the nature of our business, we are subject to patent infringement claims. In 2006, we were sued in the United States District Court for the Northern District of Ohio for alleged patent infringement by our Online Services division's GoToMyPC service and in the United States District Court for the Southern District of Florida for alleged patent infringement by our Online Services division's GoToMyPC and GoToMeeting services. The complaints name Citrix Systems, Inc. and Citrix Online LLC, a wholly-owned subsidiary of Citrix Systems, Inc., as defendants and seek unspecified damages and other relief. In January 2007, a similar suit naming Citrix Systems, Inc. was filed in the United States District Court of the Eastern District of Texas. In response, we filed answers denying infringement and alleging, among other things, that the asserted claims of these patents are invalid. With respect to the Northern District of Ohio case, on November 2, 2006, the court held a hearing for the purpose of construing disputed terms of the claims of the patent-in-suit, and on March 13, 2007, the court issued a claim construction ruling. On March 21, 2007, we moved for leave to amend our answer in that case to assert an affirmative defense and counterclaim of inequitable conduct, which is a complete defense. On August 28, 2007, the court granted our motion. On December 7, 2007, we filed motions for summary judgment in the Northern District of Ohio case, seeking judgment that the asserted patent is invalid and that we have not infringed the patent, as well as judgments on other, non-dispositive issues. On the same day, we filed a request with the United States Patent and Trademark Office seeking inter partes reexamination of the patent in suit, and we subsequently filed a request with the court in the Northern District of Ohio seeking a stay of the litigation pending the Patent Office's determination of our reexamination request. The court has all of these motions under advisement. The Patent Office has not yet ruled on our reexamination request. Trial in the Northern District of Ohio case currently is scheduled to begin March 24, 2008. Trial in the Southern District of Florida case currently is scheduled to begin April 28, 2008, and trial in the Eastern District of Texas case currently is scheduled to begin June 15, 2009. In addition, the United States Patent and Trademark Office has decided to reexamine the patent at issue in the Southern District of Florida case. We believe that we have meritorious defenses to the allegations made in each of the complaints and intend to vigorously defend these lawsuits; however, we are unable to currently determine the ultimate outcome of these matters or the potential exposure to loss, if any.

On March 6, 2007, a purported stockholder derivative action entitled Sheet Metal Workers Local 28 Pension Fund v. Roger W. Roberts et al. (C.A. No. 07-60316), was filed in the US District Court for the Southern District of Florida against certain of our current and former directors and officers, and against us as a nominal defendant. The lawsuit asserts, among other things, that certain stock option grants made by us were dated and accounted for inappropriately. The lawsuit seeks the recovery of monetary damages and other relief for damage allegedly caused to us. An amended complaint, which changed the plaintiff in the action, named additional defendants and included additional allegations concerning our stock option granting practices, was filed on January 15, 2008 under the caption Rappaport v. Roberts, et al. (CA No. 07-60316).

We also received a demand letter dated March 15, 2007 from a purported stockholder with respect to certain stock option grants made to our current and former directors and officers during the years 1996 through 2003. That demand letter asserted, among other things, that certain stock option grants made by us were dated and accounted for inappropriately. The demand letter sought, among other things, the commencement by our Board of Directors of an action against our directors and officers from 1996 forward for alleged breaches of fiduciary duties in connection with the granting of the options. A special committee of independent directors was appointed to review and consider the assertions contained in the demand letter. The special committee has completed its work and has determined that it would not be in the best interests of the company to pursue the claims referred to in the demand letter.

In July 2007, two additional purported stockholder derivative actions entitled Ekas v. Citrix, et al. (Case No. 07-16114-11) and Crouse v. Citrix, et al. (Case No. 07-16249-03) were filed in the Circuit Court for Broward County, Florida state court against certain of our current and former directors and officers, and against us as a nominal defendant. These actions assert, among other things, that certain stock option grants made by us were dated and accounted for inappropriately. As with the Sheet Metal Workers' action, both the Ekas and Crouse actions seek the recovery of monetary damages and other relief for damages allegedly caused to us. Neither the purported stockholder derivative actions nor the demand letter described above seeks to recover amounts from us. An amended complaint in the Ekas action, which contains additional allegations concerning our stock option granting practices was filed on December 14, 2007.

During the course of our stock option investigation, we have periodically met and discussed the results of this investigation with the staff of the Securities and Exchange Commission, or SEC. On January 30, 2008, we received a letter from the SEC Staff stating that the Staff has completed its investigation and does not intend to recommend any enforcement action by the SEC against us.

In addition, we are a defendant in various litigation matters generally arising out of the normal course of business. Although it is difficult to predict the ultimate outcome of these cases, we believe that the ultimate outcome will not materially affect our business, financial position, results of operations or cash flows.

ITEM 4. *SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS*

At the Company's annual meeting of stockholders held on October 18, 2007, the Company's stockholders took the following actions:

The Company's stockholders elected Mark B. Templeton, Stephen M. Dow and Godfrey R. Sullivan, each as a Class III director, to serve for a three-year term expiring at the Company's annual meeting of stockholders in 2010 or until his successor has been duly elected and qualified or until his earlier resignation or removal. The directors were elected by a plurality of the votes cast at the 2007 annual meeting as follows: 144,751,442 shares voted for the election of Mr. Templeton, 82,306,008 shares voted for the election of Mr. Dow and 100,138,443 shares voted for the election of Mr. Sullivan; and 5,572,519 shares were withheld from the election of Mr. Templeton, 68,017,953 shares were withheld from the election of Mr. Dow and 50,185,518 shares were withheld from the election of Mr. Sullivan. No other persons were nominated, nor received votes, for election as a director of the Company at the 2007 annual meeting. The other directors of the Company whose terms continued after the 2007 annual meeting were Murray J. Demo, Asiff S. Hirji, Thomas F. Bogan and Gary E. Morin.

The Company's stockholders approved an amendment to the Company's 2005 Equity Incentive Plan. The votes cast at the 2007 annual meeting were as follows: 106,272,831 shares voted for, 22,652,032 shares voted against and 1,824,402 shares abstained from voting. There were 19,574,696 broker non-votes with respect to this proposal.

The Company's stockholders approved the stockholder proposal regarding the adoption of a majority voting standard for uncontested elections. The votes cast at the 2007 annual meeting were as follows: 91,375,597 shares voted for, 38,106,930 shares voted against and 1,266,737 shares abstained from voting. On December 6, 2007, we amended our by-laws and Corporate Governance Guidelines to implement a majority voting standard for uncontested director elections. There were 19,574,697 broker non-votes with respect to this proposal.

PART II

ITEM 5. *MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES*

Price Range of Common Stock and Dividend Policy

Our common stock is currently traded on The Nasdaq Global Select Market under the symbol "CTXS." The following table sets forth the high and low closing prices for our common stock as reported on The Nasdaq Global Select Market for the periods indicated, as adjusted to the nearest cent. Such information reflects inter-dealer prices, without retail markup, markdown or commission and may not represent actual transactions.

	High	Low
Year Ended December 31, 2007:		
Fourth quarter	$43.86	$36.12
Third quarter	$40.68	$31.79
Second quarter	$34.61	$30.48
First quarter	$33.06	$26.83
Year Ended December 31, 2006:		
Fourth quarter	$35.39	$26.82
Third quarter	$40.29	$28.00
Second quarter	$45.16	$34.61
First quarter	$37.90	$29.24

On February 20, 2008, the last reported sale price of our common stock on The Nasdaq Global Select Market was $36.51 per share. As of February 20, 2008, there were approximately 1,458 holders of record of our common stock.

We currently intend to retain any earnings for use in our business, for investment in acquisitions and to repurchase shares of our common stock. We have not paid any cash dividends on our capital stock in the last two years and do not currently anticipate paying any cash dividends on our capital stock in the foreseeable future.

Equity Compensation Plan Information

The following table (in thousands, except option price) provides information as of December 31, 2007 about the securities authorized for issuance to our employees and non-employee directors under our fixed stock-based compensation plans:

Plan category	(A) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(B) Weighted-average exercise price of outstanding options, warrants and rights	(C) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (A))
Equity compensation plans approved by security holders[(1)]	25,565	$ 32.64	8,772
Equity compensation plans not approved by security holders[(2)]	5,179	$ 3.14	—
Total	30,744	$ 27.67	8,772

(1) Includes securities issuable upon exercise of outstanding options, warrants and rights that were issued pursuant to our 1995 Stock Plan, the Third Amended and Restated 1995 Employee Stock Purchase Plan, the 2000 Director and Officer Stock Option and Incentive Plan, and the Amended and Restated 1995

Non-Employee Director Stock Option Plan. No additional awards will be granted under these plans. Also includes securities issuable upon exercise of outstanding options, warrants and rights that have been issued pursuant to our 2005 Equity Incentive Plan, which is currently available for future grants.

(2) Consists of the following plans assumed in acquisitions: Ardence Delaware, Inc.'s 2005 Omnibus Plan, Ardence Delaware Inc.'s 2006 Restricted Stock Unit Plan, QuickTree, Inc.'s 2007 Restricted Stock Unit Plan, XenSource Inc.'s 2005 Stock Plan, the NetScaler Plan, the Teros Plan, the Reflectent Stock Plan, the Reflectent RSU Plan, the Orbital Incentive Plan, the Orbital RSU Plan, the 2000 Net6 Plan and the 2003 Net6 Plan.

Issuer Purchases of Equity Securities

Our Board of Directors has authorized an ongoing stock repurchase program with a total repurchase authority granted to us of $1.8 billion, of which $300.0 million was authorized in January 2008. The objective of the stock repurchase program is to improve stockholders' returns. At December 31, 2007, approximately $33.5 million was available to repurchase common stock pursuant to the stock repurchase program. All shares repurchased are recorded as treasury stock. The following table shows the monthly activity related to our stock repurchase program for the quarter ended December 31, 2007.

	Total Number of Shares Purchased[1]	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate dollar value of Shares that may yet be Purchased under the Plans or Programs (in thousands)
October 1, 2007 through October 31, 2007	1,573,859	$ 41.22[2]	1,573,859	$ 118,577
November 1, 2007 through November 30, 2007	2,284,670	$ 39.52[2]	2,284,670	$ 33,474
December 1, 2007 through December 31, 2007	1,517,360	$ 37.53[2]	1,517,360	$ 33,474
Total	5,375,889	$ 39.46[2]	5,375,889	$ 33,474

(1) Represents shares received under our prepaid stock repurchase programs and shares acquired in open market purchases. We expended approximately $200.0 million during the quarter ended December 31, 2007 for repurchases of our common stock. For more information see Note 7 to our consolidated financial statements included in this Annual Report on Form 10-K for the year ended December 31, 2007.

(2) These amounts represent the cumulative average of the price paid per share for shares acquired in open market purchases and those received under our prepaid stock repurchase programs, some of which extend over more than one fiscal period.

ITEM 6. *SELECTED FINANCIAL DATA*

The following selected consolidated financial data should be read in conjunction with the consolidated financial statements and notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this Annual Report on Form 10-K for the year ended December 31, 2007.

	Year Ended December 31,				
	2007	2006	2005	2004	2003
	(In thousands, except per share data)				
Consolidated Statements of Income Date:					
Net revenues	$1,391,942	$1,134,319	$908,722	$741,157	$588,625
Cost of revenues[(a)]	137,607	98,698	58,099	26,656	31,639
Gross margin	1,254,335	1,035,621	850,623	714,501	556,986
Operating expenses:					
Research and development	205,103	155,331	108,751	86,654	66,366
Sales, marketing and support	590,409	480,343	394,153	337,777	258,522
General and administrative	229,229	178,669	125,425	105,799	87,196
Amortization of other intangible assets	17,387	16,934	11,622	6,204	300
In-process research and development	9,800	1,000	7,000	19,100	—
Total operating expenses	1,051,928	832,277	646,951	555,534	412,384
Income from operations	202,407	203,344	203,672	158,967	144,602
Interest income	49,704	41,210	23,614	14,274	21,120
Interest expense	(737)	(927)	(2,426)	(11,756)	(18,436)
Other expense, net	(466)	(546)	(506)	2,851	3,458
Income before income taxes	250,908	243,081	224,354	164,336	150,744
Income taxes	36,425	60,084	58,745	33,049	30,702
Net income	$ 214,483	$ 182,997	$165,609	$131,287	$120,042
Diluted earnings per share[(b)]	$ 1.14	$ 0.97	$ 0.93	$ 0.75	$ 0.70

	Year Ended December 31,				
	2007	2006	2005	2004	2003
	(In thousands)				
Consolidated Balance Sheet Data:					
Total assets	$2,534,693	$2,024,473	$1,698,982	$1,306,416	$1,369,768
Current portion of long-term debt	—	—	—	—	351,423
Stockholders' equity	1,838,325	1,464,289	1,214,528	936,833	717,191
Long-term debt	—	—	31,000	—	—

(a) Cost of revenues includes amortization of product related intangible assets of $29.6 million, $19.2 million, $16.8 million, $6.1 million, and $11.0 million in 2007, 2006, 2005, 2004 and 2003, respectively.

(b) Our diluted weighted–average shares outstanding primarily fluctuates based on the level of shares issued under our stock-based compensation programs, stock repurchases made under our stock repurchase program and shares issued in connection with our acquisitions. See Notes 3, 6 and 7 to our consolidated financial statements included in this Annual Report on Form 10-K for the year ended December 31, 2007.

ITEM 7. *MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS*

Overview

We design, develop and market technology solutions that allow applications to be delivered, supported and shared on-demand with high performance, enhanced security and improved total cost of ownership, or TCO. We market and license our products through multiple channels such as value-added resellers, channel distributors, system integrators, independent software vendors, our Websites and original equipment manufacturers.

2007 Acquisitions

Ardence Delaware Inc.

On January 5, 2007, we acquired all of the issued and outstanding capital stock of Ardence Delaware Inc. or the Ardence Acquisition, a leading provider of solutions that allow information technology administrators to set up and configure PCs, servers, and Web servers in real time from a centrally managed source. The Ardence Acquisition strengthens our application delivery capabilities with more robust streaming and provisioning technologies and increased security and reliability. The total consideration for the Ardence Acquisition was $51.7 million comprised of cash paid of $50.3 million and acquisition related costs of approximately $1.4 million. As part of the Ardence Acquisition, we assumed approximately 0.1 million non-vested stock-based awards and approximately 0.1 million stock option upon the closing of the transaction. The sources of funds for consideration paid in the transaction consisted of available cash and investments.

Xensource, Inc.

On October 19, 2007, we completed our acquisition of all of the issued and outstanding capital stock of XenSource, Inc., or the XenSource Acquisition, a privately held leader in enterprise-grade virtual infrastructure solutions. The acquisition positions us in adjacent server and desktop virtualization markets that will allow us to extend our leadership in the broader Application Delivery Infrastructure market by adding key enabling technologies that make the end-to-end computing environment more flexible, dynamic and responsive to business change. The total consideration for the XenSource Acquisition was approximately $328.5 million, comprised of approximately 7.1 million shares of our common stock valued at $232.3 million, $92.5 million in cash and approximately $3.7 million in direct transaction costs. In addition, in connection with the XenSource Acquisition we issued approximately 1.3 million unvested shares of our common stock and assumed approximately 3.3 million stock options each of which will be exercisable for the right to receive one share of our common stock upon vesting. The sources of funds for cash consideration paid in the transaction consisted of available cash and investments.

The Sevin Rosen funds, a venture capital firm, was a stockholder in XenSource. Stephen Dow, a member of our Board of Directors, is a general partner of the Sevin Rosen funds and did not directly hold any interest in XenSource. Although the Sevin Rosen funds were represented on the Board of Directors of XenSource, Mr. Dow was not a director of XenSource. Our acquisition of XenSource, provided a return to all the partners of the Sevin Rosen funds, including Mr. Dow. Subject to certain assumptions, we estimate that the allocation to Mr. Dow through the general partner entities of the Sevin Rosen funds related to the acquisition of XenSource will be approximately $1.9 million, if and when the Sevin Rosen funds distribute such allocations to its general partner entities. Mr. Dow has been on our Board of Directors since 1989 and currently owns 278,564 shares of our common stock. Mr. Dow did not attend the meeting at which our Board approved the transaction and recused himself from the vote to approve the transaction. Consistent with our policies and the charter of the Nominating and Corporate Governance Committee of our Board of Directors, the acquisition of XenSource was reviewed and approved by the Nominating and Corporate Governance Committee. There were no material relationships among us and XenSource or any of their respective affiliates or any of the parties to the agreement to acquire XenSource and related agreements, other than in respect of such agreements themselves and as disclosed in this Annual Report on form 10-K .

Revenues from the products acquired in the Ardence Acquisition and the XenSource Acquisition, or together, the 2007 Acquisitions, are primarily included in our Product License revenue. The 2007 Acquisitions results of operations have been included in our consolidated results of operations beginning after the date of the respective acquisitions.

Purchase Accounting for the 2007 Acquisitions

Under the purchase method of accounting, the purchase prices for the 2007 Acquisitions were allocated to the acquired companies' net tangible and intangible assets based on their estimated fair values as of the date of the completion of the acquisitions. The allocation of the total purchase prices are summarized below (in thousands):

	Ardence		XenSource	
	Purchase Price Allocation	Asset Life	Purchase Price Allocation	Asset Life
Current assets	$ 6,326		$ 19,177	
Property and equipment	917	Various	1,224	Various
In-process research and development	1,200		8,600	
Other assets	—		112	
Intangible assets	22,160	1-7 years	146,440	2-8 years
Goodwill	43,187	Indefinite	214,299	Indefinite
Assets acquired	73,790		389,852	
Current liabilities assumed	(10,851)		(4,179)	
Long-term liabilities assumed	(2,673)		—	
Deferred tax liabilities, non-current	(8,577)		(57,214)	
Net assets acquired, including direct transaction costs	$ 51,689		$328,459	

Current assets acquired in connection with the Ardence Acquisition consisted mainly of accounts receivable and current assets acquired in connection with the XenSource Acquisition consisted mainly of short-term deferred tax assets and to a lesser extent, accounts receivable. Current liabilities acquired in the acquisition of Ardence consisted primarily of short-term debt and other accrued expenses and current liabilities acquired in the XenSource Acquisition consisted primarily of other accrued expenses. Long-term liabilities acquired in the Ardence Acquisition consisted primarily of facilities related costs. Of the goodwill related to the 2007 Acquisitions, approximately $184.5 million was assigned to our Americas segment, approximately $62.0 was assigned to our Europe, Middle East and Africa, or EMEA, segment and approximately $11.0 million was assigned to our Asia-Pacific segment. The goodwill is not deductible for tax purposes. Please refer to Note 12 to our consolidated financial statements included in this Annual Report on Form 10-K for the year ended December 31, 2007.

2006 Acquisitions

During 2006, we acquired all of the issued and outstanding capital stock of two privately held companies, Reflectent Software, Inc., a provider of solutions to monitor the real-time performance of client-server, Web and desktop applications from an end-user perspective, and Orbital Data Corporation, a provider of solutions that optimize the delivery of applications over wide area networks, together the 2006 Acquisitions. The 2006 Acquisitions strengthen our Citrix Delivery Center products which are designed to offer comprehensive solutions across all dimensions of application delivery. The total consideration for the 2006 Acquisitions was $68.0 million comprised of cash paid of $65.1 million and other costs related primarily to direct transaction costs of $2.9 million. As part of the 2006 Acquisitions, we assumed approximately 0.4 million non-vested stock-based awards upon the closing of the transaction. The sources of funds for consideration paid in these transactions consisted of available cash and investments. In connection with the 2006 Acquisitions, we allocated $43.7 million to goodwill, $17.3 million to core and product technology and $3.6 million to other intangible assets. We assigned all of the goodwill to our Americas segment

2005 Acquisitions

During 2005, we acquired all of the issued and outstanding capital stock of two privately held companies, NetScaler, Inc. and Teros, Inc., or together, the 2005 Acquisitions, for a total of $172.8 million in cash, 6.6 million shares of our common stock valued at $154.8 million and estimated direct transaction costs of $6.2 million. We also assumed approximately $20.6 million in non-vested stock-based compensation upon the closing of the NetScaler, Inc., or NetScaler, transaction that was accounted for in accordance with FASB Interpretation No. 44, *Accounting for Certain Transactions Involving Stock Compensation (an Interpretation of APB Opinion No. 25)* and was recorded as deferred compensation in the accompanying 2005 consolidated balance sheet. The assumed awards had an excess of fair value over intrinsic value of $0.5 million, which is reflected in the total consideration for the transaction. The 2005 Acquisitions further extended our Citrix Delivery Center products, which is designed to offer comprehensive solutions across all dimensions of application delivery. The results of operations of the acquired companies are included as part of our results beginning after their respective dates of acquisition and revenues from the acquired products are included in our Product License revenue and Technical Services revenue in the accompanying consolidated statements of income. In connection with the 2005 Acquisitions, we allocated $230.0 million to goodwill, $40.2 million to core technology and $35.8 million to other intangible assets. We assigned all of the goodwill to our Americas segment.

In-process Research and Development for Acquisitions

The fair values used in determining the purchase price allocation for certain intangible assets for our acquisitions were based on estimated discounted future cash flows, royalty rates and historical data, among other information. Purchased in-process research and development, or IPR&D, was expensed immediately upon the closing of our 2007 Acquisitions in the amount of $9.8 million, our 2006 Acquisitions in the amount of $1.0 million and our 2005 Acquisitions in the amount of $7.0 million, in accordance with FASB Interpretation No. 4, *Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method,* due to the fact that it pertained to technology that was not currently technologically feasible, meaning it had not reached the working model stage, did not contain all of the major functions planned for the product, was not ready for initial customer testing and had no alternative future use. The fair value assigned to in-process research and development was determined using the income approach, which includes estimating the revenue and expenses associated with a project's sales cycle and by estimating the amount of after-tax cash flows attributable to the projects. The future cash flows were discounted to present value utilizing an appropriate risk-adjusted rate of return, which ranged from 19%–36%. The rate of return included a factor that takes into account the uncertainty surrounding the successful development of the IPR&D.

Critical Accounting Policies and Estimates

Our discussion and analysis of financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent liabilities. We base these estimates on our historical experience and on various other assumptions that we believe to be reasonable under the circumstances, and these estimates form the basis for our judgments concerning the carrying values of assets and liabilities that are not readily apparent from other sources. We periodically evaluate these estimates and judgments based on available information and experience. Actual results could differ from our estimates under different assumptions and conditions. If actual results significantly differ from our estimates, our financial condition and results of operations could be materially impacted.

We believe that the accounting policies described below are critical to understanding our business, results of operations and financial condition because they involve more significant judgments and estimates used in the preparation of our consolidated financial statements. An accounting policy is deemed to be critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time the estimate is made, and if different estimates that could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact our consolidated financial statements. We have discussed the development, selection and application of our critical accounting policies with the Audit Committee of our Board of Directors and our independent auditors, and our Audit Committee has reviewed our disclosure relating to our critical accounting policies and estimates in this "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Note 2 to our consolidated financial statements included in this Annual Report on Form 10-K for the year ended December 31, 2007 describes the significant accounting policies and methods used in the preparation of our Consolidated Financial Statements.

Revenue Recognition

The accounting related to revenue recognition in the software industry is complex and affected by interpretations of the rules and an understanding of industry practices, both of which are subject to change. As a result, revenue recognition accounting rules require us to make significant judgments. In addition, our judgment is required in assessing the probability of collection, which is generally based on evaluation of customer-specific information, historical collection experience and economic market conditions. If market conditions decline, or if the financial condition of our distributors or customers deteriorate, we may be unable to determine that collectability is probable, and we could be required to defer the recognition of revenue until we receive customer payments.

We license most of our products bundled with a one year contract for license updates that provide the end-user with free enhancements and upgrades to the licensed product on a when and if available basis. Customers may also elect to purchase subscriptions for license updates, when not bundled with the initial product release or purchase, technical support, product training or consulting services. We allocate revenue to license updates and any other undelivered elements of the arrangement based on vendor specific objective evidence, or VSOE, of fair value of each element and such amounts are deferred until the applicable delivery criteria and other revenue recognition criteria have been met. The balance of the revenue, net of any discounts inherent in the arrangement, is recognized at the outset of the arrangement using the residual method as the product licenses are delivered. If we cannot objectively determine the fair value of each undelivered element based on the VSOE fair value, we defer revenue recognition until all elements are delivered, all services have been performed, or until fair value can be objectively determined. We must apply judgment in determining all elements of the arrangement and in determining the VSOE of fair value for each element, considering the price charged for each product or applicable renewal rates for license updates.

In the normal course of business, we are not obligated to accept product returns from our distributors under any other conditions, unless the product item is defective in manufacture, but we do provide most of our distributors with stock balancing and price protection rights. Stock balancing rights permit distributors to return products to us up to the forty-fifth day of the fiscal quarter, subject to ordering an equal dollar amount of our other products prior to the last day of the same fiscal quarter. Price protection rights require that we grant retroactive price adjustments for inventories of our products held by distributors or resellers if we lower our prices for such products. Product items returned to us under the stock balancing program must be in new, unused and unopened condition. We establish provisions for estimated returns for stock balancing and price protection rights, as well as other sales allowances, concurrently with the recognition of revenue. The provisions are established based upon consideration of a variety of factors, including, among other things, recent and historical return rates for both specific products and distributors, estimated distributor inventory levels by product, the impact of any new product releases and projected economic conditions. Actual product returns for stock balancing and price protection provisions incurred are, however, dependent upon future events, including the amount of stock balancing activity by our distributors and the level of distributor inventories at the time of any price adjustments. We continually monitor the factors that influence the pricing of our products and distributor inventory levels and make adjustments to these provisions when we believe actual returns and other allowances could differ from established reserves. Our ability to recognize revenue upon shipment to our distributors is predicated on our ability to reliably estimate future stock balancing returns. If actual experience or changes in market condition impairs our ability to estimate returns, we would be required to defer the recognition of revenue until the delivery of the product to the end-user. Allowances for estimated product returns amounted to approximately $1.7 million at December 31, 2007 and 2006. We have not reduced and have no current plans to reduce our prices for inventory currently held by distributors or resellers. Accordingly, there were no reserves required for price protection at December 31, 2007 and December 31, 2006. We also record reductions to revenue for customer programs and incentive offerings including volume-based incentives, at the time the sale is recorded. If market conditions were to decline, we could take actions to increase our customer incentive offerings, which could result in an incremental reduction to our revenue at the time the incentive is offered.

Stock-Based Compensation

We adopted the provisions of Statement of Financial Accounting Standards, or SFAS, No. 123R, *Share-Based Payment* on January 1, 2006, the effective date for such adoption. Prior to January 1, 2006, we accounted for our stock-based compensation plans under the recognition and measurement provisions of Accounting Principles Board ("APB") Opinion No. 25, *Accounting for Stock Issued to Employees*, and related Interpretations, as permitted by SFAS No. 123, *Accounting for Stock-Based Compensation*. We did not recognize compensation cost related to stock options granted to our employees and non-employee directors that had an exercise price equal to or above the market value of the underlying common stock on the date of grant in our consolidated statement of income prior to January 1, 2006. We elected to adopt SFAS No. 123R using the modified-prospective method, under which compensation cost, based on the requirements of SFAS No. 123R, is recognized beginning with the effective date for all stock-based awards granted to employees after the effective date and prior to the effective date that remain unvested as of the effective date. In addition, under the modified-prospective method prior periods are not revised for comparative purposes. Under the fair value recognition provisions of SFAS No. 123R, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense over the requisite service or performance period, which is the vesting period.

We currently use the Black-Scholes option pricing model to determine the fair value of stock options. The determination of the fair value of stock-based payment awards on the date of grant using an option-pricing model is affected by our stock price as well as assumptions regarding a number of complex and subjective variables. These variables include our expected stock price volatility over the term of the awards, the expected term of the award, the risk-free interest rate and any expected dividends.

For purposes of determining the expected volatility factor, we considered the implied volatility in two-year market-traded options on our common stock based on third party volatility quotes in accordance with the provisions of Staff Accounting Bulletin, or SAB, No. 107. Our decision to use implied volatility was based upon the availability of actively traded options on our common stock and our assessment that implied volatility is more representative of future stock price trends than historical volatility. The expected term of our options is based on historical employee exercise patterns. We also analyzed our historical pattern of option exercises based on certain demographic characteristics and we determined that there were no meaningful differences in option exercise activity based on demographic characteristics. The approximate risk free interest rate is based on the implied yield available on U.S. Treasury zero-coupon issues with remaining terms equivalent to the expected term on our options. We do not intend to pay dividends on our common stock in the foreseeable future and, accordingly, we used a dividend yield of zero in the option pricing model. We are required to estimate forfeitures at the time of grant and revise those estimates in subsequent periods if actual forfeitures differ from those estimates. We use historical data to estimate pre-vesting option forfeitures and record stock-based compensation expense only for those awards that are expected to vest. All stock-based payment awards that vest based on service, including those with graded vesting schedules, are amortized on a straight-line basis over the requisite service periods of the awards, which are generally the vesting periods. Beginning in 2006, we began issuing non-vested stock units and non-vested stock with performance goals to certain senior members of management. The number of non-vested stock units or non-vested stock underlying each award may be determined based on a range of attainment within defined performance goals. We are required to estimate the attainment that will be achieved related to the defined performance goals and number of non-vested stock units or non-vested stock that will ultimately be awarded in order to recognize compensation expense over the vesting period. If our initial estimates of performance goal attainment change, the related expense may fluctuate from quarter to quarter based on those estimates and if the performance goals are not met, no compensation cost will be recognized and any previously recognized compensation cost will be reversed. As of December 31, 2007, there was $217.7 million of total unrecognized compensation cost related to options, non-vested stock and non-vested stock units. That cost is expected to be recognized over a weighted-average period of 2.38 years.

If factors change and we employ different assumptions for estimating stock-based compensation expense in future periods or if we decide to use a different valuation model, the stock-based compensation expense we recognize in future periods may differ significantly from what we have recorded in the current period and could materially affect our operating income, net income and earnings per share. This may result in a lack of consistency in future periods and materially affect the fair value estimate of stock-based payments. It may also result in a lack of comparability with other companies that use different models, methods and assumptions. The Black-Scholes option-pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. These characteristics are not present in our option grants. Existing valuation models, including the Black-Scholes and lattice binomial models, may not provide reliable measures of the fair values of our stock-based compensation. Consequently, there is a risk that our estimates of the fair values of our stock-based compensation awards on the grant dates may bear little resemblance to the actual values realized upon the exercise, expiration, early termination or forfeiture of those stock-based payments in the future. Certain stock-based payments, such as employee stock options, may expire with little or no intrinsic value compared to the fair values originally estimated on the grant date and reported in our financial statements. Alternatively, the value realized from these instruments may be significantly higher than the fair values originally estimated on the grant date and reported in our financial statements. There is currently no market-based mechanism or other practical application to verify the reliability and accuracy of the estimates stemming from these valuation models, nor is there a means to compare and adjust the estimates to actual values. The guidance in SFAS No. 123R and SAB No. 107 is relatively new from an application perspective and the application of these principles may be subject to further interpretation and refinement over time. See Notes 2 and 6 to our consolidated financial statements included in this Annual Report on Form 10-K for the year ended December 31, 2007 for further information regarding our adoption of SFAS No. 123R.

Core and Product Technology Assets

We have acquired our core and product technology assets from our business combinations and other third party agreements. In applying purchase accounting, we allocate a portion of purchase price of acquired companies to the core and product technology assets acquired based on their estimated fair values. We typically engage third party appraisal firms to assist us in determining the fair values of core and product technology assets acquired. Such valuations require us to make significant estimates and assumptions. These estimates are based on historical experience and information obtained from the management of the acquired companies and are inherently uncertain. Critical estimates in determining the fair value of the core and product technology assets include but are not limited to future expected cash flows earned from the core and product technology and discount rates applied in determining the present value of those cash flows. Unanticipated events and circumstances may occur which may affect the accuracy or validity of such assumptions, estimates or actual results.

We review acquired core and product technology assets for impairment on a periodic basis by comparing the estimated net realizable value to the unamortized cost of the technology. The recoverability of these technologies is primarily dependent upon our ability to commercialize products utilizing these technologies. The estimated net realizable value of the purchased technology is based on the estimated undiscounted future cash flows derived from such technology. Our assumptions about future revenues and expenses require significant judgment associated with the forecast of the performance of our products. Actual revenues and costs could vary significantly from these forecasted amounts. As of December 31, 2007, the estimated undiscounted future cash flows expected from core and product technology assets from these acquisitions is sufficient to recover their carrying value. If these products are not ultimately accepted by our customers and distributors, and there is no alternative future use for the technology, we could determine that some or all of their remaining $177.3 million carrying value is impaired. In the event of impairment, we would record an impairment charge to earnings that could have a material adverse effect on our results of operations.

Goodwill

At December 31, 2007, we had $888.5 million in goodwill primarily related to our acquisitions. The goodwill recorded in relation to these acquisitions is not deductible for tax purposes. We operate in a single industry segment consisting of the design, development and marketing of technology solutions that deliver applications on-demand. Our revenues are derived from sales of our Citrix Delivery Center products and related technical services in the Americas, EMEA, and Asia-Pacific regions and from online services sold by our Online Services division. These three geographic regions and the Online Services division constitute our reportable segments. See Note 12 to our consolidated financial statements included in this Annual Report on Form 10-K for the year ended December 31, 2007 for additional information regarding our reportable segments. We evaluate goodwill along these segments, which represent our reporting units. Substantially all of our goodwill at December 31, 2007 was associated with our Americas and Online Services division reportable segments. Excluding goodwill, we have no intangible assets deemed to have indefinite lives.

We use judgment in assessing goodwill for impairment. Goodwill is reviewed for impairment annually, or sooner if events or changes in circumstances indicate that the carrying amount could exceed fair value. Fair values are based on discounted cash flows using a discount rate determined by our management to be consistent with industry discount rates and the risks inherent in our current business model. In accordance with SFAS No. 142, *Goodwill and Other Intangible Assets*, we completed the required annual impairment tests of goodwill as of December 31, 2007. There were no impairment charges recorded as a result of our annual impairment tests. Due to uncertain market conditions and potential changes in our strategy, product portfolio or reportable segments, it is possible that the forecasts we use to support our goodwill could change in the future, which could result in non-cash charges that would adversely affect our results of operations and financial condition.

Income Taxes

We are required to estimate our income taxes in each of the jurisdictions in which we operate as part of the process of preparing our consolidated financial statements. At December 31, 2007, we had approximately $43.0 million in deferred tax assets. SFAS No. 109, *Accounting for Income Taxes*, requires a valuation allowance to reduce the deferred tax assets reported if, based on the weight of the evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. We review deferred tax assets periodically for recoverability and make estimates and judgments regarding the expected geographic sources of taxable income and gains from investments, as well as tax planning strategies in assessing the need for a valuation allowance. At December 31, 2007, we determined that no valuation allowance was necessary to reduce our deferred tax assets to the amount that will more likely than not be realized. If the estimates and assumptions used in our determination change in the future, we could be required to revise our estimates of the valuation allowances against our deferred tax assets and adjust our provisions for additional income taxes.

In the ordinary course of global business, there are transactions for which the ultimate tax outcome is uncertain, thus judgment is required in determining the worldwide provision for income taxes. We provide for income taxes on transactions based on our estimate of the probable liability. We adjust our provision as appropriate for changes that impact our underlying judgments. Changes that impact provision estimates include such items as jurisdictional interpretations on tax filing positions based on the results of tax audits and general tax authority rulings. Due to the evolving nature of tax rules combined with the large number of jurisdictions in which we operate, it is possible that our estimates of our tax liability and the realizability of our deferred tax assets could change in the future, which may result in additional tax liabilities and adversely affect our results of operations, financial condition and cash flows.

The following discussion relating to the individual financial statement captions, our overall financial performance, operations and financial position should be read in conjunction with the factors and events described in "Management's Discussion and Analysis of Financial Condition and Results of Operations—Overview" and "Risk Factors," which could impact our future performance and financial position.

Stock Option Investigation and Related Matters

On November 30, 2006, our Audit Committee commenced a voluntary, independent investigation of our historical stock option granting practices and related accounting during the period from January 1996 through December 2006. In addition to the grants management evaluated as part of the Audit Committee's investigation, we also evaluated all grants (consisting of two employee new hire grants) in December 1995, which was the month we completed our initial public offering, and all grants to non-employee directors. This voluntary investigation was not in response to any governmental investigation, stockholder lawsuit, whistleblower complaint or inquiries from media organizations. Our Annual Report on Form 10-K for the year ended December 31, 2006, which was filed on September 7, 2007, contains a description of the Audit Committee's investigation, management's related review, the conclusions of the Audit Committee and management and the restatement of our consolidated balance sheet as of December 31, 2005 and the related consolidated statements of income, stockholders' equity and comprehensive income and cash flows for the years ended December 31, 2005 and 2004, and each of the quarters in the 2006 and 2005 fiscal years, to reflect additional stock-based compensation expense and related income tax effects for stock option awards granted since December 1995.

Since the beginning of our stock option investigation on November 30, 2006, we have incurred approximately $12.3 million in professional fees in connection with the investigation. Of the $12.3 million in investigation related expenses, we incurred approximately $11.3 million during the year ended December 31, 2007.

Results of Operations

Our operations consist of the design, development and marketing of technology solutions that deliver applications on-demand with high performance, enhanced security and improved total cost of ownership, or TCO. We market and license our products through multiple channels such as value added resellers, channel distributors, system integrators, independent software vendors, our Websites and original equipment manufacturers.

A substantial majority of our overseas operating expenses and capital purchasing activities are transacted in local currencies and are subject to fluctuations in foreign currency exchange rates. In order to minimize the impact on our operating results, we generally initiate our hedging of currency exchange risks up to one year in advance of anticipated foreign currency expenses. When the dollar is weak, foreign currency denominated expenses will be higher; these higher expenses will be partially offset by the gain in our hedging contracts. If the dollar is strong, foreign currency denominated expenses will be lower, and our hedging practices will cause these lower expenses to be partially offset by the aggregate loss in our hedging contracts. There is a risk that there will be fluctuations in foreign currency exchange rates beyond the one year timeframe for which we hedge our risk. Due to the generally weaker dollar during the year ended December 31, 2007, our operating expenses benefited from gains in our hedging programs as compared to the year ended December 31, 2006.

Our cost of services revenues and operating expenses increased for 2006 when compared to 2005 due to the recognition of stock-based compensation expense related to our adoption of SFAS No. 123R. In 2008, we anticipate that our stock-based compensation expense will increase primarily due to awards assumed in conjunction with our XenSource Acquisition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates" and "—2007 Acquisitions" as well as Notes 2, 3 and 6 to our consolidated financial statements included in this Annual Report on Form 10-K for the year ended December 31, 2007 for more information related to our adoption of SFAS No. 123R and our acquisitions.

The following table sets forth our consolidated statements of income data and presentation of that data as a percentage of change from period-to-period.

	Year Ended December 31,			2007 Compared to 2006	2006 Compared to 2005
	2007	2006	2005		
		(In thousands)			
Revenues:					
Product licenses	$ 577,144	$ 488,487	$409,435	18.1%	19.3%
License updates	484,669	405,756	331,102	19.4	22.5
Online services	213,744	148,795	99,097	43.6	50.2
Technical services	116,385	91,281	69,088	27.5	32.1
Total net revenues	1,391,942	1,134,319	908,722	22.7	24.8
Cost of revenues:					
Cost of product license revenues	42,984	32,911	14,404	30.6	128.5
Cost of services revenues	65,027	46,585	26,929	39.6	73.0
Amortization of product related intangible assets	29,596	19,202	16,766	54.1	14.5
Total cost of revenues	137,607	98,698	58,099	39.4	69.9
Gross margin	1,254,335	1,035,621	850,623	21.1	21.7
Operating expenses:					
Research and development	205,103	155,331	108,751	32.0	42.8
Sales, marketing and support	590,409	480,343	394,153	22.9	21.9
General and administrative	229,229	178,669	125,425	28.3	42.5
Amortization of other intangible assets	17,387	16,934	11,622	2.7	45.7
In-process research and development	9,800	1,000	7,000	*	(85.7)
Total operating expenses	1,051,928	832,277	646,951	26.4	28.6
Income from operations	202,407	203,344	203,672	(0.5)	(0.2)
Interest income	49,704	41,210	23,614	20.6	74.5
Interest expense	(737)	(927)	(2,426)	(20.5)	(61.8)
Other expense, net	(466)	(546)	(506)	(14.7)	7.9
Income before income taxes	250,908	243,081	224,354	3.2	8.3
Income taxes	36,425	60,084	58,745	(39.4)	2.3
Net income	$ 214,483	$ 182,997	$165,609	17.2	10.5

* not meaningful.

Revenues

Net revenues include the following categories: Product Licenses, License Updates, Online Services and Technical Services. Product Licenses primarily represent fees related to the licensing of the following products:

- Our Application Virtualization products, including XenApp (formerly Presentation Server) and Access Essentials;
- Our Application Networking products, including our NetScaler, Access Gateway and WANScaler products;
- Our Application Performance Monitoring products, including EdgeSight; and
- Our Server Virtualization products, including Provisioning Server (formerly Ardence) and XenServer, both acquired in our 2007 Acquisitions.

In addition, we offer incentive programs to our channel distributors and value-added resellers to stimulate demand for our products. Revenues associated with these programs are partially offset by these incentives to our channel distributors and value-added resellers.

Our Application Virtualization Product License revenue accounted for approximately 76.3% of our Product License revenue for the year ended December 31, 2007, 81.0% of our Product License revenue for the year ended December 31, 2006 and 93.2% of our Product License revenue for the year ended December 31, 2005. The decrease in our Application Virtualization Product License revenue as a percent of our total Product License revenue when comparing the year ended December 31, 2007 to the year ended December 31, 2006 is primarily due to increased sales of our Application Networking products, including the full year impact of the addition of our WANScaler products, and to a lesser extent, the addition of our Provisioning Server products in 2007 and the full year impact of our EdgeSight products. During 2008, we expect our Application Virtualization Product License revenue to continue to decrease as a percent of our total Product License revenue primarily due to expected increases in sales of our newly acquired XenServer product and our Application Networking products. License Updates consist of fees related to our Subscription Advantage program that are recognized ratably over the term of the contract, which is typically 12 to 24 months. Subscription Advantage is an annual renewable program that provides subscribers with automatic delivery of software upgrades, enhancements and maintenance releases when and if they become available during the term of the subscription. We anticipate that Subscription Advantage will continue to be of strategic importance to our business throughout 2008 because it fosters long-term customer relationships and gives us improved visibility and predictability due to the recurring nature of this revenue stream. Online Services revenues consist primarily of fees related to online service agreements and are recognized ratably over the contract term. Technical Services revenues are comprised of fees from technical support services which are recognized ratably over the contract term, as well as revenues from product training and certification, and consulting services revenue related to implementation of our products, which is recognized as the services are provided.

	Year Ended December 31,			2007 Compared to 2006	2006 Compared to 2005
	2007	2006	2005		
			(In thousands)		
Revenues:					
Product licenses	$ 577,144	$ 488,487	$409,435	$ 88,657	$ 79,052
License updates	484,669	405,756	331,102	78,913	74,654
Online services	213,744	148,795	99,097	64,949	49,698
Technical services	116,385	91,281	69,088	25,104	22,193
Total net revenues	$1,391,942	$1,134,319	$908,722	$257,623	$225,597

Product Licenses

Product License revenue increased during 2007 when compared to 2006 primarily due to increased sales of our Application Virtualization and Application Networking products and, to a lesser extent due to sales of our Provisioning Server products acquired in 2007. Product License revenue increased during 2006 when compared to 2005 primarily due to the full year impact and increased sales of our Application Networking products and, to a lesser extent, increased sales of our Application Virtualization products. We currently anticipate that our Application Virtualization Product License revenue will be flat to slightly down when comparing the first quarter of 2008 to the fourth quarter of 2007; however, for fiscal year 2008, we expect Product License revenue to increase overall primarily due to growth from our Application Virtualization products, expected growth from sales of our newly acquired XenSource products, and to a lesser extent, increased sales of our Application Networking products.

License Updates

License Updates revenue increased during 2007 when compared to 2006 and increased during 2006 when compared to 2005 primarily due to a larger base of subscribers and increasing renewals related to our Subscription Advantage program. We also currently anticipate that License Updates revenue will continue to increase in 2008 due primarily to increased renewals and continued growth in our installed customer base.

Online Services

Online Services revenue increased during 2007 when compared to 2006 primarily due to increased sales of our real time application collaboration products. Online Services revenue increased during 2006 when compared to 2005 primarily due to increased customer adoptions and renewals of our Online Services products. We currently expect Online Services revenues to continue to increase in 2008 but at a slower rate than experienced when comparing 2007 to 2006.

Technical Services

Technical Services revenue increased during 2007 when compared to 2006 primarily due to increased sales of support services related to our Application Networking products and to a lesser extent an increase in sales of support and services related to the implementation of our Application Virtualization products. Technical Services revenue increased during 2006 when compared to 2005 primarily due to the full year impact and increased sales of support and services related to our Application Networking products and an increase in sales of services and support related to the implementation of our Application Virtualization products.

Deferred Revenue

Deferred revenues are primarily comprised of License Updates revenue from our Subscription Advantage product, Online Services revenues from annual service agreements for our online services products and Technical Services revenues related to our support services and consulting contracts. Deferred revenues increased approximately $86.4 million as of December 31, 2007 compared to December 31, 2006 primarily due to increased renewals of our Subscription Advantage product, increased new sales of our Subscription Advantage product, increased sales of our online service agreements and, to a lesser extent, sales of services related to our Application Networking products. We currently expect deferred revenue to continue to increase in 2008.

We do not believe that backlog, as of any particular date, is a reliable indicator of future performance. While it is generally our practice to promptly ship our products upon receipt of properly finalized purchase orders, we sometimes have product license orders that have not shipped or have otherwise not met all the required criteria for revenue recognition. Although the amount of such product license orders may vary, the amount, if any, of such product license orders at the end of a particular period has not been material to total revenue at the end of the same period.

International Revenues

International revenues (sales outside the United States) accounted for approximately 44.5% of our net revenues for the year ended December 31, 2007, 47.4% of our net revenues for the year ended December 31, 2006 and 50.0% for the year ended December 31, 2005. The decrease in international revenue as a percent of net revenues for the year ended December 31, 2007 compared to the year ended December 31, 2006 is primarily due to increased sales performance and growth in our Online Services products, which are currently primarily comprised of domestic revenues, and increased performance in the United States across most product offerings. For detailed information on international revenues, please refer to Note 12 to our consolidated financial statements included in this Annual Report on Form 10-K for the year ended December 31, 2007.

Segment Revenues

An analysis of our reportable segment net revenue is presented below:

	Year Ended December 31,			Revenue Growth	Revenue Growth
	2007	2006	2005	2006 to 2007	2005 to 2006
			(In thousands)		
Americas[1]	$ 614,181	$ 499,278	$397,233	23.0%	25.7%
EMEA[2]	447,201	391,650	334,900	14.2	16.9
Asia-Pacific	116,816	94,596	77,492	23.5	22.1
Online Services division	213,744	148,795	99,097	43.6	50.2
Consolidated net revenues	$1,391,942	$1,134,319	$908,722	22.7	24.8

(1) Our Americas segment is comprised of the United States, Canada and Latin America.
(2) Defined as Europe, Middle East and Africa.

With respect to our segment revenues, the increase in net revenues for the comparative periods presented was due primarily to the factors previously discussed across our reportable segments. For additional information on our segment revenues, please refer to Note 12 of our consolidated financial statements included in this Annual Report on Form 10-K for the year ended December 31, 2007.

Cost of Revenues

	Year Ended December 31,			2007 Compared to 2006	2006 Compared to 2005
	2007	2006	2005		
			(In thousands)		
Cost of product license revenues	$ 42,984	$32,911	$14,404	$10,073	$18,507
Cost of services revenues	65,027	46,585	26,929	18,442	19,656
Amortization of product related intangible assets	29,596	19,202	16,766	10,394	2,436
Total cost of revenues	$137,607	$98,698	$58,099	$38,909	$40,599

Cost of product license revenues consists primarily of hardware, product media and duplication, manuals, packaging materials, shipping expense, server capacity costs and royalties. Cost of services revenue consists primarily of compensation and other personnel-related costs of providing technical support and consulting, as well as the costs related to our Online Services products. Also included in cost of revenues is amortization of product related intangible assets.

Cost of product licenses revenues increased during 2007 when compared to 2006 primarily due to increased sales of our Application Networking products which contain hardware components that have a higher cost than our other software products. Cost of services revenues increased during 2007 compared to 2006 primarily due to increases in sales of our Online Services products and an increase in support related to our Application Virtualization and Application Networking products. Amortization of product related intangible assets increased during 2007 as compared to 2006 primarily due to amortization of product related intangible assets acquired in acquisitions. For more information regarding our acquisitions, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Overview" and Note 3 to our consolidated financial statements included in this Annual Report on Form 10-K for the year ended December 31, 2007. We currently anticipate that in 2008, cost of product license revenues will continue to increase as compared to current levels as we currently expect sales of our Application Networking products, which have a hardware component, to increase. In addition, in 2008, we currently expect our cost of services revenues to increase due to increased sales of our Online Services products and an increase in technical support costs and increased sales of services as we grow our customer base, have more frequent product releases and more complex products.

Cost of product licenses revenues increased during 2006 when compared to 2005 primarily due to increased sales and the full year impact of the acquisition of our Application Networking products which contain hardware components that have a higher cost than our other software products. Cost of services revenues increased during 2006 compared to 2005 primarily due to an increase in support and increased sales of our educational and consulting services related to our Application Virtualization products, increases in sales of our Online Services products, the full year impact and increased sales of support and educational services related to our Application Networking products and the impact of stock-based compensation expenses related to our adoption of SFAS No 123R. Amortization of product related intangible assets increased during 2006 as compared to 2005 primarily due to amortization of product related intangible assets acquired in acquisitions.

Gross Margin

Gross margin as a percent of revenue was 90.1% for 2007, 91.3% for 2006 and 93.6% for 2005. The decrease in gross margin as a percentage of net revenue for all periods presented was primarily due to the increase in cost of revenues as discussed above. We currently expect that our gross margin will continue to trend slightly downwards in 2008 due to the factors discussed above under "—Cost of Revenues."

Research and Development Expenses

	Year Ended December 31,			2007 Compared to 2006	2006 Compared to 2005
	2007	2006	2005		
			(In thousands)		
Research and development	$205,103	$155,331	$108,751	$49,772	$46,580

Research and development expenses consisted primarily of personnel-related costs. We expensed substantially all development costs included in the research and development of our products and new functionality added to our existing products as incurred, except for certain core technologies with alternative future uses. Research and development expenses increased during 2007 as compared to 2006 primarily due to an increase in staffing and related personnel costs due to the full year impact of our 2006 Acquisitions, our 2007 Acquisitions and continued investments in our business, which included the hiring of personnel. We expect research and development expenses to increase in 2008 due to the full year impact of the XenSource Acquisition and continued investments in our business including the hiring of personnel. For more information regarding our acquisitions see, "Management's Discussion and Analysis of Financial Condition and Results of Operations—

Overview" and Note 3 to our consolidated financial statements included in this Annual Report on Form 10-K for the year ended December 31, 2007.

Research and development expenses increased during 2006 as compared to 2005 primarily due to an increase in staffing and related personnel costs due to the full year impact of our 2005 Acquisitions, our 2006 Acquisitions, continued investments in our business including the hiring of personnel, and additional compensation expense related to the adoption of SFAS No. 123R.

Sales, Marketing and Support Expenses

	Year Ended December 31,			2007 Compared to 2006	2006 Compared to 2005
	2007	2006	2005		
			(In thousands)		
Sales, marketing and support	$590,409	$480,343	$394,153	$110,066	$86,190

Sales, marketing and support expenses consisted primarily of personnel-related costs, including sales commissions, and the costs of marketing programs aimed at increasing revenue, such as advertising, trade shows, public relations and other market development programs. Sales, marketing and support expenses increased during 2007 compared to 2006 primarily due to an increase in headcount and the associated increase in salaries and employee related expenses due to our continued investment in our business and the full year impact of our 2006 Acquisitions and the impact of our 2007 Acquisitions. In addition, sales, marketing and support expenses increased during 2007 compared to 2006 due to an increase in commissions related to our growing sales-force and payments made under new programs adopted to promote sales of our newer products, an increase in commissions paid to our resellers and, to a lesser extent, an increase in marketing program costs related to our worldwide advertising campaigns. During 2007, we also increased our utilization of personnel for revenue generating activities, which is reflected as cost of service revenues rather than sales, marketing and support expenses. In 2008, we currently expect sales, marketing and support expenses to increase due to the full year impact of our XenSource Acquisition and increased compensation costs as we continue to make investments in our business and hire personnel. For more information regarding our acquisitions see, "Management's Discussion and Analysis of Financial Condition and Results of Operations—Overview" and Note 3 to our consolidated financial statements included in this Annual Report on Form 10-K for the year ended December 31, 2007.

Sales, marketing and support expenses increased during 2006 compared to 2005 primarily due to an increase in headcount and the associated increase in salaries, commissions and other variable compensation and employee related expenses, the full year impact of our 2005 Acquisitions and the impact of our 2006 Acquisitions, additional compensation costs related to our adoption of SFAS No. 123R and an increase in marketing program costs related to our worldwide advertising campaigns. During 2006, we increased our utilization of personnel for revenue generating activities during 2006 as compared to 2005, which is reflected as cost of service revenues rather than sales, marketing and support expenses.

General and Administrative Expenses

	Year Ended December 31,			2007 Compared to 2006	2006 Compared to 2005
	2007	2006	2005		
			(In thousands)		
General and administrative	$229,229	$178,669	$125,425	$50,560	$53,244

General and administrative expenses consisted primarily of personnel-related related costs and expenses related to outside consultants assisting with regulatory compliance and information systems, as well as auditing and legal fees. General and administrative expenses increased during 2007 compared to 2006 primarily due to an increase in headcount and the associated salaries and employee related expenses due to our continued investment in our business and systems to support our growth, the full year impact of our 2006 Acquisitions and the impact of our 2007 Acquisitions, an increase in expenses related to outside consultants assisting us with information systems and regulatory compliance, increases in auditing, consulting and legal fees primarily related to the investigation of our historical stock option granting practices and the associated restatements of our prior consolidated financial statements and, to a lesser extent, an increase in depreciation primarily related to information systems. We expect general and administrative expenses to increase in 2008 primarily due to the full year impact of our XenSource Acquisition and continued investments to support our future growth. For more information regarding our acquisitions see, "Management's Discussion and Analysis of Financial Condition and Results of Operations—Overview" and Note 3 to our consolidated financial statements included in this Annual Report on Form 10-K for the year ended December 31, 2007.

General and administrative expenses increased during 2006 compared to 2005 primarily due to increases in auditing, consulting and legal fees which included costs related to the investigation of our historical stock option granting practices and the associated restatements of our prior consolidated financial statements, as well as additional compensation costs related to the adoption of SFAS No. 123R, an increase in headcount and the associated salaries and employee related expenses, and the full year impact of our 2005 Acquisitions and, to a lesser extent, the impact of our 2006 Acquisitions.

Amortization of Other Intangible Assets

	Year Ended December 31,			2007 Compared to	2006 Compared to
	2007	2006	2005	2006	2005
			(In thousands)		
Amortization of the other intangible assets	$17,387	$16,934	$11,622	$ 453	$ 5,312

The increase in amortization of other intangible assets during 2007 as compared to 2006 was not significant. Amortization of other intangible assets increased during 2006 as compared to 2005 due to an increase in amortization expense related to certain finite intangible assets acquired in our acquisitions. As of December 31, 2007, we had unamortized other identified intangible assets with estimable useful lives in the net amount of $99.0 million. We currently expect amortization expense to increase during 2008 as a result of our acquisitions. For more information regarding our acquisitions see, "Management's Discussion and Analysis of Financial Condition and Results of Operations—Overview" and Note 3 to our consolidated financial statements included in this Annual Report on Form 10-K for the year ended December 31, 2007.

In-Process Research and Development

	Year Ended December 31,			2007 Compared to	2006 Compared to
	2007	2006	2005	2006	2005
			(In thousands)		
In-process research and development	$ 9,800	$ 1,000	$ 7,000	$8,800	$(6,000)

In 2007, $9.8 million of the purchase price paid for our 2007 Acquisitions was allocated to IPR&D, in 2006, $1.0 million of the purchase price paid for our 2006 Acquisitions was allocated to IPR&D, and in 2005, $7.0 million of the purchase price paid for our 2005 Acquisitions was allocated to IPR&D. The amounts allocated to IPR&D in our acquisitions had not yet reached technological feasibility, had no alternative future use and were written-off at the date of the acquisitions in accordance with FASB Interpretation No. 4, *Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method.* For more information regarding the acquisitions, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Overview" and Note 3 to our consolidated financial statements in this Annual Report on Form 10-K for the year ended December 31, 2007.

Our efforts with respect to the acquired technologies currently consist of design and development that may be required to support the release of the technologies into updated versions of existing service offerings and potentially new product and service offerings related to the products acquired in our XenSource, Ardence, and NetScaler Acquisitions. We currently expect that we will successfully develop new products or services utilizing the acquired in-process technology, but there can be no assurance that commercial viability of future product or service offerings will be achieved. Furthermore, future developments in the software industry, changes in technology, changes in other products and offerings or other developments may cause us to alter or abandon product plans. Failure to complete the development of projects in their entirety, or in a timely manner, could have a material adverse impact on our financial condition and results of operations.

The fair value assigned to IPR&D was based on valuations prepared using methodologies and valuation techniques consistent with those used by independent appraisers. All fair values were determined using the income approach, which includes estimating the revenue and expenses associated with a project's sales cycle and by estimating the amount of after-tax cash flows attributable to the projects. The future cash flows were discounted to present value utilizing an appropriate risk-adjusted rate of return, which ranged from 19% to 36%. The rate of return included a factor that takes into account the uncertainty surrounding the successful development of the IPR&D.

Interest Income

	Year Ended December 31,			2007 Compared to 2006	2006 Compared to 2005
	2007	2006	2005		
			(In thousands)		
Interest income	$49,704	$41,210	$23,614	$8,494	$17,596

Interest income increased during 2007 as compared to 2006 primarily due to overall higher average cash, cash equivalent and investment balances that resulted primarily from an increase in cash from operations and proceeds received from employee stock-based compensation plans, partially offset by an increase in cash paid for acquisitions and capital expenditures. Interest income increased during 2006 as compared to 2005 due to higher interest rates earned on overall higher average cash, cash equivalent and investment balances that resulted primarily from increased proceeds received from employee stock-based compensation plans, a decrease in cash spent for acquisitions and an increase in cash from operations, partially offset by increased spending on stock repurchases, an increase in net payments made on our debt and an increase in capital expenditures. For more information see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Overview" and "—Liquidity and Capital Resources" and Note 3 to our consolidated financial statements included in this Annual Report on Form 10-K for the year ended December 31, 2007.

Interest Expense

	Year Ended December 31,			2007 Compared to 2006	2006 Compared to 2005
	2007	2006	2005		
			(In thousands)		
Interest expense	$ (737)	$ (927)	$ (2,426)	$ 190	$ 1,499

The decrease in interest expense during 2007 compared to 2006 is not significant. Interest expense decreased during 2006 compared to 2005 primarily due to the repayment of our term loan facility, or the Term Loan, in February 2006. For more information see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources" and Note 8 to our consolidated financial statements included in this Annual Report on Form 10-K for the year ended December 31, 2007.

Other Expense, Net

	Year Ended December 31,			2007 Compared to 2006	2006 Compared to 2005
	2007	2006	2005		
	(In thousands)				
Other expense, net	$(466)	$(546)	$(506)	$ 80	$ (40)

Other expense, net is primarily comprised of remeasurement and foreign currency transaction gains (losses), other-than-temporary declines in the value of our equity investments and debt instruments and realized gains (losses) on the sale of available-for-sale investments. Other expense, net remained relatively flat when comparing 2007 to 2006 and when comparing 2006 to 2005.

Income Taxes

On October 22, 2004, the American Jobs Creation Act, or the AJCA, was signed into law. The AJCA provided for an 85% dividends received deduction on dividend distributions of foreign earnings to a U.S. taxpayer, if certain conditions are met. During the second quarter of fiscal 2005, we completed our evaluation of the effects of the repatriation provision of the AJCA and our Chief Executive Officer and Board of Directors approved our dividend reinvestment plan, or DRP, under the AJCA. During 2005, we repatriated approximately $503.0 million of certain foreign earnings, of which $500.0 million qualified for the 85% dividends received deduction. During 2005, we recorded an estimated tax provision of approximately $24.4 million related to the repatriation. Additionally, during 2005, we recorded the reversal of approximately $8.8 million for income taxes on certain foreign earnings for which a deferred tax liability had been previously recorded.

We maintain certain operational and administrative processes in overseas subsidiaries and its foreign earnings are taxed at lower foreign tax rates. Other than the one-time repatriation provision under the AJCA described above, we do not expect to remit earnings from our foreign subsidiaries.

We establish tax reserves when, despite our belief that our tax return positions are fully supportable, certain of these positions may be challenged. While it is often difficult to predict whether we will prevail, we believe that our tax reserves reflect the probable outcome of known contingencies. As such, included in our effective tax rate for the year ended December 31, 2007 is the reduction of approximately $11.0 million in tax reserves related to the expiration of a statute of limitations for the 2003 tax year partially offset by an additional tax reserve of approximately $1.4 million related to uncertainties arising in 2007.

In 2007, our effective tax rate decreased to approximately (3.5%) from 25.5% when comparing the three months ended December 31, 2007 to the three months ended December 31, 2006 and decreased to 14.5% from 24.7% when comparing the twelve months ended December 31, 2007 to the twelve months ended December 31, 2006, primarily due to the reduction in tax reserves for uncertain tax positions related to prior years. In 2006, our effective tax rate decreased to approximately 24.7% from 26.2% primarily due to the tax impact of the dividend repatriated under the AJCA in 2005 partially offset by the tax effects of our adoption of SFAS No. 123R. Our effective tax rate may fluctuate throughout 2008 based on a number of factors including variations in estimated taxable income in our geographic locations, completed and potential acquisitions, the effects of FASB Interpretation, or FIN, No. 48, *Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109,* and the effects of SFAS No. 123R and changes in statutory tax rates, among others.

Liquidity and Capital Resources

During 2007, we generated positive operating cash flows of $424.1 million. These cash flows related primarily to net income of $214.5 million, adjusted for, among other things, non-cash charges including depreciation and amortization of $85.2 million, stock-based compensation expense of $65.5 million and the tax effect of stock-based compensation of $15.5 million. These cash inflows are partially offset by an operating cash outflow of $17.8 million related to the excess tax benefit due to the exercise of stock-based awards. Also attributing to these cash inflows is an aggregate increase in cash flow from our operating assets and liabilities of $40.3 million, net of the effects of acquisitions. Our investing activities used $417.6 million of cash consisting primarily of the net purchases after reinvestment, from sales and maturities of our available-for-sale investments of $180.4 million. These cash outflows also consisted of cash paid for our 2007 Acquisitions, net of cash acquired, of $148.1 million and the expenditure of $85.9 million for the purchase of property and equipment. Our financing activities used cash of $131.8 million primarily related to $260.0 million of cash paid under our stock repurchase programs and $8.0 million paid on our debt. These cash outflows are partially offset by $118.4 million in proceeds received from employee stock compensation plans and $17.8 million related to excess tax benefits from the exercise of stock-based awards.

During 2006, we generated positive operating cash flows of $328.7 million. These cash flows related primarily to net income of $183.0 million, adjusted for, among other things, non-cash charges including depreciation and amortization of $63.6 million, stock-based compensation expense of $61.6 million and the tax effect of stock-based compensation of $40.6 million. These cash inflows are partially offset by an operating cash outflow of $51.9 million related to the excess tax benefit due to the exercise of stock-based awards and a deferred income tax benefit of $4.4 million. Also attributed to these cash inflows is an aggregate increase in cash flow from our operating assets and liabilities of $24.6 million, net of the effects of acquisitions. Our investing activities used $437.3 million of cash consisting primarily of the net purchases after reinvestment, from sales and maturities of our available-for-sale investments of $323.7 million. These cash outflows also consisted of cash paid for the 2006 Acquisitions, net of cash acquired, of $61.5 million and the expenditure of $52.1 million for the purchase of property and equipment. Our financing activities used cash of $26.4 million primarily related to $274.2 million of cash paid under our stock repurchase programs and $34.9 million paid on our debt. These cash outflows are partially offset by $230.7 million in proceeds received from employee stock compensation plans and $51.9 million related to excess tax benefits from the exercise of stock-based awards.

Historically, significant portions of our cash inflows were generated by our operations. We currently expect this trend to continue throughout 2008. We believe that our existing cash and investments together with cash flows expected from operations will be sufficient to meet expected operating and capital expenditure requirements for the next 12 months. We continue to search for suitable acquisition candidates and could acquire or make investments in companies we believe are related to our strategic objectives. We could from time to time seek to raise additional funds through the issuance of debt or equity securities for larger acquisitions.

Cash and Investments

	Year Ended December 31,		2007 Compared to 2006
	2007	2006	
		(In thousands)	
Cash and investments	$ 798,510	$ 743,381	$ 55,129

The increase in cash and investments at December 31, 2007 as compared to December 31, 2006, is primarily due to an increase in cash from operations and proceeds received from employee stock-based compensation plans, partially offset by an increase in cash paid for acquisitions and capital expenditures. We generally invest our cash and cash equivalents in investment grade, highly liquid securities to allow for flexibility in the event of immediate cash needs. Our short-term and long-term investments primarily consist of interest-bearing securities. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources" and Note 4 to our consolidated financial statements included in this Annual Report on Form 10-K for the year ended December 31, 2007 for further information.

In February 2008, we held approximately $45.5 million in triple-A rated municipal auction rate securities whose underlying assets are generally student loans which are substantially backed by the federal government. The market for municipal auction rate securities in our portfolio began experiencing auction failures on

February 13, 2008. For the securities that experienced a failure the issuer will pay interest at a failure rate on the regular auction date, which is every 28 days for the securities in our portfolio. The securities will not be liquid until the auctions are successful or the issuers are able to refinance, call and /or restructure their obligations to a different interest rate mode. In the event we need to access the funds related to the affected securities, we may not be able to do so without a potential loss of principal unless future auctions on these securities are successful. If the issuers are unable to successfully close future auctions or refinance their obligations and their credit ratings deteriorate, we may be required to adjust the carrying value of these securities and recognize an impairment charge for an other-than-temporary decline in the fair values. Based on our available cash and other investments, we do not currently anticipate that the lack of liquidity caused by the failed auctions of these securities will have a material adverse effect on our operating cash flows or financial position.

Restricted Cash Equivalents and Investments

	Year Ended December 31,		2007 Compared to
	2007	2006	2006
		(In thousands)	
Restricted cash equivalents and investments	$ 63,735	$ 63,815	$ (80)

Restricted cash equivalents and investments as of December 31, 2007 and 2006 are primarily comprised of approximately $62.8 million in investment securities and cash equivalents pledged as collateral for specified obligations under our synthetic lease arrangement. We maintain the ability to manage the composition of the restricted cash equivalents and investments within certain limits and to withdraw and use excess investment earnings from the pledged collateral for operating purposes. For further information regarding our synthetic lease, see Note 10 to our consolidated financial statements included in this Annual Report on Form 10-K for the year ended December 31, 2007.

Accounts Receivable, Net

	Year Ended December 31,		2007 Compared to
	2007	2006	2006
		(In thousands)	
Accounts receivable	$ 230,422	$ 209,011	$ 21,411
Allowance for returns	(1,670)	(1,667)	(3)
Allowance for doubtful accounts	(2,891)	(2,370)	(521)
Accounts receivable, net	$ 225,861	$ 204,974	$ 20,887

The increase in accounts receivable at December 31, 2007 compared to December 31, 2006 was primarily due to an increase in sales, particularly in the last month of 2007 compared to the last month of 2006. Our allowance for returns remained relatively constant during 2007 as compared to 2006. The activity in our allowance for returns was comprised of $3.8 million in credits issued for stock balancing rights during 2007 offset by $3.5 million of provisions for returns recorded during 2007 and $0.3 million charged to other accounts. Our allowance for doubtful accounts increased by $0.5 million when comparing 2007 to 2006. The activity in our allowance for doubtful accounts was comprised primarily of an additional $2.6 million of provisions for doubtful accounts recorded during the year partially offset by $2.1 million of uncollectible accounts written off, net of recoveries. From time to time, we could maintain individually significant accounts receivable balances from our distributors or customers, which are comprised of large business enterprises, governments and small and medium-sized businesses. If the financial condition of our distributors or customers deteriorates, our operating results could be adversely affected. At December 31, 2007 and 2006, no distributor or customer accounted for more than 10% of our accounts receivable. For more information regarding significant customers see Note 12 to our consolidated financial statements included in this Annual Report on Form 10-K for the year ended December 31, 2007.

Credit Facility and Term Loan

Effective on August 9, 2005, we entered into the Credit Facility with a group of financial institutions, or the Lenders. Effective September 27, 2006, we entered into an amendment and restatement of the Credit Facility, or the Amendment. The Amendment decreased the overall range of interest we will pay on amounts outstanding on the Credit Facility and lowered the facility fee. In addition, the Amendment extended the term of the Credit Facility. The Credit Facility, as amended, allows us to increase the revolving credit commitment up to a maximum aggregate revolving credit commitment of $175.0 million. The Credit Facility, as amended, currently provides for a revolving line of credit that will expire on September 27, 2011 in the aggregate amount of $100.0 million, subject to continued covenant compliance. A portion of the revolving line of credit (i) in the aggregate amount of $25.0 million may be available for issuances of letters of credit and (ii) in the aggregate amount of $15.0 million may be available for swing line loans. The Credit Facility, as amended, currently bears interest at the London Interbank Offered Rate, or LIBOR, plus 0.32% and adjusts in the future in the range of 0.32% to 0.80% above LIBOR based on the level of our total debt and our adjusted earnings before interest, taxes, depreciation and amortization, or EBITDA. In addition, we are required to pay an annual facility fee ranging from 0.08% to 0.20% based on the aggregate amount available under the Credit Facility, as amended, and the level of our total debt and adjusted EBITDA. During the year ended December 31, 2007, no funds were borrowed under the Credit Facility, as amended, and as of December 31, 2007 there were no amounts outstanding under the Credit Facility, as amended.

Effective on August 9, 2005, we entered into the Term Loan with the Lenders. The Term Loan provided for an eighteen-month single-draw term loan facility in the aggregate amount of $100.0 million. The Term Loan's interest rate was LIBOR plus 0.5% and adjusted in the range of 0.5% to 1.25% above LIBOR based on the level of our total debt and adjusted EBITDA. In addition, we were required to pay an annual facility fee ranging from 0.125% to 0.25% based on the aggregate amount of the Term Loan and the level of our total debt and adjusted EBITDA. We used the proceeds from the Term Loan to partially fund the repatriation of certain of our foreign earnings in connection with the AJCA. In February 2006, we repaid the remaining $31.0 million outstanding under the Term Loan in full.

Stock Repurchase Program

Our Board of Directors has authorized an ongoing stock repurchase program with a total repurchase authority granted to us of $1.8 billion, of which $300 million was authorized in January 2008. We may use the approved dollar authority to repurchase stock at any time until the approved amounts are exhausted. The objective of our stock repurchase program is to improve stockholders' return. At December 31, 2007, approximately $33.5 million was available to repurchase shares of our common stock pursuant to the stock repurchase program. All shares repurchased are recorded as treasury stock. A significant portion of the funds used to repurchase stock was provided by proceeds from employee stock option exercises and the related tax benefit.

We are authorized to make open market purchases of our common stock using general corporate funds. During 2007 and 2006, we entered into structured stock repurchase arrangements with large financial institutions using general corporate funds as part of our stock repurchase program in order to lower the average cost to acquire shares. These programs include terms that require us to make up-front payments to the counterparty financial institution and result in the receipt of stock during or at the end of the term of the agreement or the receipt of either stock or cash at the maturity of the agreement, depending on market conditions. We did not enter into any structured stock repurchase agreements or repurchase any shares of outstanding common stock during our voluntary investigation of our historical stock option granting practices and related accounting.

We made up-front payments to financial institutions, net of cash and premiums received of approximately $110.0 million in 2007 and $114.4 million in 2006 under our structured stock repurchase arrangements. In addition, we received cash and premiums of approximately $40.0 million in 2007 and $41.8 million in 2006 from expired prepaid programs based upon the terms of those agreements. We took delivery of 1,655,089 shares at an average price of $35.34 per share in 2007 and we took delivery of 4,307,112 shares at an average price of $30.76 per share in 2006 from our structured repurchase agreements. As of December 31, 2007, we had prepaid notional amounts of approximately $87.9 million remaining under our structured stock repurchase programs, which expire on various dates through September 2008. Due to the fact that the total shares to be received under our structured repurchase arrangements at December 31, 2007 is not determinable until the contracts mature, the above price per share amounts exclude the remaining shares to be received subject to the agreements.

During 2007, we expended approximately $150.0 million on open market purchases and repurchased 3,720,800 shares of outstanding common stock at an average price of $40.31 and, during 2006, we expended approximately $159.8 million on open market purchases and repurchased 5,193,410 shares of outstanding common stock at an average price of $30.77.

Contractual Obligations and Off-Balance Sheet Arrangement

Contractual Obligations

We have certain contractual obligations that are recorded as liabilities in our consolidated financial statements. Other items, such as operating lease obligations, are not recognized as liabilities in our consolidated financial statements, but are required to be disclosed in the notes to our consolidated financial statements.

The following table summarizes our significant contractual obligations at December 31, 2007 and the future periods in which such obligations are expected to be settled in cash. Additional details regarding these obligations are provided in the notes to our consolidated financial statements (in thousands):

	Payments due by period				
	Total	Less than 1 Year	1-3 Years	4-5 Years	More than 5 Years
Operating lease obligations	$ 204,231	$ 39,968	$ 65,167	$ 45,725	$ 53,371
Synthetic lease obligations	3,005	2,301	704	—	—
Purchase obligations[1]	11,100	11,100	—	—	—
Total contractual obligations[2]	$ 218,336	$ 53,369	$ 65,871	$ 45,725	$ 53,371

(1) Purchase obligations represent non-cancelable commitments to purchase inventory ordered before year-end.

(2) Total contractual obligations do not include agreements where our commitment is variable in nature or where cancellations without payment provisions exist and excludes $27.3 million of liabilities related to uncertain tax positions recorded in accordance with FIN No. 48, because we could not make reasonably reliable estimates of the period or amount of cash settlement with the respective taxing authorities. See Note 11 to our consolidated financial statements included in this Annual Report on Form 10-K for the year ended December 31, 2007 for further information.

As of December 31, 2007, we did not have any individually material capital lease obligations or other material long-term commitments reflected on our consolidated balance sheets.

Off-Balance Sheet Arrangement

During 2002, we became a party to a synthetic lease arrangement totaling approximately $61.0 million for our corporate headquarters office space in Fort Lauderdale, Florida. The synthetic lease represents a form of off-balance sheet financing under which an unrelated third party lessor funded 100% of the costs of acquiring the property and leases the asset to us. The synthetic lease qualifies as an operating lease for accounting purposes and as a financing lease for tax purposes. We do not include the property as an asset or the lease debt as a liability on our accompanying consolidated balance sheets. Consequently, payments made pursuant to the lease are recorded as operating expenses in our consolidated statements of income. We entered into the synthetic lease in order to lease our headquarters properties under more favorable terms than under our previous lease arrangements. We do not materially rely on off-balance sheet arrangements for our liquidity or as capital resources. For information regarding cash outflows associated with our lease payments see "—Contractual Obligations."

The initial term of the synthetic lease is seven years. Upon approval by the lessor, we can renew the lease twice for additional two-year periods. The lease payments vary based on LIBOR, plus a margin. At any time during the lease term, we have the option to sublease the property and upon thirty days' written notice, we have the option to purchase the property for an amount representing the original property cost and transaction fees of approximately $61.0 million plus any lease breakage costs and outstanding amounts owed. Upon at least 180 days' notice prior to the termination of the initial lease term, we have the option to remarket the property for sale to a third party. If we choose not to purchase the property at the end of the lease term, we have guaranteed a residual value to the lessor of approximately $51.9 million and possession of the buildings will be returned to the lessor. On a periodic basis, we evaluate the property for indications of permanent impairment. If an evaluation were to indicate that the fair value of the property were to decline below $51.9 million, we would be responsible for the difference under our residual value guarantee, which could have a material adverse effect on our results of operations and financial condition.

The synthetic lease includes certain financial covenants including a requirement for us to maintain a restricted cash, cash equivalent or investment balance of approximately $62.8 million as collateral, which is classified as restricted cash equivalents and investments in our accompanying consolidated balance sheets. We maintain the ability to manage the composition of restricted investments within certain limits and to withdraw and use excess investment earnings from the pledged collateral for operating purposes. Additionally, we must maintain a minimum net cash and investment balance of $100.0 million, excluding our collateralized investments, equity investments and outstanding debt as of the end of each fiscal quarter. As of December 31, 2007, we had approximately $696.9 million in cash and investments in excess of this required level. The synthetic lease includes non-financial covenants, including the maintenance of the property and adequate insurance, prompt delivery of financial statements to the administrative agent of the lessor and prompt payment of taxes associated with the property. As of December 31, 2007, we were in compliance with all material provisions of the arrangement.

In January 2003, the FASB issued FIN No. 46, *Consolidation of Variable Interest Entities*, which addresses the consolidation of variable interest entities in which an enterprise absorbs a majority of the entity's expected losses, receives a majority of the entity's expected residual returns, or both, as a result of ownership, contractual or other financial interests in the entity. In December 2003, the FASB issued FIN No. 46 (revised), which replaced FIN No. 46. FIN No. 46 (revised) was effective immediately for certain disclosure requirements and variable interest entities referred to as special-purpose entities for periods ending after December 15, 2003 and for other types of entities for financial statements for periods ending after March 15, 2004. We determined that we are not required to consolidate the lessor, the leased facility or the related debt associated with our synthetic lease in accordance with FIN No. 46 (revised). Accordingly, there was no impact on our financial position, results of operations or cash flows from adoption. However, if the lessor were to change its ownership of the property or significantly change its ownership of other properties that it currently holds, we could be required to consolidate the entity, the leased facility and the associated debt in a future period.

Commitments

Capital expenditures were $85.9 million during 2007, $52.1 million during 2006 and $26.4 million during 2005. During 2007, capital expenditures were primarily related to application and infrastructure delivery to enable growth and enhance management reporting capabilities and leasehold improvements. During 2006, capital expenditures were primarily related to the implementation of certain systems to streamline business operations and enhance management reporting capabilities and leasehold improvements.

During 2002 and 2001, we took actions to consolidate certain of our offices, including the exit of certain leased office space and the abandonment of certain leasehold improvements. During the third quarter of 2006, we entered into an agreement, which assigned the operating lease and all remaining liability related to one of the closed offices to a third party. Lease obligations related to the remaining existing operating lease continue to 2018 with a total remaining obligation at December 31, 2007 of approximately $8.3 million, of which $1.3 million was accrued as of December 31, 2007, and is reflected in accrued expenses and other liabilities in our consolidated financial statements. In calculating this accrual, we made estimates, based on market information, including the estimated vacancy periods and sublease rates and opportunities. We periodically re-evaluate our estimates; and if actual circumstances prove to be materially worse than management has estimated, the total charges for these vacant facilities could be significantly higher.

Because virtually all holders of stock options granted by us were not involved in or aware of the incorrect pricing of certain options, we have taken and intend to take further actions to address certain adverse tax consequences that may be incurred by the holders of such incorrectly priced options. The primary adverse tax consequence is that the re-measured options vesting after December 31, 2004 subject the option holder to a penalty tax under Section 409A of the IRC (and, as applicable, similar excise taxes under state laws). As a result during 2007, we recorded $3.4 million, net of income tax benefits, in liabilities related to the anticipated payment by us of payroll and excise taxes on behalf of our employees for options that were exercised during open tax years under the related statutes.

ITEM 7A. *QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK*

The following discussion about our market risk includes "forward-looking statements" that involve risks and uncertainties. Actual results could differ materially from those projected in the forward-looking statements. The analysis methods we used to assess and mitigate risk discussed below should not be considered projections of future events, gains or losses.

We are exposed to financial market risks, including changes in foreign currency exchange rates and interest rates that could adversely affect our results of operations or financial condition. To mitigate foreign currency risk, we utilize derivative financial instruments. The counterparties to our derivative instruments are major financial institutions. All of the potential changes noted below are based on sensitivity analyses performed on our financial position as of December 31, 2007. Actual results could differ materially.

Discussions of our accounting policies for derivatives and hedging activities are included in Notes 2 and 13 to our consolidated financial statements included in this Annual Report on Form 10-K for the year ended December 31, 2007.

Exposure to Exchange Rates

A substantial majority of our overseas expense and capital purchasing activities are transacted in local currencies, including Euros, British pounds sterling, Australian dollars, Swiss francs, Indian rupees, Japanese yen, Singapore dollars, Hong Kong dollars, Canadian dollars, Danish krone and Swedish krona. To reduce our exposure to a reduction in U.S. dollar value and the volatility of future cash flows caused by changes in currency exchange rates, we have established a hedging program. We use foreign currency forward contracts to hedge certain forecasted foreign currency expenditures. Our hedging program significantly reduces, but does not entirely eliminate, the impact of currency exchange rate movements.

At December 31, 2007 and 2006, we had in place foreign currency forward sale contracts with a notional amount of $104.3 million and $56.0 million, respectively, and foreign currency forward purchase contracts with a notional amount of $311.1 million and $220.0 million, respectively. At December 31, 2007, these contracts had an aggregate fair asset value of $5.8 million and at December 31, 2006, these contracts had an aggregate fair liability value of $4.6 million. Based on a hypothetical 10% appreciation of the U.S. dollar from December 31,

2007 market rates, the fair value of our foreign currency forward contracts would decrease the asset by $21.2 million, resulting in a net liability position. Conversely, a hypothetical 10% depreciation of the U.S. dollar from December 31, 2007 market rates would increase the fair value of our foreign currency forward contracts by $21.1 million. In these hypothetical movements, foreign operating costs would move in the opposite direction. This calculation assumes that each exchange rate would change in the same direction relative to the U.S. dollar. In addition to the direct effects of changes in exchange rates quantified above, changes in exchange rates could also change the dollar value of sales and affect the volume of sales as our competitors' products become more or less attractive. We do not anticipate any material adverse impact to our consolidated financial position, results of operations, or cash flows as a result of these foreign exchange forward contracts.

Exposure to Interest Rates

We have interest rate exposures resulting from our interest-based available-for-sale securities. We maintain available-for-sale investments in debt securities and we limit the amount of credit exposure to any one issuer or type of instrument. The securities in our investment portfolio are not leveraged. The securities classified as available-for-sale are subject to interest rate risk. The modeling technique used measures the change in fair values arising from an immediate hypothetical shift in market interest rates and assumes that ending fair values include principal plus accrued interest and reinvestment income. If market interest rates were to increase by 100 basis points from December 31, 2007 and 2006 levels, the fair value of the available-for-sale portfolio would decline by approximately $3.2 million and $1.8 million, respectively. If market interest rates were to decrease by 100 basis points from December 31, 2007 and 2006 levels, the fair value of the available-for-sale portfolio would increase by approximately $3.2 million and $1.8 million, respectively. These amounts are determined by considering the impact of the hypothetical interest rate movements on our available-for-sale investment portfolios. This analysis does not consider the effect of credit risk as a result of the reduced level of overall economic activity that could exist in such an environment.

During 2005, we entered into the Credit Facility, as amended in 2006, or the Amended Credit Facility. Accordingly, we could be exposed to market risk from changes in interest rates on our long-term debt. This exposure relates to our $100.0 million Amended Credit Facility. Borrowings under the Amended Credit Facility currently bear interest at variable rates based on LIBOR plus 0.32% and adjusts in the future in the range of 0.32% to 0.80% above LIBOR based on our level of total debt and our adjusted earnings before interest, taxes, depreciation and amortization, or EBITDA. A hypothetical 1% interest rate change would not have any current impact on our results of operations as we had no amounts outstanding under the Amended Credit Facility as of December 31, 2007.

In April 2002, we entered into a synthetic lease with a substantive lessor totaling approximately $61.0 million related to office space utilized for our corporate headquarters in Fort Lauderdale, Florida. Payments under this synthetic lease are indexed to a variable interest rate (LIBOR plus a margin). Based upon our interest rate exposure under this synthetic lease at December 31, 2007, a 100 basis point change in the current interest rate would have an immaterial effect on our financial position and results of operations. In addition to interest rate exposure, if the fair value of our headquarters property, under this synthetic lease, were to significantly decline, there could be a material adverse effect on our results of operations and financial condition.

ITEM 8. *FINANCIAL STATEMENTS AND SCHEDULES*

Our consolidated financial statements and related financial statement schedule, together with the reports of independent registered public accounting firm, appear at pages F-1 through F-47 of this Annual Report on Form 10-K for the year ended December 31, 2007.

ITEM 9. *CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE*

There have been no changes in or disagreements with our independent registered public accountants on accounting or financial disclosure matters during our two most recent fiscal years.

ITEM 9A. *CONTROLS AND PROCEDURES*

Evaluation of Disclosure Controls and Procedures

As of December 31, 2007, our management, with the participation of our President and Chief Executive Officer and our Senior Vice President and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures pursuant to Rule 13a-15(b) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Based upon that evaluation, our President and Chief Executive Officer and our Senior Vice President and Chief Financial Officer concluded that, as of December 31, 2007, our disclosure controls and procedures were effective in ensuring that material information required to be disclosed in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms, including ensuring that such material information is accumulated and communicated to our management, including our President and Chief Executive Officer and our Senior Vice President and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Changes in Internal Control Over Financial Reporting

During the quarter ended December 31, 2007, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Management's Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in Exchange Act Rule 13a – 15(f). Our internal control system was designed to provide reasonable assurance to our management and the Board of Directors regarding the preparation and fair presentation of published financial statements. All internal control systems, no matter how well designed have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2007. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in Internal Control—Integrated Framework (the COSO criteria). Based on our assessment we believe that, as of December 31, 2007, our internal control over financial reporting is effective based on those criteria. The effectiveness of our internal control over financial reporting as of December 31, 2007 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report which appears below.

ITEM 9B. *OTHER INFORMATION*

Our policy governing transactions in its securities by its directors, officers and employees permits its officers, directors and certain other persons to enter into trading plans complying with Rule 10b5-1 under the Securities Exchange Act of 1934, as amended. We have been advised that Mark Templeton, our President and Chief Executive Officer, and Stephen Dow, a member of our Board of Directors, entered into trading plans in the fourth quarter of 2007 in accordance with Rule 10b5-1 and our policy governing transactions in its securities. Messrs. Templeton and Dow entered into their respective trading plans to exercise soon to expire stock options and to sell the underlying shares of common stock. We undertake no obligation to update or revise the information provided herein, including for revision or termination of an established trading plan.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of Citrix Systems, Inc.

We have audited Citrix Systems, Inc.'s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Citrix Systems, Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Citrix Systems, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the COSO criteria.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Citrix Systems, Inc. as of December 31, 2007 and 2006, and the related consolidated statements of income, stockholders' equity and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2007 of Citrix Systems, Inc. and our report dated February 25, 2008 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Certified Public Accountants

Fort Lauderdale, Florida
February 25, 2008

PART III

ITEM 10. *DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE*

The information required under this item is incorporated herein by reference to the Company's definitive proxy statement pursuant to Regulation 14A, which proxy statement will be filed with the Securities and Exchange Commission not later than 120 days after the close of the Company's fiscal year ended December 31, 2007.

ITEM 11. *EXECUTIVE COMPENSATION*

The information required under this item is incorporated herein by reference to the Company's definitive proxy statement pursuant to Regulation 14A, which proxy statement will be filed with the Securities and Exchange Commission not later than 120 days after the close of the Company's fiscal year ended December 31, 2007.

ITEM 12. *SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS*

The information required under this item is incorporated herein by reference to the Company's definitive proxy statement pursuant to Regulation 14A, which proxy statement will be filed with the Securities and Exchange Commission not later than 120 days after the close of the Company's fiscal year ended December 31, 2007.

ITEM 13. *CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE*

The information required under this item is incorporated herein by reference to the Company's definitive proxy statement pursuant to Regulation 14A, which proxy statement will be filed with the Securities and Exchange Commission not later than 120 days after the close of the Company's fiscal year ended December 31, 2007.

ITEM 14. *PRINCIPAL ACCOUNTING FEES AND SERVICES*

The information required under this item is incorporated herein by reference to the Company's definitive proxy statement pursuant to Regulation 14A, which proxy statement will be filed with the Securities and Exchange Commission not later than 120 days after the close of the Company's fiscal year ended December 31, 2007.

PART IV

ITEM 15. *EXHIBITS, FINANCIAL STATEMENT SCHEDULES*

(a) 1. Consolidated Financial Statements.

For a list of the consolidated financial information included herein, see page F-1.

2. Financial Statement Schedules.

The following consolidated financial statement schedule is included in Item 8:

Valuation and Qualifying Accounts

3. List of Exhibits.

Exhibit No.		Description
2.1	(16)	Agreement and Plan of Merger dated as of June 1, 2005 by and among Citrix Systems, Inc., NCAR Acquisition Corporation, NCAR LLC, NetScaler, Inc. and Guarev Garg as stockholder representative
2.2	(17)	Amendment No. 1 to Agreement and Plan of Merger dated as of June 1, 2005 by and among Citrix Systems, Inc., NCAR Acquisition Corporation, NCAR LLC, NetScaler, Inc. and Guarev Garg as stockholder representative, dated as of June 24, 2005
2.3	(30)	Agreement and Plan of Merger, dated as of August 4, 2006, by and among Citrix Systems, Inc., Banyan Acquisition Corporation, Orbital Data Corporation and John Jaggers as the stockholder representative
2.4	(34)	Agreement and Plan of Merger and Reorganization, dated as of August 14, 2007, by and among Citrix Systems, Inc., PVA Acquisition Corporation, PVA Acquisition LLC, XenSource, Inc. and John G. Connors as stockholder representative
2.5	(35)	Amendment No. 1 to Agreement and Plan of Merger and Reorganization dated as of August 14, 2007 by and among Citrix Systems, Inc. PVA Acquisition Corporation, PVA Acquisition LLC, XenSource, Inc. and John G. Connors as stockholder representative, dated September 20, 2007
3.1	(1)	Amended and Restated Certificate of Incorporation of the Company
3.2		Certificate of Amendment of Amended and Restated Certificate of Incorporation
3.3	(38)	Amended and Restated By-laws of the Company
4.1	(2)	Specimen certificate representing the Common Stock
10.1*	(4)	Fourth Amended and Restated 1995 Stock Plan
10.2*		Second Amended and Restated 1995 Non-Employee Director Stock Option Plan
10.3*		Third Amended and Restated 1995 Employee Stock Purchase Plan
10.4*	(3)	Second Amended and Restated 2000 Director and Officer Stock Option and Incentive Plan
10.5*	(5)	2000 Director and Officer Stock Option and Incentive Plan, Non-Qualified Stock Option Agreement
10.6*	(6)	2000 Director and Officer Stock Option and Incentive Plan, Incentive Stock Option Agreement
10.7*	(7)	Amended and Restated 2000 Stock Incentive Plan of Net6 Inc. (a subsidiary of Citrix Systems, Inc.)

Exhibit No.		Description
10.8*	(8)	Amended and Restated 2003 Stock Incentive Plan of Net6 Inc. (a subsidiary of Citrix Systems, Inc.)
10.9	(9)	Microsoft Master Source Code Agreement by and between the Company and Microsoft dated December 16, 2004
10.10	(10)	License Form by and between the Company and Microsoft Corporation dated December 16, 2004 (with certain information omitted pursuant to a request for confidential treatment and filed separately with the Securities and Exchange Commission)
10.11		Participation Agreement dated as of April 23, 2002, by and among Citrix Systems, Inc., Citrix Capital Corp., Selco Service Corporation and Key Corporate Capital, Inc. (the "Participation Agreement") (with certain information omitted pursuant to a grant of confidential treatment and filed separately with the Securities and Exchange Commission)
10.12		Amendment No. 1 to Participation Agreement dated as of June 17, 2002 (with certain information omitted pursuant to a grant of confidential treatment and filed separately with the Securities and Exchange Commission)
10.13		Master Lease dated as of April 23, 2002 by and between Citrix Systems, Inc. and Selco Service Corporation (with certain information omitted pursuant to a grant for confidential treatment and filed separately with the Securities and Exchange Commission)
10.14*	(11)	2005 Executive Bonus Plan
10.15*	(23)	2006 Executive Bonus Plan
10.16*	(12)	2005 Equity Incentive Plan
10.17*	(25)	Amendment to Citrix Systems, Inc. 2005 Equity Incentive Plan
10.18*	(13)	2005 Employee Stock Purchase Plan
10.19*	(14)	2005 Equity Incentive Plan Incentive Stock Option Master Agreement (Domestic)
10.20*	(15)	2005 Equity Incentive Plan Non-Qualified Stock Option Master Agreement (Domestic)
10.21*	(26)	Citrix Systems, Inc. 2005 Equity Incentive Plan Non-Qualified Stock Option Master Agreement (Domestic)
10.22*	(27)	Citrix Systems, Inc. 2005 Equity Incentive Plan Stock Option Master Agreement (French)
10.23*	(22)	Form of Restricted Stock Unit Agreement under the Citrix Systems, Inc. 2005 Equity Incentive Plan
10.24*		Form of Executive Restricted Stock Unit Agreement under the Citrix Systems, Inc. 2005 Equity Incentive Plan (Time Based Vesting)
10.25*	(24)	Form of Restricted Stock Unit Agreement for Non-Employee Directors under the Citrix Systems, Inc. 2005 Equity Incentive Plan
10.26*	(18)	Change in Control Agreement dated as of August 4, 2005 by and between Citrix Systems, Inc. and Mark B. Templeton
10.27*	(19)	Change in Control Agreement dated as of August 4, 2005 by and between Citrix Systems, Inc. and each of David J. Henshall, David R. Freidman and John C. Burris
10.28*	(28)	Change in Control Agreement, dated as of August 4, 2006, by and between Citrix Systems, Inc. and Brett M. Caine

Exhibit No.		Description
10.29	(29)	Amended and Restated Credit Agreement dated as of September 27, 2006 among Citrix Systems, Inc., Citrix Systems International GmbH, JPMorgan Chase Bank N.A., and certain other financial institutions
10.30	(20)	Term Loan Agreement dated as of August 9, 2005 by and among Citrix Systems, Inc., Citrix Systems International GMBH, JPMorgan Chase Bank, N.A., J.P. Morgan Securities Inc. and certain other financial institutions
10.31*	(21)	NetScaler, Inc. 1997 Stock Plan
10.32	(31)	Type # 3 License Form by and between the Company and Microsoft Corporation dated September 5, 2007 (with certain information omitted pursuant to a request for confidential treatment and filed with the Securities and Exchange Commission)
10.33*	(32)	Citrix Inc. Executive Bonus Plan
10.34*	(33)	Second Amendment to Citrix Systems, Inc. 2005 Equity Incentive Plan
10.35*	(36)	Employment Agreement dated as of August 14, 2007 by and between Citrix Systems, Inc. and Peter Levine
10.36*	(37)	XenSource, Inc. 2005 Stock Plan
21.1		List of Subsidiaries
23.1		Consent of Ernst & Young LLP
24.1		Power of Attorney (Included in signature page)
31.1		Rule 13a-14(a) / 15d-14(a) Certifications
31.2		Rule 13a-14(a) / 15d-14(a) Certification
32.1		Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

* Indicates a management contract or any compensatory plan, contract or arrangement.

(1) Incorporated herein by reference to Exhibit 3.2 to the Company's Registration Statement on Form S-1 (File No. 33-98542), as amended.

(2) Incorporated herein by reference to Exhibit 4.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2000 (File No. 000-27084).

(3) Incorporated by reference herein to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2003.

(4) Incorporated by reference herein to Exhibit 10.1 to the Company's Annual Report on Form 10-K for the year ended December 31, 2003.

(5) Incorporated by reference herein to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2004.

(6) Incorporated by reference herein to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2004.

(7) Incorporated by reference herein to Exhibit 10.7 to the Company's Annual Report on Form 10-K for the year ended December 31, 2004.

(8) Incorporated by reference herein to Exhibit 10.8 to the Company's Annual Report on Form 10-K for the year ended December 31, 2004.

(9) Incorporated by reference herein to Exhibit 10.11 to the Company's Annual Report on Form 10-K for the year ended December 31, 2004.

(10) Incorporated by reference herein to Exhibit 10.12 to the Company's Annual Report on Form 10-K for the year ended December 31, 2004.

(11) Incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated as of February 10, 2005.
(12) Incorporated by reference herein to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2005.
(13) Incorporated by reference herein to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2005.
(14) Incorporated by reference herein to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2005.
(15) Incorporated by reference herein to Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2005.
(16) Incorporated by reference herein to Exhibit 2.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2005.
(17) Incorporated by reference herein to Exhibit 2.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2005.
(18) Incorporated by reference herein to Exhibit 10.5 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2005.
(19) Incorporated by reference herein to Exhibit 10.6 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2005.
(20) Incorporated by reference herein to Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2005.
(21) Incorporated by reference herein to Exhibit 10.5 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2005.
(22) Incorporated by reference herein to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2006.
(23) Incorporated by reference herein to Exhibit 10.1 to the Company's Current Report on Form 8-K dated as of April 18, 2006.
(24) Incorporated by reference herein to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2006.
(25) Incorporated by reference herein to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2006.
(26) Incorporated by reference herein to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2006.
(27) Incorporated by reference herein to Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2006.
(28) Incorporated by reference herein to Exhibit 10.5 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2006.
(29) Incorporated by reference herein to Exhibit 10.1 to the Company's Current Report on Form 8-K dated as of September 27, 2006.
(30) Incorporated by reference herein to Exhibit 2.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2006.
(31) Incorporated by reference herein to Exhibit 10.31 to the Company's Annual Report on Form 10-K for the year ended December 31, 2006.
(32) Incorporated by reference herein to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2007.
(33) Incorporated by reference herein to Exhibit 10.1 to the Company's Current Report on Form 8-K dated as of October 19, 2007.
(34) Incorporated by reference herein to Exhibit 2.5 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2007.
(35) Incorporated by reference herein to Exhibit 2.6 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2007.
(36) Incorporated by reference herein to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2007.

(37) Incorporated by reference herein to Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2007.

(38) Incorporated by reference herein to Exhibit 3.1 to the Company's Current Report on Form 8-K dated as of December 12, 2007.

(b) Exhibits.

The Company hereby files as part of this Annual Report on Form 10-K for the year ended December 31, 2007, the exhibits listed in Item 15(a)(3) above. Exhibits which are incorporated herein by reference can be inspected and copied at the public reference facilities maintained by the Securities and Exchange Commission, 100 F Street, N.E., Washington, D.C., 20549 and at the Commission's regional offices at 175 W. Jackson Boulevard, Suite 900, Chicago, IL 60604 and 3 World Financial Center, Suite 400, New York, NY 10281-1022.

(c) Financial Statement Schedule.

The Company hereby files as part of this Annual Report on Form 10-K for the year ended December 31, 2007 the consolidated financial statement schedule listed in Item 15(a)(2) above, which is attached hereto.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in Fort Lauderdale, Florida on the 27th day of February, 2008.

CITRIX SYSTEMS, INC

By: /s/ MARK B. TEMPLETON

Mark B. Templeton
President and Chief Executive Officer

POWER OF ATTORNEY AND SIGNATURES

We, the undersigned officers and directors of Citrix Systems, Inc., hereby severally constitute and appoint Mark B. Templeton and David J. Henshall, and each of them singly, our true and lawful attorneys, with full power to them and each of them singly, to sign for us in our names in the capacities indicated below, all amendments to this report, and generally to do all things in our names and on our behalf in such capacities to enable Citrix Systems, Inc. to comply with the provisions of the Securities Exchange Act of 1934, as amended, and all requirements of the Securities and Exchange Commission.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated below on the 27th day of February, 2008.

Signature	Title(s)
/s/ MARK B. TEMPLETON **Mark B. Templeton**	President, Chief Executive Officer and Director (Principal Executive Officer)
/s/ DAVID J. HENSHALL **David J. Henshall**	Chief Financial Officer and Senior Vice President, Finance (Principal Financial and Accounting Officer)
/s/ THOMAS F. BOGAN **Thomas F. Bogan**	Chairman of the Board of Directors
/s/ MURRAY J. DEMO **Murray J. Demo**	Director
/s/ STEPHEN M. DOW **Stephen M. Dow**	Director
/s/ ASIFF S. HIRJI **Asiff S. Hirji**	Director
/s/ GARY E. MORIN **Gary E. Morin**	Director
/s/ GODFREY R. SULLIVAN **Godfrey R. Sullivan**	Director

CITRIX SYSTEMS, INC.

List of Financial Statements and Financial Statement Schedule

The following consolidated financial statements of Citrix Systems, Inc. are included in Item 8:

The following consolidated financial statement schedule of Citrix Systems, Inc. is included in Item 15(a):

All other schedules for which provision is made in the applicable accounting regulation of the Securities and Exchange Commission are not required under the related instructions or are inapplicable and therefore have been omitted.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of Citrix Systems, Inc.

We have audited the accompanying consolidated balance sheets Citrix Systems, Inc. as of December 31, 2007 and 2006, and the related consolidated statements of income, stockholders' equity and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2007. Our audits also include the financial statement schedule listed in the Index at Item 15(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Citrix Systems, Inc. at December 31, 2007 and 2006, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth herein.

As discussed in Notes 2 and 6 to the consolidated financial statements, Citrix Systems, Inc. changed its method of accounting for stock-based compensation as of January 1, 2006 and its method of accounting for uncertain tax positions as of January 1, 2007.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Citrix Systems, Inc.'s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 25, 2008 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Certified Public Accountants

Fort Lauderdale, Florida
February 25, 2008

CITRIX SYSTEMS, INC.

CONSOLIDATED BALANCE SHEETS

	(In thousands, except par value) December 31,	
	2007	2006
Assets		
Current assets:		
Cash and cash equivalents	$ 223,749	$ 349,054
Short-term investments	356,085	152,652
Accounts receivable, net of allowances of $4,561 and $4,037 in 2007 and 2006, respectively	225,861	204,974
Inventories, net	9,629	6,619
Prepaid expenses and other current assets	75,995	45,646
Current portion of deferred tax assets, net	43,026	52,792
Total current assets	934,345	811,737
Restricted cash equivalents and investments	63,735	63,815
Long-term investments	218,676	241,675
Property and equipment, net	134,907	92,580
Goodwill, net	888,516	631,690
Other intangible assets, net	276,315	130,462
Long-term portion of deferred tax assets, net	—	41,594
Other assets	18,199	10,920
Total assets	$ 2,534,693	$ 2,024,473
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 55,586	$ 45,217
Accrued expenses	191,383	145,664
Income taxes payable	—	11,892
Current portion of deferred revenues	407,305	332,770
Total current liabilities	654,274	535,543
Long-term portion of deferred revenues	35,381	23,518
Other liabilities	6,713	1,123
Commitments and contingencies		
Stockholders' equity:		
Preferred stock at $.01 par value: 5,000 shares authorized, none issued and outstanding	—	—
Common stock at $.001 par value: 1,000,000 shares authorized; 252,201 and 238,156 shares issued at 2007 and 2006, respectively	252	238
Additional paid-in capital	2,038,010	1,655,530
Retained earnings	1,208,791	1,006,706
Accumulated other comprehensive income	5,751	4,180
	3,252,804	2,666,654
Less - common stock in treasury, at cost (64,841 and 59,465 shares in 2007 and 2006, respectively)	(1,414,479)	(1,202,365)
Total stockholders' equity	1,838,325	1,464,289
	$ 2,534,693	$ 2,024,473

See accompanying notes.

CITRIX SYSTEMS, INC.

CONSOLIDATED STATEMENTS OF INCOME

	Year Ended December 31,		
	2007	2006	2005
	(In thousands, except per share information)		
Revenues:			
Product licenses	$ 577,144	$ 488,487	$409,435
License updates	484,669	405,756	331,102
Online services	213,744	148,795	99,097
Technical services	116,385	91,281	69,088
Total net revenues	1,391,942	1,134,319	908,722
Cost of revenues:			
Cost of product license revenues	42,984	32,911	14,404
Cost of services revenues	65,027	46,585	26,929
Amortization of product related intangibles	29,596	19,202	16,766
Total cost of revenues	137,607	98,698	58,099
Gross margin	1,254,335	1,035,621	850,623
Operating expenses:			
Research and development	205,103	155,331	108,751
Sales, marketing and support	590,409	480,343	394,153
General and administrative	229,229	178,669	125,425
Amortization of other intangible assets	17,387	16,934	11,622
In-process research and development	9,800	1,000	7,000
Total operating expenses	1,051,928	832,277	646,951
Income from operations	202,407	203,344	203,672
Interest income	49,704	41,210	23,614
Interest expense	(737)	(927)	(2,426)
Other expense, net	(466)	(546)	(506)
Income before income taxes	250,908	243,081	224,354
Income taxes	36,425	60,084	58,745
Net income	$ 214,483	$ 182,997	$165,609
Earnings per share:			
Basic	$ 1.18	$ 1.01	$ 0.96
Diluted	$ 1.14	$ 0.97	$ 0.93
Weighted average shares outstanding:			
Basic	181,501	180,992	172,221
Diluted	187,380	187,725	177,771

See accompanying notes.

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CITRIX SYSTEMS, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME

(In thousands)

	Common Stock		Additional Paid In Capital
	Shares	Amount	
Balance at December 31, 2004	212,991	$213	$1,010,906
Exercise of stock options	6,231	6	94,194
Common stock issued under employee stock purchase plan	449	—	7,392
Common stock issued for acquisitions	6,817	7	154,260
Tax benefit from employer stock plans	—	—	35,045
Stock-based compensation expense	85	—	21,623
Stock repurchases	—	—	54,963
Cash paid in advance for stock repurchase contracts	—	—	(54,496)
Unrealized loss on forward contracts and interest rate swaps, net of reclassification adjustments and net of taxes	—	—	—
Charge for compensation expense on non-employee stock options	—	—	82
Unrealized loss on available-for-sale securities, net of tax	—	—	—
Net income	—	—	—
Total comprehensive income			
Balance at December 31, 2005	226,573	226	1,323,969
Shares issued under stock-based compensation plans	11,245	11	221,736
Stock-based compensation expense	—	—	60,713
Common stock issued under employee stock purchase plan	339	—	8,909
Common stock issued related to acquisitions	(1)	—	290
Tax benefit from employer stock plans	—	—	40,600
Write-off of deferred compensation	—	—	(21,417)
Stock repurchases	—	—	57,074
Cash paid in advance for stock repurchase contracts	—	—	(36,344)
Donated treasury shares	—	—	—
Unrealized gain on forward contracts net of reclassification adjustments and net of taxes	—	—	—
Unrealized gain on available-for-sale securities, net of tax	—	—	—
Net income	—	—	—
Total comprehensive income			
Balance at December 31, 2006	238,156	238*	1,655,530
Impact of adoption of FIN No. 48 on accumulated retained earnings on January 1, 2007	—	—	—
Shares issued under stock-based compensation plans	6,788	7	113,002
Stock-based compensation expense	—	—	64,666
Common stock issued under employee stock purchase plan	198	—	5,386
Tax benefit from employer stock plans	—	—	15,529
Common stock issued related to acquisitions	7,059	7	232,268
Stock repurchases	—	—	40,000
Tender offer	—	—	(515)
Cash paid in advance for stock repurchase contracts	—	—	(87,856)
Unrealized gain on forward contracts net of reclassification adjustments and net of taxes	—	—	—
Unrealized gain on available-for-sale securities, net of tax	—	—	—
Net income	—	—	—
Total comprehensive income			
Balance at December 31, 2007	252,201	$252	$2,038,010

* Amounts do not add due to rounding.
See accompanying notes.

Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Deferred Compensation	Common Stock in Treasury		Total Stockholders' Equity	Total Comprehensive Income
			Shares	Amount		
$ 658,100	$7,489	$(7,196)	(42,608)	$ (732,679)	$ 936,833	—
—	—	—	—	—	94,200	—
—	—	—	—	—	7,392	—
—	—	—	—	—	154,267	—
—	—	—	—	—	35,045	—
—	—	(14,220)	—	—	7,403	—
—	—	—	(7,357)	(174,817)	(119,854)	—
—	—	—	—	—	(54,496)	—
—	(11,485)	—	—	—	(11,485)	$(11,485)
—	—	—	—	—	82	—
—	(467)	—	—	—	(467)	(467)
165,609	—	—	—	—	165,609	165,609
						$153,657
823,709	(4,463)	(21,417)*	(49,965)	(907,496)	1,214,528*	—
—	—	—	—	—	221,747	—
—	—	—	—	—	60,713	—
—	—	—	—	—	8,909	—
—	—	—	—	—	290	—
—	—	—	—	—	40,600	—
—	—	21,417	—	—	—	—
—	—	—	(9,501)	(294,891)	(237,817)	—
—	—	—	—	—	(36,344)	—
—	—	—	1	22	22	—
—	8,406	—	—	—	8,406	$ 8,406
—	237	—	—	—	237	237
182,997	—	—	—	—	182,997	182,997
						$191,640
1,006,706	4,180	—	(59,465)	(1,202,365)	1,464,289*	—
(12,398)	—	—	—	—	(12,398)	—
—	—	—	—	—	113,009	—
—	—	—	—	—	64,666	—
—	—	—	—	—	5,386	—
—	—	—	—	—	15,529	—
—	—	—	—	—	232,275	—
—	—	—	(5,376)	(212,114)	(172,114)	—
—	—	—	—	—	(515)	—
—	—	—	—	—	(87,856)	—
—	1,521	—	—	—	1,521	$ 1,521
—	50	—	—	—	50	50
214,483	—	—	—	—	214,483	214,483
						$216,054
$1,208,791	$5,751	$ —	(64,841)	$(1,414,479)	$1,838,325	

CITRIX SYSTEMS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,		
	2007	2006	2005
	(In thousands)		
Operating activities			
Net income	$ 214,483	$ 182,997	$ 165,609
Adjustments to reconcile net income to net cash provided by operating activities:			
Amortization of intangible assets	46,983	36,136	28,388
Depreciation and amortization of property and equipment	38,214	27,447	21,970
Stock-based compensation expense	65,491	61,596	7,403
In-process research and development	9,800	1,000	7,000
Provision for doubtful accounts	2,578	1,978	146
Provision for product returns	3,517	4,608	5,954
Provision for inventory reserves	3,351	3,584	383
Deferred income tax benefit	(634)	(4,351)	(14,771)
Tax effect of stock-based compensation	15,529	40,600	35,045
Excess tax benefit from exercise of stock options	(17,753)	(51,915)	—
Other non-cash items	2,231	478	158
Total adjustments to reconcile net income to net cash provided by operating activities	169,307	121,161	91,676
Changes in operating assets and liabilities, net of effects of acquisitions:			
Accounts receivable	(22,805)	(68,271)	(28,424)
Inventories	(6,316)	(5,869)	(1,707)
Prepaid expenses and other current assets	(24,841)	(10,092)	2,482
Other assets	(7,166)	(2,868)	234
Deferred tax assets, net	62,892	11,617	5,541
Accounts payable	9,502	9,554	12,052
Accrued expenses	16,230	10,660	(5,333)
Income tax payable	(11,892)	10,562	(868)
Deferred revenues	86,815	69,599	54,864
Other liabilities	(62,091)	(334)	(2,983)
Total changes in operating assets and liabilities, net of effects of acquisitions	40,328	24,558	35,858
Net cash provided by operating activities	424,118	328,716	293,143
Investing activities			
Purchases of available for-sale investments	(639,414)	(709,565)	(183,245)
Proceeds from sales of available-for-sale investments	153,759	170,503	396,580
Proceeds from maturities of available-for-sale investments	305,278	215,318	141,652
Purchases of property and equipment	(85,919)	(52,051)	(26,377)
Cash paid for acquisitions, net of cash acquired	(148,055)	(61,462)	(168,347)
Cash paid for licensing agreements	(3,250)	—	—
Net cash (used in) provided by investing activities	(417,601)	(437,257)	160,263
Financing activities			
Proceeds from issuance of common stock	118,395	230,656	101,592
Excess tax benefit from exercise of stock options	17,753	51,915	—
Stock repurchases, net	(259,970)	(274,161)	(174,350)
Proceeds from term loan and revolving credit facility	—	—	175,000
Payments on debt	(8,000)	(34,850)	(144,000)
Cash paid for financing fees	—	—	(1,098)
Net cash used in financing activities	(131,822)	(26,440)	(42,856)
Change in cash and cash equivalents	(125,305)	(134,981)	410,550
Cash and cash equivalents at beginning of year	349,054	484,035	73,485
Cash and cash equivalents at end of year	$ 223,749	$ 349,054	$ 484,035
Supplemental Cash Flow Information			
Non-cash investing activity—(Decrease) increase in restricted cash equivalents and investments	$ (80)	$ 87	$ (85,323)
Non-cash financing activity—Fair value of stock issued in connection with acquisitions	$ 232,275	$ 290	$ 154,267
Cash paid for income taxes	$ 43,064	$ 2,330	$ 33,755
Cash paid for interest	$ 247	$ 432	$ 927

See accompanying notes.

1. ORGANIZATION

Citrix Systems, Inc. ("Citrix" or the "Company"), is a Delaware corporation founded on April 17, 1989. The Company designs, develops and markets technology solutions that allow applications to be delivered, supported, and shared on-demand with high performance, enhanced security, and improved total cost of ownership. The Company markets and licenses its products through multiple channels such as value-added resellers, channel distributors, system integrators, independent software vendors, its Websites and original equipment manufacturers.

Stock Option Investigation

On November 30, 2006, the Company's Audit Committee commenced a voluntary, independent investigation of the Company's historical stock option granting practices and related accounting during the period from January 1996 through December 2006. In addition to the grants management evaluated as part of the Audit Committee's investigation, it also evaluated all grants (consisting of two employee new hire grants) in December 1995, which was the month the Company completed its initial public offering, and all grants to non-employee directors. This voluntary investigation was not in response to any governmental investigation, stockholder lawsuit, whistleblower complaint or inquiries from media organizations. The Company's Annual Report on Form 10-K for the year ended December 31, 2006, which was filed on September 7, 2007, contains a description of the Audit Committee's investigation, management's related review, the conclusions of the Audit Committee and management and the restatement of the Company's consolidated balance sheet as of December 31, 2005 and the related consolidated statements of income, stockholders' equity and comprehensive income and cash flows for the years ended December 31, 2005 and 2004, and each of the quarters in the 2006 and 2005 fiscal years, to reflect additional stock-based compensation expense and related income tax effects for stock option awards granted since December 1995.

2. SIGNIFICANT ACCOUNTING POLICIES

Consolidation Policy

The consolidated financial statements of the Company include the accounts of its wholly-owned subsidiaries in the Americas, Europe, the Middle East and Africa ("EMEA"), Asia-Pacific and the Online Services division. All significant transactions and balances between the Company and its subsidiaries have been eliminated in consolidation.

Cash and Cash Equivalents

Cash and cash equivalents at December 31, 2007 and 2006 consist of marketable securities, which are primarily commercial paper, agency securities, money market funds, corporate securities and municipal securities with initial or remaining contractual maturities when purchased of three months or less. The Company minimizes its credit risk associated with cash and cash equivalents by investing primarily in investment grade, highly liquid instruments.

Restricted Cash Equivalents and Investments

Restricted cash equivalents and investments at December 31, 2007 and 2006 are primarily comprised of $62.8 million in investment securities and cash equivalents pledged as collateral for specified obligations under the Company's synthetic lease arrangement. The Company maintains the ability to manage the composition of the restricted cash equivalents and investments within certain limits and to withdraw and use excess investment earnings from the restricted collateral for operating purposes. For further information, see Note 10.

Investments

Short-term and long-term investments at December 31, 2007 and 2006 primarily consist of corporate securities, agency securities, municipal securities, commercial paper, and government securities. Investments classified as available-for-sale are stated at fair value with unrealized gains and losses, net of taxes, reported in accumulated other comprehensive income. Investments classified as held-to-maturity are stated at amortized cost. In accordance with Statement of Financial Accounting Standards ("SFAS") No. 95, *Statement of Cash Flows,* the Company classifies available-for-sale securities, including its investments in auction rate securities that are available to meet the Company's current operational needs, as short-term. The Company does not recognize changes in the fair value of its investments in income unless a decline in value is considered other-than-temporary in accordance with the Financial Accounting Standards Board (the "FASB") Staff Position 115-1, *The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments.*

The Company minimizes its credit risk associated with investments by investing primarily in investment grade, highly liquid securities. The Company's policy is designed to limit exposure to any one issuer depending on credit quality. Periodic evaluations of the relative credit standing of those issuers are considered in the Company's investment strategy. The Company uses information provided by third parties to adjust the carrying value of certain of its investments and derivative instruments to fair value at the end of each period. Fair values are based on valuation models that use market quotes and, for certain investments, assumptions as to the creditworthiness of the entities issuing those underlying instruments.

Accounts Receivable

The Company's accounts receivable are due primarily from value-added resellers, distributors and end customers. Collateral is not required. Product returns are provided for in the consolidated financial statements and have historically been within management's expectations. The Company also maintains allowances for doubtful accounts for estimated losses resulting from the inability of the Company's customers to make payments. The Company periodically reviews these estimated allowances, including an analysis of the customers' payment history and creditworthiness. The allowance for doubtful accounts was $2.9 million and $2.4 million as of December 31, 2007 and 2006, respectively. If the financial condition of a significant distributor or customer were to deteriorate, the Company's operating results could be adversely affected. No distributor or end-customer accounted for more than 10% of gross accounts receivable at December 31, 2007 or 2006.

Inventory

Inventories are stated at the lower of cost or market on a first-in, first out basis and primarily consist of finished goods. As of December 31, 2007 and 2006, the provision to reduce obsolete or excess inventories to market was $8.5 million and $5.2 million, respectively.

Property and Equipment

Property and equipment is stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which is generally three years for computer equipment, software, office equipment and furniture, the lesser of the lease term or five years for leasehold improvements, which is the estimated useful life, seven years for the Company's enterprise resource planning system and 40 years for buildings. Depreciation expense was $38.2 million, $27.4 million and $22.0 million for 2007, 2006 and 2005, respectively.

During 2007 and 2006, the Company retired $6.8 million and $3.3 million, respectively, in property and equipment that were no longer in use. At the time of retirement, the remaining net book value of these assets was immaterial and no asset retirement obligations were associated with them.

Property and equipment consist of the following:

	December 31,	
	2007	2006
	(In thousands)	
Buildings	$ 17,781	$ 17,781
Computer equipment	116,632	86,001
Software	90,105	68,185
Equipment and furniture	27,224	21,453
Leasehold improvements	64,188	46,532
Land	9,062	9,062
	324,992	249,014
Less accumulated depreciation and amortization	(190,085)	(156,434)
	$ 134,907	$ 92,580

Long-Lived Assets

The Company reviews for impairment of long-lived assets and certain identifiable intangible assets to be held and used whenever events or changes in circumstances indicate that the carrying amount of such assets may not be fully recoverable. Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. Measurement of an impairment loss is based on the fair value of the asset compared to its carrying value. Long-lived assets and certain identifiable intangible assets to be disposed of are reported at the lower of carrying amount or fair value less costs to sell. During 2007, 2006 and 2005, the Company did not recognize any impairment charges associated with its long-lived or intangible assets.

Goodwill

The Company accounts for goodwill in accordance with SFAS No. 142, *Goodwill and Other Intangible Assets*. SFAS No. 142, requires that goodwill and certain intangible assets are not amortized, but are subject to an annual impairment test. At December 31, 2007 and 2006, the Company had $888.5 million and $631.7 million of goodwill, respectively. There was no impairment of goodwill as a result of the annual impairment tests completed during the fourth quarters of 2007 and 2006. Excluding goodwill, the Company has no intangible assets deemed to have indefinite lives. Substantially all of the Company's goodwill at December 31, 2007 and December 31, 2006 was associated with the Americas and Online Services reportable segments. See Note 3 for acquisitions and Note 12 for segment information.

Intangible Assets

The Company has intangible assets with finite lives that are recorded at cost, less accumulated amortization. Amortization is recognized on a straight-line basis over the estimated useful lives of the respective assets, generally three to seven years, except for patents, which are amortized over the lesser of their remaining life or ten years. In accordance with SFAS No. 86, *Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed,* the Company records acquired core and product technology at net realizable value and reviews this technology for impairment on a periodic basis by comparing the estimated net realizable value to the unamortized cost of the technology. There has been no impairment of these assets for any of the periods presented.

Intangible assets consist of the following (in thousands):

	December 31, 2007		
	Gross Carrying Amount	Accumulated Amortization	Weighted Average Life
Core and product technologies	$ 260,937	$ 83,633	6.06 years
Other	154,724	55,713	6.19 years
Total	$ 415,661	$ 139,346	6.11 years

	December 31, 2006		
	Gross Carrying Amount	Accumulated Amortization	Weighted Average Life
Core and product technologies	$ 137,071	$ 55,301	5.58 years
Other	85,754	37,062	5.29 years
Total	$ 222,825	$ 92,363	5.47 years

Other intangible assets consist primarily of customer relationships, trade names, covenants not to compete and patents. Amortization of product related intangible assets includes amortization of core and product technologies and patents and is reported as a cost of revenues in the accompanying consolidated statements of income. Amortization of other intangible assets includes amortization of customer relationships, trade names and covenants not to compete and is reported as an operating expense in the accompanying consolidated statements of income.

Estimated future annual amortization expense is as follows (in thousands):

Year ending December 31,	
2008	$ 62,335
2009	55,143
2010	48,771
2011	38,061
2012	22,844

During 2006, the Company retired approximately $56.8 million of fully amortized intangible assets that were no longer in use from its books.

Software Development Costs

SFAS No. 86, *Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed,* requires certain software development costs to be capitalized upon the establishment of technological feasibility. The establishment of technological feasibility and the ongoing assessment of the recoverability of these costs requires considerable judgment by feasibility and the ongoing assessment of the recoverability of these costs requires considerable judgment by management with respect to certain external factors such as anticipated future revenue, estimated economic life, and changes in software and hardware technologies. Software development costs incurred subsequent to achieving technological feasibility have not been significant and substantially all software development costs have been expensed as incurred.

The Company accounts for software developed for internal use pursuant to the American Institute of Certified Public Accountants Statement of Position ("SOP") No. 98-1, *Accounting for the Costs of Computer Software Developed or Obtained for Internal Use.* Pursuant to SOP No. 98-1, the Company capitalizes external direct costs of materials and services used in the project and internal costs such as payroll and benefits of those employees directly associated with the development of internal use software and software developed related to its online service offerings. The amount of costs capitalized in 2007 and 2006 relating to internal use software was $26.3 million and $18.7 million, respectively. These costs are being amortized over the estimated useful life of the software, which is generally three to seven years, and are included in property and equipment in the accompanying consolidated balance sheets.

Revenue Recognition

The Company markets and licenses products primarily through multiple channels such as value-added resellers, channel distributors, system integrators, independent software vendors, its Websites and original equipment manufacturers. The Company's product licenses are generally perpetual. The Company also separately sells license updates and services, which may include product training, technical support and consulting services, as well as online services.

The Company's software products are purchased by medium and small-sized businesses, with a minimal number of locations, and larger business enterprises with more complex multiserver environments that deploy the Company's software products on a departmental or enterprise-wide basis. Products may be delivered indirectly by channel distributors or original equipment manufacturers or directly to the end-user by the Company via packaged product or download from the Company's Website. The Company's appliance products are integrated with software that is essential to the functionality of the equipment. The Company provides license updates for appliances, which include unspecified software upgrades and enhancements through its maintenance contracts. Accordingly, for these appliances, the Company accounts for revenue in accordance with SOP No. 97-2, "*Software Revenue Recognition, (as amended by SOP 98-4 and SOP 98-9)*" and all related interpretations, as described in detail below. The Company's online services are purchased by small and medium sized businesses, as well as individuals and are centrally hosted on the Company's Websites.

Revenue is recognized when it is earned. The Company's software revenue recognition policies are in compliance with SOP 97-2 and related amendments and interpretations. In addition, the Company's online services are considered service arrangements in accordance with EITF Issue No. 00-3, *Application of AICPA Statement of Position 97-2, Software Revenue Recognition, to Arrangements That Include the Right to Use Software Stored on Another Entity's Hardware.* In addition, because we provide our applications as a service, we follow the provisions of Securities and Exchange Commission Staff Accounting Bulletin ("SAB") No. 104, *Revenue Recognition.*

The Company recognizes revenue when all of the following criteria are met: persuasive evidence of the arrangement exists; delivery has occurred and the Company has no remaining obligations; the fee is fixed or determinable; and collectability is probable. The Company defines these four criteria as follows:

- Persuasive evidence of the arrangement exists. The Company recognizes revenue on packaged products and appliances upon shipment to distributors and resellers. For packaged product and appliance sales, it is the Company's customary practice to require a purchase order from distributors and resellers who have previously negotiated a master packaged product distribution or resale agreement. For electronic and paper license arrangements, the Company typically requires a purchase order from the distributor, reseller or end-user (depending on the arrangement) and an executed product license agreement from the end-user. For technical support, product training and consulting services, the Company requires a purchase order and an executed agreement. For online services, the Company requires the customer or the reseller to electronically accept the terms of an online services agreement or execute a contract.

- Delivery has occurred and the Company has no remaining obligations. For product license and appliance sales, the Company's standard delivery method is free-on-board shipping point. Consequently, it considers delivery of packaged products and appliances to have occurred when the products are shipped pursuant to an agreement and purchase order. The Company considers delivery of licenses under electronic licensing agreements to have occurred when the related products are shipped and the end-user has been electronically provided the software activation keys that allow the end-user to take immediate possession of the product. For online services, delivery begins when the login id and password have been provided to the customer. For product training and consulting services, the Company fulfills its obligation when the services are performed. For license updates, technical support and online services, the Company assumes that its obligation is satisfied ratably over the respective terms of the agreements, which are typically 12 to 24 months.
- The fee is fixed or determinable. In the normal course of business, the Company does not provide customers the right to a refund of any portion of their license fees or extended payment terms. The Company sells license updates and services, which includes technical support, product training and consulting services separately and it determines vendor specific objective evidence ("VSOE") of fair value by the price charged for each of these items when sold separately or based on applicable renewal rates. For online services, the fee is considered fixed or determinable if it is not subject to refund or adjustment.
- Collectability is probable. The Company determines collectability on a customer-by-customer basis and generally does not require collateral. The Company typically sells product licenses and license updates to distributors or resellers for whom there are histories of successful collection. New customers are subject to a credit review process that evaluates their financial position and ultimately their ability to pay. Customers are also subject to an ongoing credit review process. If the Company determines from the outset of an arrangement that collectability is not probable, revenue recognition is deferred until customer payment is received and the other parameters of revenue recognition described above have been achieved. Management's judgment is required in assessing the probability of collection, which is generally based on evaluation of customer specific information, historical experience and economic market conditions.

Net revenues include the following categories: Product Licenses, License Updates, Online Services and Technical Services. Product Licenses primarily represent fees related to the licensing of the Company's software and appliance products. These revenues are reflected net of sales allowances, cooperative advertising agreements and provisions for stock balancing return rights. License Updates consist of fees related to the Subscription Advantage program that are recognized ratably over the term of the contract, which is typically 12-24 months. Subscription Advantage is a renewable program that provides subscribers with immediate access to software upgrades, enhancements and maintenance releases when and if they become available during the term of the contract. Online Services revenues consist primarily of fees related to online service agreements and are recognized ratably over the contract term. Technical Services revenues are comprised of fees from technical support services which are recognized ratably over the contract term as well as revenues from product training and certification, and consulting services revenue related to implementation of the Company's products, which is recognized as the services are provided.

The Company licenses most of its software products bundled with a one year contract for license updates that provide the end-user with free enhancements and upgrades to the licensed product on a when and if available basis. Customers may also elect to purchase subscriptions for license updates, when not bundled with the initial product release or purchase. Technical support, product training or consulting services may be purchased separately by the customer. Online services are sold separately. The Company allocates revenue to license updates and any other undelivered elements of the arrangement based on VSOE of fair value of each element and such amounts are deferred until the applicable delivery criteria and other revenue recognition criteria described above have been met. The balance of the revenue, net of any discounts inherent in the arrangement, is recognized at the outset of the arrangement using the residual method as the product licenses are delivered. If management cannot objectively determine the fair value of each undelivered element based on the VSOE of fair value, revenue recognition is deferred until all elements are delivered, all services have been performed, or until fair value can be objectively determined.

In the normal course of business, the Company is not obligated to accept product returns from its distributors under any other conditions, unless the product item is defective in manufacture, but it does provide most of its distributors with stock balancing and price protection rights. Stock balancing rights permit distributors to return products to the Company up to the forty-fifth day of the fiscal quarter, subject to ordering an equal dollar amount of its other products prior to the last day of the same fiscal quarter. Price protection rights require that the Company grants retroactive price adjustments for inventories of its products held by distributors or resellers if it lowers its prices for such products. Product items returned to the Company under the stock balancing program must be in new, unused and unopened condition. The Company establishes provisions for estimated returns for stock balancing and price protection rights, as well as other sales allowances, concurrently with the recognition of revenue. The provisions are established based upon consideration of a variety of factors, including, among other things, recent and historical return rates for both, specific products and distributors, estimated distributor inventory levels by product, the impact of any new product releases and projected economic conditions. Actual product returns for stock balancing and price protection provisions incurred are, however, dependent upon future events, including the amount of stock balancing activity by distributors and the level of distributor inventories at the time of any price adjustments. The Company continually monitors the factors that influence the pricing of its products and distributor inventory levels and makes adjustments to these provisions when it believes actual returns and other allowances could differ from established reserves. The Company's ability to recognize revenue upon shipment to distributors is predicated on its ability to reliably estimate future stock balancing returns. If actual experience or changes in market condition impairs the Company's ability to estimate returns, it would be required to defer the recognition of revenue until the delivery of the product to the end-user. Allowances for estimated product returns amounted to approximately $1.7 million at both December 31, 2007 and December 31, 2006. The Company has not reduced and has no current plans to reduce its prices for inventory currently held by distributors. Accordingly, there were no reserves required for price protection at December 31, 2007 and 2006. The Company also records estimated reductions to revenue for customer programs and incentive offerings including volume-based incentives. If market conditions were to decline, the Company could take actions to increase its customer incentive offerings, which could result in an incremental reduction to revenue at the time the incentive is offered.

Product Concentration

The Company derives a substantial portion of its revenues from its XenApp product (formerly its Presentation Server product) and anticipates that this product and future derivative products and product lines based upon this technology will continue to constitute a majority of its revenue. The Company could experience declines in demand for products, whether as a result of general economic conditions, new competitive product releases, price competition, lack of success of its strategic partners, technological change or other factors.

Cost of Revenues

Cost of product license revenues consists primarily of hardware, product media and duplication, manuals, packaging materials, shipping expense, server capacity costs and royalties. In addition, the Company is a party to licensing agreements with various entities, which give the Company the right to use certain software code in its products or in the development of future products in exchange for the payment of fixed fees or amounts based upon the sales of the related product. The licensing agreements generally have terms ranging from one to five years, and generally include renewal options. However, some agreements may be perpetual unless expressly terminated. Royalties and other costs related to these agreements are included in cost of revenues. Cost of services revenue consists primarily of compensation and other personnel-related costs of providing technical support and consulting, as well as the Company's online services. Also included in cost of revenues is amortization of product related intangible assets which includes acquired core and product technology and associated patents.

Foreign Currency

The functional currency of each of the Company's wholly-owned foreign subsidiaries is the U.S. dollar. Monetary assets and liabilities of the subsidiaries are remeasured into U.S. dollars at year-end exchange rates, and revenues and expenses are remeasured at average rates prevailing during the year. Remeasurement and foreign currency transaction gains (losses) of approximately $0.6 million, $(0.2) million and $(0.4) million for the years ended December 31, 2007, 2006, and 2005, respectively, are included in other expense, net, in the accompanying consolidated statements of income.

Derivatives and Hedging Activities

In accordance with SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities,* and its related interpretations and amendments, the Company records derivatives as either assets or liabilities on the balance sheet and measures those instruments at fair value. For derivatives that are designated as and qualify as effective cash flow hedges, the portion of gain or loss on the derivative instrument effective at offsetting changes in the hedged item is reported as a component of accumulated other comprehensive income (loss) and reclassified into earnings as operating expense, net when the hedged transaction affects earnings. For derivative instruments that are designated as and qualify as effective fair value hedges, the gain or loss on the derivative instrument as well as the offsetting gain or loss on the hedged item attributable to the hedged risk is recognized in current earnings as interest income (expense) during the period of the change in fair values. Derivatives not designated as hedging instruments are adjusted to fair value through earnings as other expense, net, in the period the changes in fair value occur. The application of the provisions of SFAS No. 133 could impact the volatility of earnings.

The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking various hedge transactions. This process includes attributing all derivatives that are designated as cash flow hedges to floating rate assets or liabilities or forecasted transactions and attributing all derivatives that are designated as fair value hedges to fixed rate assets or liabilities. The Company also formally assesses, both at the inception of the hedge and on an ongoing basis, whether each derivative is highly effective in offsetting changes in cash flows or fair value of the hedged item. Fluctuations in the value of the derivative instruments are generally offset by changes in the hedged item; however, if it is determined that a derivative is not highly effective as a hedge or if a derivative ceases to be a highly effective hedge, the Company will discontinue hedge accounting prospectively for the affected derivative.

Advertising Costs

The Company expenses advertising costs as incurred. The Company has advertising agreements with, and purchases advertising from, online media providers to advertise its online services products. The Company also has cooperative advertising agreements with certain distributors and resellers whereby the Company will reimburse distributors and resellers for qualified advertising of Citrix products. Reimbursement is made once the distributor, reseller or provider provides substantiation of Company estimates the impact of these expenses and recognizes them at the time of product sales as a reduction of net revenue or as a component of sales, marketing and support expenses in the accompanying consolidated statements of income. The total costs the Company recognized related to advertising was approximately $64.0 million, $54.2 million and $38.8 million, during the years ended December 31, 2007, 2006 and 2005, respectively.

Income Taxes

On January 1, 2007, the Company adopted the provisions of FASB Interpretation ("FIN") No. 48, *Accounting for Uncertainty in Income Taxes.* As a result of the implementation of FIN No. 48, the Company recognized approximately a $12.4 million increase in the liability for unrecognized tax benefits, which was accounted for as a reduction to the January 1, 2007 balance of retained earnings.

The Company and one or more of its subsidiaries is subject to United States, ("U.S.") federal income taxes in the U.S., as well as income taxes of multiple state and foreign jurisdictions. With few exceptions, the Company is no longer subject to U.S. federal, state and local, or non- U.S. income tax examinations by tax authorities for years prior to 2004. The Internal Revenue Service commenced an examination of the Company's U.S. federal income tax returns for 2004 and 2005 in the third quarter of 2006.

The Company is required to estimate its income taxes in each of the jurisdictions in which it operates as part of the process of preparing its consolidated financial statements. SFAS No. 109, *Accounting for Income Taxes,* requires a valuation allowance to reduce the deferred tax assets reported if, based on the weight of the evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The Company reviews deferred tax assets periodically for recoverability and makes estimates and judgments regarding the expected geographic sources of taxable income, gains from investments, as well as tax planning strategies in assessing the need for a valuation allowance.

In the ordinary course of global business, there are transactions for which the ultimate tax outcome is uncertain, thus judgment is required in determining the worldwide provision for income taxes. The Company provides for income taxes on transactions based on its estimate of the probable liability. The Company adjusts its provision as appropriate for changes that impact its underlying judgments. Changes that impact provision estimates include such items as jurisdictional interpretations on tax filing positions based on the results of tax audits and general tax authority rulings. Due to the evolving nature of tax rules combined with the large number of jurisdictions in which the Company operates, it is possible that its estimates of its tax liability and the realizability of its deferred tax assets could change in the future, which may result in additional tax liabilities and adversely affect the Company's results of operations, financial condition and cash flows.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Significant estimates made by management include the provision for doubtful accounts receivable, the provision to reduce obsolete or excess inventory to market, the provision for estimated returns for stock balancing and price protection rights, as well as sales allowances, the assumptions used in the valuation of stock-based awards, the valuation of the Company's goodwill, net realizable value of core and product technology, the provision for vacant facility costs, the provision for income taxes and the amortization and depreciation periods for intangible and long-lived assets. While the Company believes that such estimates are fair when considered in conjunction with the consolidated financial position and results of operations taken as a whole, the actual amounts of such estimates, when known, will vary from these estimates.

Accounting for Stock-Based Compensation

The Company has various stock-based compensation plans for its employees and outside directors. Effective January 1, 2006, the Company adopted the fair value recognition provisions of SFAS No. 123R, *Share-Based Payment*, and related interpretations using the modified-prospective transition method. Under that method, compensation cost recognized in 2006 includes (a) compensation cost for all stock-based awards granted prior to, but not yet vested as of January 1, 2006 based on the grant date fair value estimated in accordance with the original provisions of SFAS No. 123 and (b) compensation cost for all stock-based awards granted on or subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS No. 123R. Results for prior periods have not been restated due to the adoption of SFAS No. 123R. Prior to January 1, 2006, the Company accounted for its stock-based compensation plans under the recognition and measurement provisions of Accounting Principles Board ("APB") Opinion No. 25, *Accounting for Stock Issued to Employees*, and related interpretations, as permitted by SFAS No. 123, *Accounting for Stock-Based Compensation*. The Company did not recognize compensation cost related to stock options granted to its employees and non-employee directors that had an exercise price equal to or above the market value of the underlying common stock on the date of grant in its consolidated statements of income prior to January 1, 2006. See Note 6 for further information regarding the Company's stock-based compensation plans.

Earnings per Share

Basic earnings per share is calculated by dividing income available to stockholders by the weighted-average number of common shares outstanding during each period. Diluted earnings per share is computed using the weighted average number of common and dilutive common share equivalents outstanding during the period. Dilutive common share equivalents consist of shares issuable upon the exercise of certain stock options (calculated using the treasury stock method). Certain shares under the Company's stock-based compensation programs were excluded from the computation of diluted earnings per share due to their anti-dilutive effect for the respective periods in which they were outstanding. The reconciliation of the numerator and denominator of the earnings per share calculation is presented in Note 14.

Reclassifications

Certain reclassifications of the prior years' financial statements have been made to conform to the current year's presentation.

3. ACQUISITIONS

2007 Acquisitions

Ardence Delaware Inc.

On January 5, 2007, the Company acquired all of the issued and outstanding capital stock of Ardence Delaware Inc. (the "Ardence Acquisition" or "Ardence"), a leading provider of solutions that allow information technology administrators to set up and configure PCs, servers, and Web servers in real time from a centrally managed source. The Ardence Acquisition strengthens the Company's application delivery capabilities with more robust streaming and provisioning technologies and increased security and reliability. The total consideration for the Ardence Acquisition was $51.7 million comprised of cash paid of $50.3 million and acquisition related costs of approximately $1.4 million. As part of the Ardence Acquisition, the Company assumed approximately 0.1 million non-vested stock-based awards and approximately 0.1 million stock options upon the closing of the transaction. The sources of funds for consideration paid in the transaction consisted of available cash and investments.

XenSource, Inc

In October 19, 2007, the Company completed its acquisition of all of the issued and outstanding capital stock of XenSource, Inc. (the "XenSource Acquisition" or "XenSource"), a privately held leader in enterprise-grade virtual infrastructure solutions. The acquisition positions the Company in adjacent server and desktop virtualization markets that will allow it to extend its leadership in the broader Application Delivery Infrastructure market by adding key enabling technologies that make the end-to-end computing environment more flexible, dynamic and responsive to business change. The total consideration for the XenSource Acquisition was approximately, $328.5 million, comprised of approximately 7.1 million shares of the Company's common stock valued at $232.3 million, $92.5 million in cash and approximately $3.7 million in direct transaction costs. In addition, in connection with the XenSource Acquisition the Company issued approximately 1.3 million unvested shares of its common stock and assumed approximately 3.3 million stock options each of which will be exercisable for the right to receive one share of the Company's common stock upon vesting. The sources of funds for cash consideration paid in the transaction consisted of available cash and investments. For more information regarding the XenSource Acquisition see Note 16.

Revenues from products acquired in the Ardence Acquisition and the XenSource Acquisition (collectively, the 2007 Acquisitions are primarily included in the Company's Product License revenue. The 2007 Acquisitions results of operations have been included in the Company's consolidated results of operations beginning after the date of the respective acquisitions.

Purchase Accounting for the 2007 Acquisitions

Under the purchase method of accounting, the purchase prices for the 2007 Acquisitions were allocated to the acquired companies' net tangible and intangible assets based on their estimated fair values as of the date of the completion of the acquisitions. The allocation of the total purchase prices are summarized below (in thousands):

	Ardence		XenSource	
	Purchase Price Allocation	Asset Life	Purchase Price Allocation	Asset Life
Current assets	$ 6,326		$ 19,177	
Property and equipment	917	Various	1,224	Various
In-process research and development	1,200		8,600	
Other assets	—		112	
Intangible assets	22,160	1-7 years	146,440	2-8 years
Goodwill	43,187	Indefinite	214,299	Indefinite
Assets acquired	73,790		389,852	
Current liabilities assumed	(10,851)		(4,179)	
Long-term liabilities assumed	(2,673)		—	
Deferred tax liabilities, non-current	(8,577)		(57,214)	
Net assets acquired, including direct transaction costs	$ 51,689		$ 328,459	

Current assets acquired in connection with the 2007 Acquisitions consisted mainly of accounts receivable. Current liabilities acquired in the acquisition of Ardence consisted primarily of short-term debt, other accrued expenses and long-term liabilities consisted primarily of facilities related costs. Approximately $184.5 million, $62.0 million and $11.0 million of goodwill related to the 2007 Acquisitions was assigned to the Company's Americas, EMEA and Asia-Pacific segments, respectively and is not deductible for tax purposes. See Note 12 for segment information.

Identifiable intangible assets purchased in the 2007 Acquisitions, in thousands, and their weighted average lives are as follows:

	Ardence	Weighted Average Life	XenSource	Weighted Average Life
Covenants not to compete	$ —	—	$ 3,160	2.0 years
Trade names	60	1.0 years	15,900	7.0 years
Customer relationships	4,800	6.4 years	32,380	8.0 years
Core and product technologies	17,300	5.3 years	95,000	7.0 years
Total	$22,160		$146,440	

2007 Acquisitions Pro Forma Financial Results

The results of operations of the 2007 Acquisitions were included in the Company's results of operations beginning after their respective acquisition dates. The following unaudited pro forma information combines the consolidated results of operations of Citrix and the companies that it acquired in 2007 as if the acquisitions had occurred at the beginning of fiscal year 2006 (in thousands, except per share data):

	December 31, 2007	December 31, 2006
Revenues	$1,394,461	$1,149,845
Income from operations	126,142	102,806
Net income	164,232	115,164
Per share—basic	0.88	0.61
Per share—diluted	0.84	0.59

2006 Acquisitions

During 2006, the Company acquired all of the issued and outstanding capital stock of two privately held companies, Reflectent Software, Inc., a provider of solutions to monitor the real-time performance of client-server, Web and desktop applications from an end-user perspective, and Orbital Data Corporation, a provider of solutions that optimize the delivery of applications over wide area networks (the "2006 Acquisitions"). The 2006 Acquisitions strengthen the Company's Citrix Delivery Center products which are designed to offer comprehensive solutions across all dimensions of application delivery. The total consideration for the 2006 Acquisitions was $68.0 million comprised of cash paid of $65.1 million and other costs related primarily to estimated direct transaction costs of $2.9 million, including approximately $0.3 million related to stock-based awards that were granted and vested upon consummation of the acquisitions. As part of the 2006 Acquisitions, the Company assumed approximately 0.4 million non-vested stock-based awards upon the closing of the transaction. Revenues from the acquired products are primarily included in the Company's Product License revenue and Technical Services revenue. The sources of funds for consideration paid in these transactions consisted of available cash and investments. In connection with the 2006 Acquisitions, the Company allocated

$43.7 million to goodwill, $17.3 million to core and product technology and $3.6 million to other intangible assets. The Company assigned all of the goodwill to its Americas segment.

2005 Acquisitions

During 2005, the Company acquired all of the issued and outstanding capital stock of two privately held companies, NetScaler, Inc. and Teros, Inc. (the "2005 Acquisitions") for a total of $172.8 million in cash, 6.6 million shares of the Company's common stock valued at $154.8 million and estimated direct transaction costs of $6.2 million. The Company also assumed $20.6 million in non-vested stock-based compensation upon the closing of the NetScaler transaction that was accounted for in accordance with FASB Interpretation No. 44, *Accounting for Certain Transactions Involving Stock Compensation (an Interpretation of APB Opinion No. 25)* and was recorded as deferred compensation in the accompanying 2005 consolidated balance sheet. The assumed awards had an excess of fair value over intrinsic value of $0.5 million, which is reflected in the total consideration for the transaction. In addition, in 2006, the Company received an immaterial number of shares related to non-tendering payees of the 2005 Acquisitions. The 2005 Acquisitions further extend the Company's Citrix Delivery Center products, which are designed to offer comprehensive solutions across all dimensions of application delivery. Revenues from the acquired products are primarily included in the Company's Product License revenue and Technical Services revenue in the accompanying consolidated statements of income. In connection with the 2005 Acquisitions, the Company allocated $230.0 million to goodwill, $40.2 million to core technology and $35.8 million to other intangible assets. The Company assigned all of the goodwill to its Americas segment.

In-process Research and Development

The fair values used in determining the purchase price allocation for certain intangible assets for the Company's acquisitions were based on estimated discounted future cash flows, royalty rates and historical data, among other information. Purchased in-process research and development ("IPR&D") of $9.8 million, $1.0 million and $7.0 million was expensed immediately upon the closing of the 2007 Acquisitions, 2006 Acquisitions and 2005 Acquisitions, respectively, in accordance with FASB Interpretation No. 4, *Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method,* due to the fact that it pertained to technology that was not currently technologically feasible, meaning it had not reached the working model stage, did not contain all of the major functions planned for the product, was not ready for initial customer testing and had no alternative future use. The fair value assigned to IPR&D was determined using the income approach, which includes estimating the revenue and expenses associated with a project's sales cycle and by estimating the amount of after-tax cash flows attributable to the projects. The future cash flows were discounted to present value utilizing an appropriate risk-adjusted rate of return, which ranged from 19% to 36%. The rate of return included a factor that takes into account the uncertainty surrounding the successful development of the IPR&D.

4. CASH AND INVESTMENTS

Cash and cash equivalents and investments consist of the following:

	December 31, 2007	December 31, 2006
	(In thousands)	
Cash and cash equivalents:		
Cash	$160,592	$ 28,761
Commercial paper	48,294	145,238
Agency securities	25,690	19,586
Money market funds	25,522	166,097
Corporate securities	1,424	2,769
Municipal securities	—	2,854
Total	$261,522	$365,305
Reported as:		
Cash and cash equivalents	$223,749	$349,054
Restricted cash equivalents and investments	$ 37,773	$ 16,251
Short-term investments:		
Corporate securities	$198,419	$100,197
Municipal securities	83,027	11,150
Agency securities	53,334	55,709
Commercial paper	37,729	28,785
Total	$372,509	$195,841
Reported as:		
Short-term investments	$356,085	$152,652
Restricted cash equivalents and investments	$ 16,424	$ 43,189
Long-term investments:		
Corporate securities	$119,636	$159,879
Agency securities	88,203	76,774
Municipal securities	11,444	1,375
Government securities[1]	6,422	6,191
Other	2,509	1,831
Total	$228,214	$246,050
Reported as:		
Long-term investments	$218,676	$241,675
Restricted cash equivalents and investments	$ 9,538	$ 4,375

(1) Includes investments issued by the United States government.

The Company's investments are classified as available-for-sale and are recorded at fair value. Gross realized gains and losses on sales of securities during 2007, 2006 and 2005 were not material. At December 31, 2007, the average original contractual maturity of the Company's short-term available-for-sale investments was approximately 15 months. The Company's long-term available-for-sale investments at December 31, 2007 included $218.7 million of investments with original contractual maturities ranging from one to 37 years. The average remaining maturities of the Company's short-term and long-term available-for-sale investments, including restricted investments, at December 31, 2007 were approximately five months and 13 years, respectively. In addition, included in short-term available-for-sale investments were auction rate securities of $57.6 million that generally reset every 28 days. The Company also owns $2.5 million in equity investments not due at a single maturity date classified as long-term investments at December 31, 2007.

The Company had an investment in an instrument with an aggregate face value of $32.0 million that includes structured credit risk features related to certain referenced entities. Under the terms of this debt instrument, the Company assumed the default risk, above a certain threshold, of a portfolio of specific referenced issuers in exchange for a fixed yield that is added to the London Interbank Offered Rate ("LIBOR")-based yield on the debt instrument. In the event of default by any of the underlying referenced issuers above specified amounts, the Company would pay the counterparty an amount equivalent to its loss, not to exceed the face value of the instrument. The primary risk associated with this instrument is the default risk of the underlying issuers. The credit rating of this instrument was equivalent to the likelihood of an event of default under a "AA" rated individual security. The purpose of this instrument was to provide additional yield on certain of the Company's available-for-sale investments. The instrument matured in February 2008. There were no credit events for the underlying referenced entities resulting in losses to the Company. The Company separately accounted for changes in the fair value of the investment and as of December 31, 2007 and 2006 there was no material change in fair value.

The change in net unrealized securities gains (losses) recognized in other comprehensive income includes unrealized gains (losses) that arose from changes in market value of specifically identified securities that were held during the period and gains (losses) that were previously unrealized, but have been recognized in current period net income due to sales or maturities of available-for-sale securities. This reclassification has no effect on total comprehensive income or stockholders' equity and was immaterial for all periods presented. The unrealized gain (loss) associated with each individual category of cash and investments was not significant for either of the periods presented.

In February 2008, the Company held approximately $45.5 million in triple-A rated municipal auction rate securities whose underlying assets are generally student loans which are substantially backed by the federal government. The market for municipal auction rate securities in our portfolio began experiencing auction failures on February 13, 2008. For the securities that experienced a failure the issuer will pay interest at a failure rate on the regular auction date , which is every 28 days for the investments in our portfolio. The securities will not be liquid until the auctions are successful or the issuers are able to refinance, call and/or restructure their obligations to a different interest rate mode. In the event the Company needs to access the funds related to the affected securities, it may not be able to do so without a potential loss of principal unless future auctions on these securities are successful. If the issuers are unable to successfully close future auctions or refinance their obligations and their credit ratings deteriorate, the Company may be required to adjust the carrying value of these securities and recognize an impairment charge for an other-than-temporary decline in the fair values. Based on the Company's available cash and other investments, it does not currently anticipate that the lack of liquidity caused by the failed auctions of these securities will have a material adverse effect on its operating cash flows or financial position.

5. ACCRUED EXPENSES

Accrued expenses consist of the following:

	December 31,	
	2007	2006
	(In thousands)	
Accrued compensation and employee benefits	$ 62,944	$ 47,425
Accrued taxes	62,003	44,102
Other	66,436	54,137
	$191,383	$145,664

6. EMPLOYEE STOCK-BASED COMPENSATION AND BENEFIT PLANS

Plans

The Company's stock-based compensation program is a broad based, long-term retention program that is intended to attract and reward talented employees and align stockholder and employee interests. As of December 31, 2007, the Company had two stock-based compensation plans under which it was granting stock options, shares of non-vested stock and non-vested stock units. The Company is currently granting stock-based awards from its 2005 Equity Incentive Plan (as amended, the "2005 Plan") and its 2005 Employee Stock Purchase Plan (the "2005 ESPP"). Upon certain of the Company's acquisitions, it assumed several plans from the acquired companies. The Company's Board of Directors has provided that no new awards will be granted under the Company's acquired stock plans or its superseded and expired stock plans (including the Amended and Restated 1995 Stock Plan, Second Amended and Restated 2000 Director and Officer Stock Option and Incentive Plan, Second Amended and Restated 1995 Non-Employee Director Stock Option Plan and Third Amended and Restated 1995 Employee Stock Purchase Plan. Awards previously granted under the Company's superseded and expired stock plans that are still outstanding, however, typically expire ten years from the date of grant and will continue to be subject to all the terms and conditions of such plans, as applicable.

Under the terms of the 2005 Plan, the Company is authorized to grant incentive stock options ("ISOs"), non-qualified stock options ("NSOs"), non-vested stock, non-vested stock units, stock appreciation rights ("SARs"), performance units and to make stock-based awards to full and part-time employees of the Company and its subsidiaries or affiliates, where legally eligible to participate, as well as consultants and non-employee directors of the Company. Currently, the 2005 Plan provides for the issuance of a maximum of 20,900,000 shares of common stock of which 5,400,000 was authorized by the Company's Board of Directors in February 2007 and its stockholders in October 2007. Under the 2005 Plan, ISOs must be granted at exercise prices no less than fair market value on the date of grant, except for ISOs granted to employees who own more than 10% of the Company's combined voting power, for which the exercise prices must be no less than 110% of the market value at the date of grant. NSOs and SARs must be granted at no less than market value on the date of grant, or in the case of SARs in tandem with options, at the exercise price of the related option. Non-vested stock awards may be granted for such consideration in cash, other property or services, or a combination thereof, as determined by the Company's Compensation Committee of its Board of Directors. All stock-based awards are exercisable upon vesting. The Company's policy is to recognize compensation cost for awards with only service conditions and a graded vesting schedule on a straight line basis over the requisite service period for the entire award. As of December 31, 2007, there were 38,231,365 shares of common stock reserved for issuance pursuant to the Company's stock-based compensation plans and the Company had authorization under its 2005 Plan to grant 8,771,717 additional stock-based awards.

Under the 2005 ESPP, all full-time and certain part-time employees of the Company are eligible to purchase common stock of the Company twice per year at the end of a six month payment period (a "Payment Period"). During each Payment Period, eligible employees who so elect may authorize payroll deductions in an amount no less than 1% nor greater than 10% of his or her base pay for each payroll period in the Payment Period. At the end of each Payment Period, the accumulated deductions are used to purchase shares of common stock from the Company up to a maximum of 12,000 shares for any one employee during a Payment Period. Shares are purchased at a price equal to 85% of the fair market value of the Company's common stock on the last business day of a Payment Period. Employees who, after exercising their rights to purchase shares of common stock under the 2005 ESPP, would own shares of 5% or more of the voting power of the Company's common stock, are ineligible to participate under the 2005 ESPP. The 2005 ESPP provides for the issuance of a maximum of 10,000,000 shares of common stock. As of December 31, 2007, 537,091 shares had been issued under the 2005 ESPP. The Company recorded stock-based compensation costs related to the 2005 ESPP of $0.8 million and $1.8 million for the years ended December 31, 2007 and 2006, respectively.

Pro Forma Information Under SFAS No. 123 for Periods Prior to January 1, 2006

The following table illustrates the effect on net earnings and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock-based awards in 2005 (in thousands, except per share information):

	2005
Net income:	
As reported	$165,609
Add: Total stock-based employee compensation included in net income as reported, net of related tax effects	5,767
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(38,475)
Pro forma	$132,901
Basic earnings per share:	
As reported	$ 0.96
Pro forma	$ 0.77
Diluted earnings per share:	
As reported	$ 0.93
Pro forma	$ 0.75

For purposes of the pro forma calculations, the fair value of each option was estimated on the date of the grant using the Black-Scholes option-pricing model, assuming no expected dividends, and the following assumptions:

	Stock Options granted during 2005
Expected volatility factor	0.31 - 0.35
Approximate risk free interest rate	3.7% - 4.4%
Expected term (in years)	3.32

The Company estimated the expected volatility factor based upon implied and historical data. The approximate risk free interest rate was based on the implied yield available on U.S. Treasury zero-coupon issues with remaining terms equivalent to the Company's expected term. The expected term of the Company's stock options was based on the historical exercise patterns considering changes in vesting periods and contractual terms. The weighted average fair value of stock options granted during 2005 was $9.18. The total intrinsic value of stock options exercised during 2005 was $62.9 million. Forfeitures were recognized as they occurred.

Expense Information under SFAS No. 123R

As required by SFAS No. 123R, the Company estimates forfeitures of employee stock options and recognizes compensation costs only for those awards expected to vest. Forfeiture rates are determined based on historical experience. The Company also considers whether there have been any significant changes in facts and circumstances that would affect its forfeiture rate quarterly. Estimated forfeitures are adjusted to actual forfeiture experience as needed. The Company recorded stock-based compensation costs, related deferred tax assets and tax benefits of $65.5 million, $15.6 million and $26.6 million, respectively, in 2007 and $61.6 million, $9.6 million and $57.1 million, respectively, in 2006.

The detail of the total stock-based compensation recognized by income statement classification is as follows (in thousands):

Income Statement Classifications	2007	2006
Cost of services revenues	$ 1,479	$ 2,100
Research and development	21,719	18,209
Sales, marketing and support	24,365	24,095
General and administrative	17,928	17,192
Total	$65,491	$61,596

Extensions of Expired Stock Options

As a result of the Company's failure to file its periodic reports with the SEC on a timely basis, including its Annual Report on Form 10-K for the year ended December 31, 2006 and its Quarterly Reports on Form 10-Q for the quarters ended March 31, 2007 and June 30, 2007, and the Company's determination that previously filed financial statements should no longer be relied upon, the Company voluntarily suspended the exercise of employee stock options beginning on March 14, 2007 through September 7, 2007. The Company extended the 90-day post-termination exercise period for certain former employees whose options would have expired during the voluntary suspension to allow for a 30-day period to exercise in-the-money options after the Company became current with its SEC filings. This modification resulted in a compensation charge of approximately $3.7 million that was recorded in 2007 and is included in the table above. The Company also agreed to extend the exercise period for current employees whose options expired during the voluntary suspension to allow for a 30-day period to exercise in-the-money options after the Company became current with its SEC filings. This modification resulted in a $0.7 million compensation charge that was recorded in 2007 and is included in the table above.

Tender Offer to Amend Exercise Prices

On September 11, 2007, the Company filed an Offer to Amend on Schedule TO with the SEC and commenced an offer (the "Offer") to amend certain outstanding and restated options that had been granted to employees with exercise prices per share that were less than the fair market value per share used for financial accounting purposes, which options are referred to as discounted options.

The terms of the Offer provided that current employees, who are not Section 16 officers of the Company, could elect to have discounted options amended to increase their exercise price per share to be equal to the fair market value used for financial reporting purposes and to receive a cash payment with respect to such amended options equal to the difference between the amended exercise price and the original exercise price of each discounted option, less applicable withholding taxes. During the election period, which was from September 11, 2007 through October 8, 2007, the Company had received elections from eligible employees agreeing to amend and increase to fair value the exercise price with respect to 551,408 options. Under the terms of the Offer, the Company made cash payments in January 2008 totaling approximately $1.4 million to the individuals who elected to amend their discounted options. In 2007, the Company recognized an incremental expense of approximately $0.9 million representing the incremental fair value of the options following the modification to increase the exercise price and to settle the difference in cash. In addition, the Company recorded the remaining portion of the cash payment of $0.5 million as a charge to stockholders' equity, as the payment represents a cash settlement of a portion of the original award that had been previously expensed.

Stock Options

As part of the Company's 2007 Acquisitions, it assumed 3,389,668 options, to purchase shares of its common stock, all of which have a five year life and vest over three years at a rate of 33.3% of the shares underlying the option one year from date of grant and at a rate of 2.78% monthly thereafter. All other options granted during the year were granted pursuant to the Company's 2005 Plan. Options granted pursuant to the 2005 Plan typically have a five year life and vest over three years at a rate of 33.3% of the shares underlying the option one year from date of grant and at a rate of 2.78% monthly thereafter. A summary of the status and activity of the Company's fixed option awards is as follows:

Options	Number of Options	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life (in years)	Aggregate Intrinsic Value (in thousands)
Outstanding at December 31, 2006	26,878,390	$ 29.55	3.74	
Granted	8,303,443	24.35		
Exercised	(5,352,521)	21.11		
Forfeited or expired	(1,054,054)	28.36		
Outstanding at December 31, 2007	28,775,258	29.56	3.38	$ 347,253
Vested or expected to vest at December 31, 2007	26,772,552	29.79	3.31	$ 322,470
Exercisable at December 31, 2007	17,856,526	31.71	2.74	$ 207,372

For the year ended December 31, 2007, the Company recognized stock-based compensation expense of $54.6 million related to options including the amounts recognized in conjunction with the extension of expired stock options and the Tender Offer, and for the year ended December 31, 2006, it recognized $56.1 million related to stock options. As of December 31, 2007, there was $160.5 million of total unrecognized compensation cost related to stock options. That cost is expected to be recognized over a weighted-average period of 2.35 years. The total intrinsic value of stock options exercised during 2007 and 2006 was $92.8 million and $180.0 million, respectively.

Stock Option Valuation Information under SFAS No. 123R

The Company estimates the fair value of each stock option on the date of grant using the Black-Scholes option-pricing model, applying the following assumptions and amortizing that value to expense over the option's vesting period using the ratable approach:

	Stock Options granted during	
	2007	2006
Expected volatility factor	0.33 - 0.37	0.30 - 0.37
Approximate risk free interest rate	3.6% - 4.7%	4.5% - 4.9%
Expected term (in years)	3.37 - 3.38	3.00 - 3.34
Expected dividend yield	0%	0%

For purposes of determining the expected volatility factor, the Company considered implied volatility in two-year market-traded options of the Company's common stock based on third party volatility quotes in accordance with the provisions of SAB No. 107. The Company's decision to use implied volatility was based upon the availability of actively traded options on the Company's common stock and its assessment that implied volatility is more representative of future stock price trends than historical volatility. The approximate risk free interest rate was based on the implied yield available on U.S. Treasury zero-coupon issues with remaining terms equivalent to the Company's expected term on its options. The expected term of the Company's stock options was based on the historical employee exercise patterns. The Company also analyzed its historical pattern of option exercises based on certain demographic characteristics and determined that there were no meaningful differences in option exercise activity based on the demographic characteristics. The Company does not intend to pay dividends on its common stock in the foreseeable future. Accordingly, the Company used a dividend yield of zero in its option pricing model. The weighted average fair value of stock options granted during 2007 from the 2005 Plan was $11.71.

The Company estimated the fair value of the stock options assumed in the 2007 Acquisitions on the date of grant using the Black-Scholes option-pricing model, applying the following assumptions:

Expected volatility factor	0.37
Approximate risk free interest rate	3.8% - 3.9%
Expected term (in years)	2.00 - 2.75
Expected dividend yield	0%

The expected term of the Company's stock options was based on the historical employee exercise patterns of discounted options. For purposes of determining the expected volatility factor, the Company considered implied volatility in two-year market-traded options of the Company's common stock based on third party volatility quotes, which is consistent with the expected term for these options. The approximate risk free interest rate was based on the implied yield available on U.S. Treasury zero-coupon issues with remaining terms equivalent to the Company's expected term on its options. The weighted average fair value of stock options assumed in conjunction with the 2007 Acquisitions was $35.52.

Non-vested Stock

Shares of non-vested stock assumed in conjunction with the Company's XenSource Acquisition vest 50% on the first anniversary of the grant date and 50% on the second anniversary of the grant date based on service. In 2006, the Company awarded shares of non-vested stock pursuant to the 2005 Plan to a certain senior member of management that vested upon achieving certain employee retention goals in 2007 and 2006. The retention goals were achieved, and the shares were awarded. As part of the Company's 2005 Acquisitions, it assumed 25,179 shares of non-vested stock held by certain employees of the acquired companies. The non-vested stock assumed vested monthly based on service through October 2007 dependent upon the remaining vesting period of such non-vested stock at the time of the acquisition. As part of an overall retention program, the Company also granted 60,000 shares of non-vested stock to certain employees retained from the 2005 Acquisitions. Of the non-vested stock granted, 45,000 shares vested 50% on the first anniversary of the grant date and 50% on the second anniversary of the grant date, and the remaining 15,000 non-vested shares granted vested 50% on the first anniversary of the grant date and 50% eighteen months from the grant date. All remaining shares of non-vest stock granted in conjunction with the 2005 Acquisitions either vested or expired in 2007 and are reflected in the table below. The following table summarizes the Company's non-vested stock activity as of December 31, 2007:

	Number of Shares	Weighted-Average Fair Value at Grant Date
Non-vested at December 31, 2006	39,924	$ 30.03
Granted	1,284,139	39.65
Vested	(36,326)	29.85
Forfeited	(3,598)	26.17
Non-vested at December 31, 2007	1,284,139	39.65

For the years ended December 31, 2007 and 2006, the Company recognized stock-based compensation expense of $3.9 million and $1.4 million, respectively, related to non-vested stock. As of December 31, 2007, there was $39.3 million of total unrecognized compensation cost related to non-vested stock. That cost is expected to be recognized over a weighted-average period of 2.80 years.

Non-vested Stock Units

The Company assumed 159,342 non-vested stock units in conjunction with its 2007 Acquisitions the majority of which vest over three years based on service at a rate of 33.3% on each anniversary date. In addition, as part of its 2007 Acquisitions, the Company also granted 26,183 non-vested stock units from its 2005 Plan, of which the majority vest based on service at a rate of 50% on the first anniversary of the grant date and 50% on the second anniversary of the grant date. As part of the 2006 Acquisitions, the Company assumed 175,717 non-vested stock units, of which the majority vest based on service at a rate of 50% on the first anniversary of the grant date and 50% on the second anniversary of the grant date. The Company assumed $2.8 million of non-vested stock units in conjunction with its 2005 Acquisitions. The non-vested stock units vested 33.33% at nine, twelve and eighteen months from the date of grant. The number of shares that were issued on each vesting date was dependent upon the Company's stock price over the five consecutive trading days prior to the vesting date; provided, however that the number of shares issued pursuant to the non-vested stock units did not exceed 280,000 shares. All remaining non-vested stock units granted in conjunction with the 2005 Acquisitions vested in 2007 and are reflected in the table below.

During 2007 and 2006, the Company awarded certain senior members of management non-vested stock units from the 2005 Plan. The number of non-vested stock units underlying each award is determined based on achievement of a specific corporate operating income goal. If the performance goal is less than 90% attained, then no non-vested stock units will be issued pursuant to the authorized award. For performance at and above 90%, the number of non-vested stock units issued will be based on a graduated slope, with the maximum number of non-vested stock units issuable pursuant to the award capped at 125% of the base number of non-vested stock units set forth in the executive's award agreement. If the performance goal is met, the non-vested stock units will vest 33.33% on each anniversary subsequent to the date of the award. Each non-vested stock unit, upon vesting, will represent the right to receive one share of the Company's common stock. If the performance goals are not met, no compensation cost will be recognized and any previously recognized compensation cost will be reversed. During 2007 and 2006, the goal was achieved within in the range of the graduated slope and there was no material adjustment to compensation costs related to non-vested stock units granted to executives. In addition, during 2007, the Company awarded 25,000 non-vested stock units to a certain senior member of management with performance goals related to building the executive management team. The performance goals were met during 2007 and the award will vest based on service at a rate of 33.33% on each anniversary date. The Company also awards non-vested stock units to its non-employee directors annually. These units vest monthly in equal installments based on service and, upon vesting, each stock unit will represent the right to receive one share of the Company's common stock.

The following table summarizes the Company's non-vested stock unit activity as of December 31, 2007:

	Number of Shares	Weighted-Average Fair Value at Grant Date
Non-vested at December 31, 2006	240,295	$ 34.54
Granted	640,920	36.77
Vested	(147,861)	35.20
Forfeited	(48,962)	32.79
Non-vested at December 31, 2007	684,392	37.00

For the years ended December 31, 2007 and 2006, the Company recognized stock-based compensation expense of $7.0 million and $4.1 million, respectively, related to non-vested stock units. As of December 31, 2007, there was $17.8 million of total unrecognized compensation cost related to non-vested stock units. That cost is expected to be recognized over a weighted-average period of 2.15 years.

Benefit Plan

The Company maintains a 401(k) benefit plan (the "Plan") allowing eligible U.S.-based employees to contribute up to 60% of their annual compensation, limited to an annual maximum amount as set periodically by the Internal Revenue Service. The Company, at its discretion, may contribute up to $0.50 of each dollar of employee contribution. The Company's total matching contribution to an employee is typically made at 3% of the employee's annual compensation. The Company's matching contributions were $5.9 million, $3.7 million and $2.8 million in 2007, 2006 and 2005, respectively. The Company's contributions vest over a four-year period at 25% per year.

7. CAPITAL STOCK

Stock Repurchase Programs

The Company's Board of Directors authorized an ongoing stock repurchase program with a total repurchase authority granted to the Company of $1.8 billion, of which $300 million was authorized in January 2008. The Company may use the approved dollar authority to repurchase stock at any time until the approved amounts are exhausted. The objective of the Company's stock repurchase program is to improve stockholders' returns. At December 31, 2007, approximately $33.5 million was available to repurchase common stock pursuant to the stock repurchase program. All shares repurchased are recorded as treasury stock. A significant portion of the funds used to repurchase stock was provided by proceeds from employee stock option exercises and the related tax benefit.

The Company is authorized to make open market purchases of its common stock using general corporate funds. Additionally, the Company entered into structured stock repurchase arrangements with large financial institutions using general corporate funds in order to lower the average cost to acquire shares. These programs include terms that require the Company to make up-front payments to the counterparty financial institution and result in the receipt of stock during or at the end of the term of the agreement or the receipt of either stock or cash at the maturity of the agreement, depending on market conditions.

The Company made up-front payments of $110.0 million, $114.4 million and $52.2 million to certain financial institutions, net of cash and premiums received, related to its structured repurchase agreements during 2007, 2006 and 2005, respectively. In addition, during 2007, 2006 and 2005, the Company received cash and premiums of approximately $40.0 million $41.8 million and $31.1 million, respectively from expired prepaid programs based upon the terms of the respective agreements. The Company took delivery of 1,655,089 shares at an average price of $35.34, 4,307,112 shares at an average price of $30.76 and 2,302,217 shares at an average price of $22.02 from its structured repurchase agreements during 2007, 2006 and 2005, respectively. As of December 31, 2007, the Company had prepaid notional amounts of approximately $87.9 million remaining under its structured stock repurchase programs, which expire on various dates through September 2008. Due to the fact that the total shares to be received under structured repurchase arrangements is not determinable until the contracts mature, the above price per share amounts exclude the remaining shares to be received subject to these agreements.

During 2007, the Company expended approximately $150.0 million on open market purchases and repurchased 3,720,800 shares of outstanding common stock at an average price of $40.31; during 2006, it expended approximately $159.8 million and repurchased 5,193,410 shares of outstanding common stock at an average price of $30.77; and during 2005, it expended approximately $122.2 million and repurchased 5,054,400 shares of outstanding common stock at an average price of $24.18.

Preferred Stock

The Company is authorized to issue 5,000,000 shares of preferred stock, $0.01 par value per share. The Company has no present plans to issue such shares.

8. LONG-TERM DEBT

Credit Facility

Effective on August 9, 2005, the Company entered into a revolving credit facility (the "Credit Facility") with a group of financial institutions (the "Lenders"). Effective September 27, 2006, the Company entered into an amendment and restatement of its Credit Facility (the "Amendment"). The Amendment decreased the overall range of interest rates the Company must pay on amounts outstanding on the Credit Facility and lowered the facility fee. In addition, the Amendment extended the term of the Credit Facility. The Credit Facility, as amended, allows the Company to increase the revolving credit commitment up to a maximum aggregate revolving credit commitment of $175.0 million. The Credit Facility, as amended, currently provides for a revolving line of credit that will expire on September 27, 2011 in the aggregate amount of $100.0 million, subject to continued covenant compliance. A portion of the revolving line of credit (i) in the aggregate amount of $25.0 million may be available for issuances of letters of credit and (ii) in the aggregate amount of $15.0 million may be available for swing line loans. The Credit Facility currently bears interest at LIBOR plus 0.32% and adjusts in the range of 0.32% to 0.80% above LIBOR based on the level of the Company's total debt and its adjusted earnings before interest, taxes, depreciation and amortization ("EBITDA") as defined in the agreement. In addition, the Company is required to pay a quarterly facility fee ranging from 0.08% to 0.20% based on the aggregate amount available under the Credit Facility, as amended, and the level of the Company's total debt and its adjusted EBITDA. Borrowings under the Credit Facility, as amended, are guaranteed by the Company and certain of the Company's United States and foreign subsidiaries, which guarantees are secured by a pledge of shares of certain foreign subsidiaries. During 2005, the Company borrowed and repaid $75.0 million under the Credit Facility. As of December 31, 2007, there were no amounts outstanding under the Credit Facility, as amended.

Term Loan

Effective on August 9, 2005, a subsidiary of the Company entered into a term loan facility (the "Term Loan") with the Lenders. The Term Loan provided for an eighteen-month single-draw term loan facility in the aggregate amount of $100.0 million. The Term Loan bore interest at a rate of LIBOR plus 0.5% and adjusted in the range of 0.5% to 1.25% above LIBOR based on the level of the subsidiary's total debt and its adjusted EBITDA, as defined in the agreement. Borrowings under the Term Loan were guaranteed by the Company and certain of its United States-domiciled and foreign-domiciled subsidiaries, which guarantees were secured by a pledge of shares of certain foreign subsidiaries. In addition, the Company was required to pay a quarterly facility fee ranging from 0.125% to 0.25% based on the aggregate amount of the Term Loan and the level of the Company's total debt and its adjusted EBITDA. The Term Loan was paid in full in February 2006.

Interest Expense

Interest expense on the Company's borrowings in 2007 and 2006 was not material. The Credit Facility, as amended, contains customary default provisions, and the Company must comply with various financial and non-financial covenants. The financial covenants consist of a minimum interest coverage ratio and a maximum consolidated leverage ratio. The primary non-financial covenants limit the Company's ability to pay dividends (other than pursuant to the Dividend Reinvestment Plan executed under the American Jobs Creation Act), conduct certain mergers or acquisitions, make certain investments and loans, incur future indebtedness or liens, alter the Company's capital structure or sell stock or assets, subject to certain limits.

9. FAIR VALUES OF FINANCIAL INSTRUMENTS

The carrying value of cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate their fair value due to the short maturity of these items. The Company's investments classified as available-for-sale securities, including restricted investments, are carried at fair value on the accompanying consolidated balance sheets based primarily on quoted market prices for such financial instruments. The aggregate fair value of the Company's available-for-sale investments was $598.2 million and $440.1 million at December 31, 2007 and 2006, respectively.

10. COMMITMENTS AND CONTINGENCIES

Leases

The Company leases certain office space and equipment under various operating leases. In addition to rent, the leases require the Company to pay for taxes, insurance, maintenance and other operating expenses. Certain of these leases contain stated escalation clauses while others contain renewal options. The Company recognizes rent expense on a straight-line basis over the term of the lease, excluding renewal periods, unless renewal of the lease is reasonably assured.

Rental expense for the years ended December 31, 2007, 2006 and 2005 totaled approximately $33.5 million, $24.9 million and $21.2 million, respectively. Sublease income for the years ended December 31, 2007, 2006 and 2005 was approximately $0.8 million, $0.7 million and $0.8 million, respectively. Lease commitments under non-cancelable operating leases with initial or remaining terms in excess of one year and sublease income associated with non-cancelable subleases, including estimated future payments under the Company's synthetic lease arrangement, are as follows:

	Operating Leases	Sublease Income
	(In thousands)	
Years ending December 31,		
2008	$ 42,269	$ 813
2009	36,145	257
2010	29,726	—
2011	24,900	—
2012	20,825	—
Thereafter	53,371	—
	$207,236	$1,070

Off-Balance Sheet Arrangement

During 2002, the Company became a party to a synthetic lease arrangement totaling approximately $61.0 million for its corporate headquarters office space in Fort Lauderdale, Florida. The synthetic lease represents a form of off-balance sheet financing under which an unrelated third-party lessor funded 100% of the costs of acquiring the property and leases the asset to the Company. The synthetic lease qualifies as an operating lease for accounting purposes and as a financing lease for tax purposes. The Company does not include the property or the related lease debt as an asset or a liability in its consolidated balance sheets. Consequently, payments made pursuant to the lease are recorded as operating expenses in the Company's consolidated statements of income. The Company entered into the synthetic lease in order to lease its headquarters properties under more favorable terms than under its previous lease arrangements.

The initial term of the synthetic lease is seven years. Upon approval by the lessor, the Company can renew the lease twice for additional two-year periods. The lease payments vary based on LIBOR plus a margin. At any time during the lease term, the Company has the option to sublease the property and upon a thirty-day written notice, the Company has the option to purchase the property for an amount representing the original property cost and transaction fees of approximately $61.0 million plus any lease breakage costs and outstanding amounts owed. Upon at least 180 days notice prior to the termination of the initial lease term, the Company has the option to remarket the property for sale to a third party. If the Company chooses not to purchase the property at the end of the lease term, it has guaranteed a residual value to the lessor of approximately $51.9 million and possession of the buildings will be returned to the lessor. On a periodic basis, the Company evaluates the property for indicators of impairment. If an evaluation were to indicate that fair value of the property had declined below $51.9 million, the Company would be responsible for the difference under its residual value guarantee, which could have a material adverse effect on the Company's results of operations and financial condition.

The synthetic lease includes certain financial covenants including a requirement for the Company to maintain a pledged balance of approximately $62.8 million in cash and/or investment securities as collateral. This amount is included in restricted cash equivalents and investments in the accompanying consolidated balance sheets. The Company maintains the ability to manage the composition of the restricted investments within certain limits and to withdraw and use excess investment earnings from the restricted collateral for operating purposes. Additionally, the Company must maintain a minimum cash and investment balance of $100.0 million, excluding the Company's collateralized investments, equity investments and outstanding debt as of the end of each fiscal quarter. As of December 31, 2007, the Company had approximately $696.9 million in cash and investments in excess of this required level. The synthetic lease includes non-financial covenants, including the maintenance of the property and adequate insurance, prompt delivery of financial statements to the administrative agent of the lessor and prompt payment of taxes associated with the property. As of December 31, 2007, the Company was in compliance with all material provisions of the arrangement.

In January 2003, the FASB issued FASB Interpretation ("FIN") No. 46, *Consolidation of Variable Interest Entities,* which addresses the consolidation of variable interest entities in which an enterprise absorbs a majority of the entity's expected losses, receives a majority of the entity's expected residual returns, or both, as a result of ownership, contractual or other financial interests in the entity. In December 2003, the FASB issued FIN No. 46 (revised). FIN No. 46 (revised) was effective immediately for certain disclosure requirements and variable interest entities referred to as special-purpose entities for periods ending after December 15, 2003 and for all types of entities for financial statements for periods ending after March 15, 2004. The Company determined that it was not required to consolidate the lessor, the leased facility or the related debt upon the adoption of FIN No. 46 (revised). Accordingly, there was no impact on its financial position, results of operations or cash flows from adoption. However, if the lessor were to change its ownership of the property or significantly change its ownership of other properties that it currently holds, the Company could be required to consolidate the entity, the leased facility and the debt in a future period.

Office Leases

During 2002 and 2001, the Company took actions to consolidate certain of its offices, including the exit of certain leased office space and the abandonment of certain leasehold improvements. During the third quarter of 2006, the Company entered into an agreement, which assigned the operating lease and all remaining liabilities related to one of the closed offices to a third party. Lease obligations related to the remaining existing operating lease continues to 2018 with a total remaining obligation at December 31, 2007 of approximately $8.3 million, of which $1.3 million was accrued as of December 31, 2007, and is reflected in accrued expenses and other liabilities in the accompanying consolidated balance sheets. In calculating this accrual, the Company made estimates, based on market information, including the estimated vacancy periods and sublease rates and opportunities. The Company periodically re-evaluates its estimates and if actual circumstances prove to be materially worse than management has estimated, the total charges for these vacant facilities could be significantly higher.

Legal Matters

Due to the nature of its business, the Company is subject to patent infringement claims. In 2006, the Company was sued in the United States District Court for the Northern District of Ohio for alleged patent infringement by its Online Services division's GoToMyPC service and in the United States District Court for the Southern District of Florida for alleged patent infringement by its Online Services division's GoToMyPC and GoToMeeting services. The complaints name Citrix Systems, Inc. and Citrix Online LLC, a wholly-owned subsidiary of Citrix Systems, Inc., as defendants and seek unspecified damages and other relief. In January 2007, a similar suit naming Citrix Systems, Inc. was filed in the United States District Court of the Eastern District of Texas. In response, the Company filed answers denying infringement and alleging, among other things, that the asserted claims of these patents are invalid. With respect to the Northern District of Ohio case, on November 2, 2006, the court held a hearing for the purpose of construing disputed terms of the claims of the patent-in-suit, and on March 13, 2007, the court issued a claim construction ruling. On March 21, 2007, the Company moved for leave to amend its answer in that case to assert an affirmative defense and counterclaim of inequitable conduct, which is a complete defense. On August 28, 2007, the court granted the Company's motion. On December 7, 2007, the Company filed motions for summary judgment in the Northern District of Ohio case, seeking judgment that the asserted patent is invalid and that it has not infringed the patent, as well as judgments on other, non-dispositive issues. On the same day, the Company filed a request with the United States Patent and Trademark Office seeking inter partes reexamination of the patent in suit, and it subsequently filed a request with the court in the Northern District of Ohio seeking a stay of the litigation pending the Patent Office's determination of its reexamination request. The court has all of these motions under advisement. The Patent Office has not yet ruled on the Company's reexamination request. Trial in the Northern District of Ohio case currently is scheduled to begin March 24, 2008. Trial in the Southern District of Florida case currently is scheduled to begin April 28, 2008, and trial in the Eastern District of Texas case currently is scheduled to begin June 15, 2009. In addition, the United States Patent and Trademark Office has decided to reexamine the patent at issue in the Southern District of Florida case. The Company believes that it has meritorious defenses to the allegations made in each of the complaints and intends to vigorously defend these lawsuits; however, it is unable to currently determine the ultimate outcome of these matters or the potential exposure to loss, if any.

On March 6, 2007, a purported stockholder derivative action entitled Sheet Metal Workers Local 28 Pension Fund v. Roger W. Roberts et al. (C.A. No. 07-60316), was filed in the US District Court for the Southern District of Florida against certain of the Company's current and former directors and officers, and against the Company as a nominal defendant. The lawsuit asserts, among other things, that certain stock option grants made by the Company were dated and accounted for inappropriately. The lawsuit seeks the recovery of monetary damages and other relief for damage allegedly caused to the Company. An amended complaint, which changed the plaintiff in the action, named additional defendants and included additional allegations concerning the Company's stock option granting practices, was filed on January 15, 2008 under the caption Rappaport v. Roberts, et al. (CA No. 07-60316).

The Company also received a demand letter dated March 15, 2007 from a purported stockholder with respect to certain stock option grants made to its current and former directors and officers during the years 1996 through 2003. That demand letter asserted, among other things, that certain stock option grants made by the Company were dated and accounted for inappropriately. The demand letter sought, among other things, the commencement by the Company's Board of Directors of an action against its directors and officers from 1996 forward for alleged breaches of fiduciary duties in connection with the granting of the options. A special committee of independent directors was appointed to review and consider the assertions contained in the demand letter. The special committee has completed its work and has determined that it would not be in the best interests of the Company to pursue the claims referred to in the demand letter.

In July 2007, two additional purported stockholder derivative actions entitled Ekas v. Citrix, et al. (Case No. 07-16114-11) and Crouse v. Citrix, et al. (Case No. 07-16249-03) were filed in the Circuit Court for Broward County, Florida state court against certain of the Company's current and former directors and officers, and against the Company as a nominal defendant. These actions assert, among other things, that certain stock option grants made by the Company were dated and accounted for inappropriately. As with the Sheet Metal Workers' action, both the Ekas and Crouse actions seek the recovery of monetary damages and other relief for damages allegedly caused to the Company. Neither the purported stockholder derivative actions nor the demand letter described above seeks to recover amounts from the Company. An amended complaint in the Ekas action, which contains additional allegations concerning our stock option granting practices, was filed on December 14, 2007.

Neither the purported stockholder derivative actions nor the demand letter described above seeks to recover amounts from the Company.

During the course of our stock option investigation, the Company has periodically discussed the results of this investigation with the staff of the Securities and Exchange Commission. On January 30, 2008, the Company received a letter from the SEC Staff stating that the Staff has completed its investigation as to the Company and does not intend to recommend any enforcement action by the SEC against the Company.

In addition, the Company is a defendant in various matters of litigation generally arising out of the normal course of business. Although it is difficult to predict the ultimate outcome of these cases, management believes, based on discussions with counsel, that any ultimate outcome would not materially affect the Company's financial position, results of operations or cash flows.

Guarantees

FIN No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others*, requires certain guarantees to be recorded at fair value and requires a guarantor to make disclosures, even when the likelihood of making any payments under the guarantee is remote. For those guarantees and indemnifications that do not fall within the initial recognition and measurement requirements of FIN No. 45, the Company must continue to monitor the conditions that are subject to the guarantees and indemnifications, as required under existing generally accepted accounting principles, to identify if a loss has been incurred. If the Company determines that it is probable that a loss has been incurred, any such estimable loss would be recognized. The initial recognition and measurement requirements do not apply to the provisions contained in the majority of the Company's software license agreements that indemnify licensees of the Company's software from damages and costs resulting from claims alleging that the Company's software infringes the intellectual property rights of a third party. The Company has not made payments pursuant to these provisions. The Company has not identified any losses that are probable under these provisions and, accordingly, the Company has not recorded a liability related to these indemnification provisions.

Purchase Obligations

The Company has agreements with suppliers to purchase inventory and estimates that its non-cancelable obligations under these agreements for the fiscal year ended December 31, 2008 to be approximately $11.1 million.

Liabilities Related to Internal Revenue Code Section 409A

Because virtually all holders of stock options granted by the Company were not involved in or aware of the incorrect pricing of certain options, the Company has taken and intends to take further actions to address certain adverse tax consequences that may be incurred by the holders of such incorrectly priced options. The primary adverse tax consequence is that the re-measured options vesting after December 31, 2004 subject the option holder to a penalty tax under Section 409A of the IRC (and, as applicable, similar excise taxes under state laws). As a result during 2007, the Company has recorded $3.4 million, net of income tax, in liabilities related to the anticipated payment by the Company of payroll and excise taxes on behalf of the Company's employees for options that were exercised during open tax years under the related statutes.

CITRIX SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11. INCOME TAXES

The United States and foreign components of income before income taxes are as follows:

	2007	2006	2005
		(In thousands)	
United States	$ 46,475	$ 65,363	$ 59,141
Foreign	204,433	177,718	165,213
Total	$250,908	$243,081	$224,354

The components of the provision for income taxes are as follows:

	2007	2006	2005
		(In thousands)	
Current:			
Federal	$ 7,692	$46,073	$ 52,181
Foreign	28,512	14,176	16,118
State	855	4,186	5,217
Total current	37,059	64,435	73,516
Deferred	(634)	(4,351)	(14,771)
Total provision	$36,425	$60,084	$ 58,745

The significant components of the Company's deferred tax assets and liabilities consisted of the following:

	December 31,	
	2007	2006
	(In thousands)	
Deferred tax assets:		
Accruals and reserves	$ 19,323	$ 12,363
Depreciation and amortization	6,030	3,856
Deferred revenue	5,583	4,581
Tax credits	7,998	36,077
Net operating losses	55,844	52,756
Other	5,918	1,288
Stock option compensation	23,316	17,199
Valuation allowance	—	(1,332)
Total deferred tax assets	124,012	126,788
Deferred tax liabilities:		
Acquired technology	(79,555)	(27,572)
Prepaid expenses	(7,261)	(4,830)
Total deferred tax liabilities	(86,816)	(32,402)
Total net deferred tax assets	$ 37,196	$ 94,386

SFAS No. 109, *Accounting for Income Taxes,* requires a valuation allowance to reduce the deferred tax assets reported if it is not more likely than not that some portion or all of the deferred tax assets will be realized. At December 31, 2007, the Company determined that no valuation allowance relating to deferred tax assets for foreign tax credit carryovers was necessary.

During the years ended December 31, 2007, 2006, and 2005, the Company recognized net tax benefits related to the exercise of employee stock options in the amount of $15.5 million, $40.6 million, and $35.0 million, respectively. These benefits were recorded to additional paid-in capital. At December 31, 2007, the Company does not have any U.S. net operating loss carryforwards remaining that result from stock options. The Company records the benefit of the net operating loss carryforwards generated from the exercise of employee stock options in the period that the net operating loss carryforwards are utilized.

At December 31, 2007, the Company had $142.9 million of remaining net operating loss carryforwards from acquisitions. The utilization of these net operating loss carryforwards are limited in any one year pursuant to Internal Revenue Code Section 382 and begin to expire in 2020.

At December 31, 2007, the Company had research and development tax credit carryforwards of approximately $7.0 million that expire beginning in 2021. Additionally, the Company has other general business credits at December 31, 2007 of approximately $0.9 million that expire 2025.

A reconciliation of the Company's effective tax rate to the statutory federal rate is as follows:

	Year Ended December 31,		
	2007	2006	2005
Federal statutory taxes	35.0%	35.0%	35.0%
State income taxes, net of federal tax benefit	4.1	3.8	4.4
Foreign operations	(21.4)	(20.9)	(19.5)
Permanent differences	3.0	5.4	2.2
Tax credits	(3.2)	(2.0)	(2.4)
American Jobs Creation Act dividend	—	—	6.9
Stock option compensation	1.4	3.4	—
Change in FIN No. 48 accrual	(3.8)	—	—
Other	(0.1)	—	(0.4)
Change in valuation allowance	(0.5)	—	—
	14.5%	24.7%	26.2%

The Company and one or more of its subsidiaries is subject to United States, ("U.S.") federal income taxes in the U.S., as well as income taxes of multiple state and foreign jurisdictions. With few exceptions, the Company is no longer subject to U.S. federal, state and local, or non- U.S. income tax examinations by tax authorities for years prior to 2004. The Internal Revenue Service commenced an examination of the Company's U.S. federal income tax returns for 2004 and 2005 in the third quarter of 2006.

The Company adopted the provisions of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, on January 1, 2007. As a result of the implementation of Interpretation 48, the Company recognized an approximate $12.4 million increase in the liability for unrecognized tax benefits, which was accounted for as a reduction to the January 1, 2007 balance of retained earnings. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows (in thousands):

Balance at January 1, 2007	$ 36,895
Additions (reductions) based on tax positions related to the current year	1,355
Additions (reductions) for tax positions of prior years	—
Reductions for tax positions of prior years	—
Reductions related to the expiration of statutes of limitations	(10,967)
Settlements	—
Balance at December 31, 2007	$ 27,283

We do not expect our unrecognized tax benefits to change significantly over the next 12 months.

Included in the balance at December 31, 2007, are $0.2 million of tax positions for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility. Because of the impact of deferred tax accounting, other that interest and penalties, the disallowance of the shorter deductibility period would not affect the annual effective tax rate but would accelerate the payment of cash to the taxing authority to an earlier period.

The Company recognizes interest accrued related to unrecognized tax benefits and penalties in income tax expense. During the year ended December 31, 2007, the Company did not recognize any expense related to interest and penalties. The Company has approximately $0.1 million for the payment of interest and penalties accrued at December 31, 2007.

On October 22, 2004, the American Jobs Creation Act ("AJCA") was signed into law. The AJCA provides for an 85% dividends received deduction on dividend distributions of foreign earnings to a U.S. taxpayer, if certain conditions are met. During the second quarter of fiscal 2005, the Company completed its evaluation of the effects of the repatriation provision of the AJCA, and the Company's Chief Executive Officer and Board of Directors approved its DRP under the AJCA. On September 27, 2005, the Company repatriated approximately $503 million of certain foreign earnings, of which $500 million qualified for the 85% dividends received deduction. During 2005, the Company recorded an estimated tax provision of approximately $24.4 million related to the repatriation. Additionally, during 2005, the Company recorded the reversal of approximately $8.8 million for income taxes on certain foreign earnings for which a deferred tax liability had been previously recorded. Other than the one-time repatriation provision under the AJCA, the Company does not expect to remit earnings from its foreign subsidiaries.

12. GEOGRAPHIC INFORMATION AND SIGNIFICANT CUSTOMERS

The Company operates in a single industry segment consisting of the design, development and marketing of technology solutions that allow applications to be delivered, supported and shared on-demand. The Company's revenues are derived from sales of its Citrix Delivery Center products and related technical services in the Americas, EMEA and Asia-Pacific regions and from its online services sold by its Online Services division. These three geographic regions and the Online Services division constitute the Company's four reportable segments.

The Company does not engage in intercompany revenue transfers between segments. The Company's chief operating decision maker ("CODM") evaluates the Company's performance based primarily on profitability in the geographic locations in which the Company operates and separately evaluates the performance of its Online Services division. Segment profit for each segment includes certain sales, marketing, general and administrative expenses directly attributable to the segment, including research and development costs in the Online Services division and excludes certain expenses that are managed outside the reportable segments. Costs excluded from segment profit primarily consist of certain research and development costs associated with the Company's application delivery infrastructure products, stock-based compensation costs, amortization of core and product technology, amortization of other intangible assets, interest, corporate expenses and income taxes, as well as charges for in-process research and development. Corporate expenses are comprised primarily of corporate marketing costs, stock-based compensation costs, operations and certain general and administrative expenses, which are separately managed. Accounting policies of the Company's segments are the same as its consolidated accounting policies.

International revenues (sales outside of the United States) accounted for approximately 44.5%, 47.4% and 50.0% of the Company's net revenues for the year ended December 31, 2007, 2006, and 2005, respectively. Net revenues and segment profit for 2007, 2006 and 2005 classified by the Company's reportable segments, are presented below.

	2007	2006	2005
		(In thousands)	
Net revenues:			
Americas[1]	$ 614,181	$ 499,278	$ 397,233
EMEA[2]	447,201	391,650	334,900
Asia-Pacific	116,816	94,596	77,492
Online Services division	213,744	148,795	99,097
Consolidated	$1,391,942	$1,134,319	$ 908,722
Segment profit (loss):			
Americas	$ 295,213	$ 252,996	$ 208,946
EMEA	289,590	253,956	201,712
Asia-Pacific	30,543	31,887	22,295
Online Services division	65,032	36,084	19,641
Unallocated expenses[3]:			
Amortization of intangibles	(46,983)	(36,136)	(28,388)
In-process research and development	(9,800)	(1,000)	(7,000)
Research and development	(183,816)	(140,570)	(97,355)
Net interest and other income	48,501	39,737	20,682
Other corporate expenses	(237,372)	(193,873)	(116,179)
Consolidated income before income taxes	$ 250,908	$ 243,081	$ 224,354

(1) The Americas segment is comprised of the United States, Canada and Latin America.

(2) Defined as Europe, the Middle East and Africa.

(3) Represents expenses presented to management only on a consolidated basis and not allocated to the geographic operating segments.

Identifiable assets classified by the Company's reportable segments are shown below. Long-lived assets consist of property and equipment, net, and are shown below.

	December 31, 2007	December 31, 2006
	(In thousands)	
Identifiable assets:		
Americas	$1,811,922	$1,549,050
EMEA	411,465	207,012
Asia-Pacific	83,395	55,015
Online Services division	227,911	213,396
Total identifiable assets	$2,534,693	$2,024,473

	December 31, 2007	December 31, 2006
	(In thousands)	
Long-lived assets, net:		
United States	$ 97,238	$ 58,303
United Kingdom	28,782	28,126
Other foreign countries	8,887	6,151
Total long-lived assets, net	$ 134,907	$ 92,580

The increase in identifiable assets in the Americas segment is primarily due to an increase the goodwill, intangible assets and other assets associated with the Company's 2007 Acquisitions. The increase in identifiable assets in the EMEA segment is primarily due to an increase in short-term and long-term investments and to a lesser extent goodwill associated with the Company's 2007 Acquisitions. See Note 3 for additional information regarding the Company's acquisitions.

Export revenue represents shipments of finished goods and services from the United States to international customers, primarily in Latin America and Canada. Shipments from the United States to international customers for 2007, 2006 and 2005 were $55.9 million, $50.9 million and $42.4 million, respectively.

There were no individual end-users that represented greater than 10% of net sales for any of the years presented. The Company had net revenue attributed to an individual distributor in excess of 10% of net sales as follows. The revenue contributed by the distributor below is primarily recorded in the Americas segment.

	Year Ended December 31, 2007	2006	2005
Distributor A	10%	10%	10%

In addition to evaluating the Company's profitability by geography, including the Company's Online Services division, its CODM also evaluates revenues by product groupings. Accordingly, the following table presents revenues for Product licenses, License updates and product related Technical services by product grouping for the Company's Application Virtualization products, Application Networking products and other products and Online services revenues for the Online Services division's products, for the years ended:

	December 31,		
	2007	2006	2005
	(In thousands)		
Net revenues:			
Application Virtualization revenues	$ 998,188	$ 871,656	$776,793
Online Services division revenues	213,744	148,795	99,097
Application Networking revenues	155,385	109,209	30,680
Other	24,625	4,659	2,152
Total net revenue	$1,391,942	$1,134,319	$908,722

13. DERIVATIVE FINANCIAL INSTRUMENTS

As of December 31, 2007 and December 31, 2006, the Company had $11.7 million and $7.4 million of derivative assets, respectively, and $5.9 million and $2.8 million of derivative liabilities, respectively, representing the fair values of the Company's outstanding derivative instruments, which are recorded in other current assets, other assets, accrued expenses and other liabilities in the accompanying condensed consolidated balance sheets. As of December 31, 2007, the Company's derivative assets and liabilities primarily resulted from cash flow hedges related to its forecasted operating expenses transacted in local currencies. The change in the derivative component in accumulated other comprehensive income includes unrealized gains or losses that arose from changes in market value of derivatives that were held during the period, and gains or losses that were previously unrealized, but have been recognized in current period net income due to termination or maturities of derivative contracts. This reclassification has no effect on total comprehensive income or stockholders' equity. The following table presents these components of accumulated other comprehensive income, net of tax for the Company's derivative instruments (in thousands):

	For the Year Ended December 31,		
	2007	2006	2005
Unrealized gains (losses) on derivative instruments	$ 9,144	$ 6,395	$ (10,230)
Reclassification of realized (losses) gains	(7,623)	2,011	(1,255)
Net change in other comprehensive income due to derivative instruments	$ 1,521	$ 8,406	$ (11,485)

The total cumulative unrealized gain on derivative instruments was $5.5 million and $3.9 million at December 31, 2007 and 2006, respectively, and is included in accumulated other comprehensive income in the accompanying consolidated balance sheets. A substantial amount of the net unrealized gain as of December 31, 2007 is expected to be recognized in income over the next twelve months at the same time the hedged item is recognized in income.

Cash Flow Hedges. At December 31, 2007 and 2006, the Company had in place foreign currency forward sale contracts with a notional amount of $104.3 million and $56.0 million, respectively, and foreign currency forward purchase contracts with a notional amount of $311.1 million and $220.0 million, respectively. The fair value of these contracts at December 31, 2007 and 2006 were assets of $11.7 million and $7.4 million, respectively and liabilities of $5.9 million and $2.8 million, respectively. A substantial portion of the Company's overseas expenses are and will continue to be transacted in local currencies. To protect against fluctuations in operating expenses and the volatility of future cash flows caused by changes in currency exchange rates, the Company has established a program that uses foreign exchange forward contracts to hedge its exposure to these potential changes. The terms of these instruments, and the hedged transactions to which they relate, generally do not exceed 12 months. Currencies hedged are Euros, British pounds sterling, Australian dollars, Swiss francs, Indian rupees, Japanese yen, Singapore dollars, Hong Kong dollars, Canadian dollars, Danish krone and Swedish krona. There was no material ineffectiveness of the Company's foreign currency forward contracts for 2007, 2006 or 2005.

Fair Value Hedges. From time to time, the Company uses interest rate swap instruments to hedge against the changes in fair value of certain of its available-for-sale securities due to changes in interest rates. Each of the instruments swap the fixed rate interest on the underlying investments for a variable rate based on LIBOR plus a specified margin. Changes in the fair value of the swap instruments are recorded in earnings along with related designated changes in the value of the underlying investments. There were no material fair value hedges outstanding as of December 31, 2007 or 2006. There was no material ineffectiveness of the Company's interest rate swaps for the period that they were held during 2005.

Derivatives not Designated as Hedges. From time to time, the Company utilizes certain derivative instruments that either do not qualify or are not designated for hedge accounting treatment under SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities,* and its related interpretations. Accordingly, changes in the fair value of these contracts, if any, are recorded in other expense, net.

14. EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share:

	Year Ended December 31,		
	2007	2006	2005
	(In thousands, except per share information)		
Numerator:			
Net income	$214,483	$182,997	$165,609
Denominator:			
Denominator for basic earnings per share—weighted average shares	181,501	180,992	172,221
Effect of dilutive securities:			
Employee stock awards	5,879	6,733	5,550
Denominator for diluted earnings per share—adjusted weighted-average shares	187,380	187,725	177,771
Basic earnings per share	$ 1.18	$ 1.01	$ 0.96
Diluted earnings per share	$ 1.14	$ 0.97	$ 0.93
Antidilutive weighted average shares	17,096	17,892	26,134

15. RECENT ACCOUNTING PRONOUNCEMENTS

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements,* which defines fair value, establishes guidelines for measuring fair value and expands disclosures regarding fair value measurements.

SFAS No. 157 does not require any new fair value measurements but rather eliminates inconsistencies in guidance found in various prior accounting pronouncements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. Earlier adoption is permitted, provided the company has not yet issued financial statements, including for interim periods, for that fiscal year. The Company does not expect that the adoption of SFAS No. 157 will have a material impact on the Company's consolidated financial position, results of operations or cash flows.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities*. SFAS No. 159 permits companies to choose to measure certain financial instruments and certain other items at fair value. The standard requires that unrealized gains and losses on items for which the fair value option has been elected be reported in earnings. SFAS No. 159 is effective for the Company beginning in the first quarter of fiscal year 2008, although earlier adoption is permitted. The adoption of SFAS No. 159 will not have a material impact on the Company's consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141R, *Business Combinations*, SFAS No. 141R will require, among other things, the expensing of direct transaction costs, including deal costs and restructuring costs as incurred, acquired IPR&D assets to be capitalized, certain contingent assets and liabilities to be recognized at fair value and earn-out arrangements, including contingent consideration, may be required to be measured at fair value until settled, with changes in fair value recognized each period into earnings. In addition, material adjustments made to the initial acquisition purchase accounting will be required to be recorded back to the acquisition date. This will cause companies to revise previously reported results when reporting comparative financial information in subsequent filings. SFAS No. 141R is effective for the Company on a prospective basis for transactions occurring in 2009 and earlier adoption is not permitted. SFAS No 141R may have a material impact on the Company's consolidated financial position, results of operations and cash flows if it enters into material business combinations after the standard's effective date.

In December 2007, the FASB issued SFAS No. 160, *Noncontrolling Interests in Consolidated Financial Statements*, SFAS No. 160 will change the accounting for and reporting of minority interests. Under the new standard, minority interests, will be referred to as noncontrolling interests and will be reported as equity in the parent company's consolidated financial statements. Transactions between the parent company and the noncontrolling interests will be treated as transactions between shareholders provided that the transactions do not create a change in control. Gains and losses will be recognized in earnings for transactions between the parent company and the noncontrolling interests, unless control is achieved or lost. SFAS No. 160 requires retrospective adoption of the presentation and disclosure requirements for existing minority interests. All other requirements of SFAS No. 160 shall be applied prospectively. SFAS No. 160 is effective for the Company beginning in the first quarter of fiscal year 2009 and earlier adoption is not permitted. SFAS No. 160 may have a material impact on the Company's consolidated financial position, results of operations and cash flows if it enters into material transactions or acquires a noncontrolling interest after the standard's effective date.

16. RELATED PARTY TRANSACTIONS

The Sevin Rosen Funds, a venture capital firm, was a stockholder in XenSource. Stephen Dow, a member of the Company's Board of Directors, is a general partner of the Sevin Rosen Funds and did not directly hold any interest in XenSource. Although the Sevin Rosen Funds were represented on the Board of Directors of XenSource, Mr. Dow was not a director of XenSource. The Company's acquisition of XenSource provided a return to all the partners of the Sevin Rosen Funds, including Mr. Dow. The allocation of XenSource purchase price to Mr. Dow through the general partner entities of the Sevin Rosen Funds related to the acquisition of XenSource will be approximately $1.9 million if and when the Sevin Rosen funds distribute each allocations to its general partner entities. Mr. Dow has been on the Company's Board of Directors since 1989 and currently owns 278,564 shares of the Company's common stock. Mr. Dow did not attend the meeting at which the Company's Board approved the transaction and recused himself from the vote to approve the transaction. Consistent with the Company's policies and the charter of the Nominating and Corporate Governance Committee of the Company's Board of Directors, the acquisition of XenSource was reviewed and approved by the Nominating and Corporate Governance Committee. There were no material relationships among the Company and XenSource or any of their respective affiliates or any of the parties to the agreement to acquire XenSource and related agreements, other than in respect of such agreements themselves and as disclosed herein.

SUPPLEMENTAL FINANCIAL INFORMATION
QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total Year
	(In thousands, except per share amounts)				
2007					
Net revenues	$308,088	$334,364	$349,931	$399,559	$1,391,942
Gross margin	278,674	302,500	313,925	359,236	1,254,335
Income from operations	38,231	54,734	59,984	49,458	202,407
Net income	37,633	53,390	60,695	62,765	214,483
Basic earnings per common share	0.21	0.30	0.34	0.34	1.18
Diluted earnings per common share	0.20	0.29	0.33	0.33	1.14

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total Year
	(In thousands, except per share amounts)				
2006					
Net revenues	$259,998	$275,468	$277,851	$321,002	$1,134,319
Gross margin	237,869	251,227	253,507	293,018	1,035,621
Income from operations	48,974	49,341	45,067	59,962	203,344
Net income	41,463	44,971	43,660	52,903	182,997
Basic earnings per common share	0.23	0.25	0.24	0.29	1.01
Diluted earnings per common share	0.22	0.23	0.23	0.29	0.97

The sum of the quarterly earnings per share amounts do not add to the annual earnings per share amount due to the weighting of common and common equivalent shares outstanding during each of the respective periods.

CITRIX SYSTEMS, INC.

SCHEDULE II

VALUATION AND QUALIFYING ACCOUNTS

	Beginning of Period	Charged to Costs and Expenses	Charged to Other Accounts	Deductions	Balance at End of Period
			(In thousands)		
2007					
Deducted from asset accounts:					
Allowance for doubtful accounts	$2,370	$2,578	$ 23[3]	$2,080[2]	$2,891
Allowance for returns	1,667	3,517	289[1][3]	3,803[4]	1,670
Allowance for inventory obsolescence	5,220	3,351	—	88	8,483
Valuation allowance for deferred tax assets	1,332	—	—	1,332	—
2006					
Deducted from asset accounts:					
Allowance for doubtful accounts	$2,050	$1,978	$ 79[3]	$1,737[2]	$2,370
Allowance for returns	2,332	—	4,608[1][3]	5,273[4]	1,667
Allowance for inventory obsolescence	563	3,584	1,339[3][5]	266	5,220
Valuation allowance for deferred tax assets	1,332	—	—	—	1,332
2005					
Deducted from asset accounts:					
Allowance for doubtful accounts	$2,643	$ 146	$ 708[3]	$1,447[2]	$2,050
Allowance for returns	2,273	—	6,669[1][3]	6,610[4]	2,332
Allowance for inventory obsolescence	133	383	323[3]	276	563
Valuation allowance for deferred tax assets	1,332	—	—	—	1,332

(1) Netted against revenues.

(2) Uncollectible accounts written off, net of recoveries.

(3) Additions from acquisitions.

(4) Credits issued for stock-balancing rights.

(5) Reclassifications from other accounts.

EXHIBIT INDEX

Exhibit No.		Description
2.1	(16)	Agreement and Plan of Merger dated as of June 1, 2005 by and among Citrix Systems, Inc., NCAR Acquisition Corporation, NCAR LLC, NetScaler, Inc. and Guarev Garg as stockholder representative
2.2	(17)	Amendment No. 1 to Agreement and Plan of Merger dated as of June 1, 2005 by and among Citrix Systems, Inc., NCAR Acquisition Corporation, NCAR LLC, NetScaler, Inc. and Guarev Garg as stockholder representative, dated as of June 24, 2005
2.3	(30)	Agreement and Plan of Merger, dated as of August 4, 2006, by and among Citrix Systems, Inc., Banyan Acquisition Corporation, Orbital Data Corporation and John Jaggers as the stockholder representative
2.4	(34)	Agreement and Plan of Merger and Reorganization, dated as of August 14, 2007, by and among Citrix Systems, Inc., PVA Acquisition Corporation, PVA Acquisition LLC, XenSource, Inc. and John G. Connors as stockholder representative
2.5	(35)	Amendment No. 1 to Agreement and Plan of Merger and Reorganization dated as of August 14, 2007 by and among Citrix Systems, Inc. PVA Acquisition Corporation, PVA Acquisition LLC, XenSource, Inc. and John G. Connors as stockholder representative, dated September 20, 2007
3.1	(1)	Amended and Restated Certificate of Incorporation of the Company
3.2		Certificate of Amendment of Amended and Restated Certificate of Incorporation
3.3	(38)	Amended and Restated By-laws of the Company
4.1	(2)	Specimen certificate representing the Common Stock
10.1*	(4)	Fourth Amended and Restated 1995 Stock Plan
10.2*		Second Amended and Restated 1995 Non-Employee Director Stock Option Plan
10.3*		Third Amended and Restated 1995 Employee Stock Purchase Plan
10.4*	(3)	Second Amended and Restated 2000 Director and Officer Stock Option and Incentive Plan
10.5*	(5)	2000 Director and Officer Stock Option and Incentive Plan, Non-Qualified Stock Option Agreement
10.6*	(6)	2000 Director and Officer Stock Option and Incentive Plan, Incentive Stock Option Agreement
10.7*	(7)	Amended and Restated 2000 Stock Incentive Plan of Net6 Inc. (a subsidiary of Citrix Systems, Inc.)
10.8*	(8)	Amended and Restated 2003 Stock Incentive Plan of Net6 Inc. (a subsidiary of Citrix Systems, Inc.)
10.9	(9)	Microsoft Master Source Code Agreement by and between the Company and Microsoft dated December 16, 2004
10.10	(10)	License Form by and between the Company and Microsoft Corporation dated December 16, 2004 (with certain information omitted pursuant to a request for confidential treatment and filed separately with the Securities and Exchange Commission)
10.11		Participation Agreement dated as of April 23, 2002, by and among Citrix Systems, Inc., Citrix Capital Corp., Selco Service Corporation and Key Corporate Capital, Inc. (the "Participation Agreement") (with certain information omitted pursuant to a grant of confidential treatment and filed separately with the Securities and Exchange Commission)
10.12		Amendment No. 1 to Participation Agreement dated as of June 17, 2002 (with certain information omitted pursuant to a grant of confidential treatment and filed separately with the Securities and Exchange Commission)

Exhibit No.		Description
10.13		Master Lease dated as of April 23, 2002 by and between Citrix Systems, Inc. and Selco Service Corporation (with certain information omitted pursuant to a grant for confidential treatment and filed separately with the Securities and Exchange Commission)
10.14*	(11)	2005 Executive Bonus Plan
10.15*	(23)	2006 Executive Bonus Plan
10.16*	(12)	2005 Equity Incentive Plan
10.17*	(25)	Amendment to Citrix Systems, Inc. 2005 Equity Incentive Plan
10.18*	(13)	2005 Employee Stock Purchase Plan
10.19*	(14)	2005 Equity Incentive Plan Incentive Stock Option Master Agreement (Domestic)
10.20*	(15)	2005 Equity Incentive Plan Non-Qualified Stock Option Master Agreement (Domestic)
10.21*	(26)	Citrix Systems, Inc. 2005 Equity Incentive Plan Non-Qualified Stock Option Master Agreement (Domestic)
10.22*	(27)	Citrix Systems, Inc. 2005 Equity Incentive Plan Stock Option Master Agreement (French)
10.23*	(22)	Form of Restricted Stock Unit Agreement under the Citrix Systems, Inc. 2005 Equity Incentive Plan
10.24*		Form of Executive Restricted Stock Unit Agreement under the Citrix Systems, Inc. 2005 Equity Incentive Plan (Time Based Vesting)
10.25*	(24)	Form of Restricted Stock Unit Agreement for Non-Employee Directors under the Citrix Systems, Inc. 2005 Equity Incentive Plan
10.26*	(18)	Change in Control Agreement dated as of August 4, 2005 by and between Citrix Systems, Inc. and Mark B. Templeton
10.27*	(19)	Change in Control Agreement dated as of August 4, 2005 by and between Citrix Systems, Inc. and each of David J. Henshall, David R. Freidman and John C. Burris
10.28*	(28)	Change in Control Agreement, dated as of August 4, 2006, by and between Citrix Systems, Inc. and Brett M. Caine
10.29	(29)	Amended and Restated Credit Agreement dated as of September 27, 2006 among Citrix Systems, Inc., Citrix Systems International GmbH, JPMorgan Chase Bank N.A., and certain other financial institutions
10.30	(20)	Term Loan Agreement dated as of August 9, 2005 by and among Citrix Systems, Inc., Citrix Systems International GMBH, JPMorgan Chase Bank, N.A., J.P. Morgan Securities Inc. and certain other financial institutions
10.31*	(21)	NetScaler, Inc. 1997 Stock Plan
10.32	(31)	Type # 3 License Form by and between the Company and Microsoft Corporation dated September 5, 2007 (with certain information omitted pursuant to a request for confidential treatment and filed with the Securities and Exchange Commission)
10.33*	(32)	Citrix Inc. Executive Bonus Plan
10.34*	(33)	Second Amendment to Citrix Systems, Inc. 2005 Equity Incentive Plan
10.35*	(36)	Employment Agreement dated as of August 14, 2007 by and between Citrix Systems, Inc. and Peter Levine
10.36*	(37)	XenSource, Inc. 2005 Stock Plan

Exhibit No.	Description
21.1	List of Subsidiaries
23.1	Consent of Ernst & Young LLP
24.1	Power of Attorney (Included in signature page)
31.1	Rule 13a-14(a) / 15d-14(a) Certifications
31.2	Rule 13a-14(a) / 15d-14(a) Certifications
32.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

---

* Indicates a management contract or any compensatory plan, contract or arrangement.

(1) Incorporated herein by reference to Exhibit 3.2 to the Company's Registration Statement on Form S-1 (File No. 33-98542), as amended.

(2) Incorporated herein by reference to Exhibit 4.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2000 (File No. 000-27084).

(3) Incorporated by reference herein to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2003.

(4) Incorporated by reference herein to Exhibit 10.1 to the Company's Annual Report on Form 10-K for the year ended December 31, 2003.

(5) Incorporated by reference herein to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2004.

(6) Incorporated by reference herein to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2004.

(7) Incorporated by reference herein to Exhibit 10.7 to the Company's Annual Report on Form 10-K for the year ended December 31, 2004.

(8) Incorporated by reference herein to Exhibit 10.8 to the Company's Annual Report on Form 10-K for the year ended December 31, 2004.

(9) Incorporated by reference herein to Exhibit 10.11 to the Company's Annual Report on Form 10-K for the year ended December 31, 2004.

(10) Incorporated by reference herein to Exhibit 10.12 to the Company's Annual Report on Form 10-K for the year ended December 31, 2004.

(11) Incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated as of February 10, 2005.

(12) Incorporated by reference herein to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2005.

(13) Incorporated by reference herein to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2005.

(14) Incorporated by reference herein to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2005.

(15) Incorporated by reference herein to Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2005.

(16) Incorporated by reference herein to Exhibit 2.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2005.

(17) Incorporated by reference herein to Exhibit 2.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2005.

(18) Incorporated by reference herein to Exhibit 10.5 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2005.

(19) Incorporated by reference herein to Exhibit 10.6 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2005.

(20) Incorporated by reference herein to Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2005.

(21) Incorporated by reference herein to Exhibit 10.5 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2005.

(22) Incorporated by reference herein to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2006.
(23) Incorporated by reference herein to Exhibit 10.1 to the Company's Current Report on Form 8-K dated as of April 18, 2006.
(24) Incorporated by reference herein to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2006.
(25) Incorporated by reference herein to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2006
(26) Incorporated by reference herein to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2006.
(27) Incorporated by reference herein to Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2006.
(28) Incorporated by reference herein to Exhibit 10.5 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2006.
(29) Incorporated by reference herein to Exhibit 10.1 to the Company's Current Report on Form 8-K dated as of September 27, 2006.
(30) Incorporated by reference herein to Exhibit 2.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2006.
(31) Incorporated by reference herein to Exhibit 10.31 to the Company's Annual Report on Form 10-K for the year ended December 31, 2006.
(32) Incorporated by reference herein to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2007.
(33) Incorporated by reference herein to Exhibit 10.1 to the Company's Current Report on Form 8-K dated as of October 19, 2007.
(34) Incorporated by reference herein to Exhibit 2.5 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2007.
(35) Incorporated by reference herein to Exhibit 2.6 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2007.
(36) Incorporated by reference herein to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2007.
(37) Incorporated by reference herein to Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2007.
(38) Incorporated by reference herein to Exhibit 3.1 to the Company's Current Report on Form 8-K dated as of December 12, 2007.

EXHIBIT 31.1

CERTIFICATIONS

I, Mark B. Templeton, certify that:

1. I have reviewed this annual report on Form 10-K of Citrix Systems, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and we have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

By: /s/ MARK B. TEMPLETON

Mark B. Templeton
President and Chief Executive Officer
(Principal Executive Officer)

Date: February 27, 2008

EXHIBIT 31.2

CERTIFICATIONS

I, David J. Henshall, certify that:

1. I have reviewed this annual report on Form 10-K of Citrix Systems, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and we have:

    a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

By: /s/ DAVID J. HENSHALL

David J. Henshall
Chief Financial Officer
(Principal Financial Officer)

Date: February 27, 2008

EXHIBIT 32.1

**CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report of Citrix Systems, Inc. (the "Company") on Form 10-K for the period ending December 31, 2007 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), we, Mark B. Templeton, Chief Executive Officer of the Company, and David J. Henshall, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, to our knowledge, that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ MARK B. TEMPLETON

Mark B. Templeton
Chief Executive Officer

/s/ DAVID J. HENSHALL

David J. Henshall
Chief Financial Officer

February 27, 2008

TOTAL RETURN TO STOCKHOLDERS
(Includes reinvestments of dividends)

ANNUAL RETURN PERCENTAGE
Years Ending

Company Name / Index	Dec '03	Dec '04	Dec '05	Dec '06	Dec '07
Citrix Systems, Inc.	71.75	15.60	17.46	-5.85	40.52
S&P 500 Index	28.68	10.88	4.91	15.79	5.49
Nasdaq U.S. Index	50.36	8.41	2.20	10.27	9.92
Peer Group	27.07	10.93	-1.61	15.50	16.34

INDEXED RETURNS
Years Ending

Company Name / Index	Base Period Dec '02	Dec '03	Dec '04	Dec '05	Dec '06	Dec '07
Citrix Systems, Inc.	**100**	171.75	198.54	233.20	219.56	308.52
S&P 500 Index	**100**	128.68	142.69	149.70	173.34	182.86
Nasdaq U.S. Index	**100**	150.36	163.00	166.58	183.68	201.91
Peer Group	**100**	127.07	140.96	138.69	160.19	186.36

Peer Group consists of those companies with an SIC code of 7372.

COMPARISON OF CUMULATIVE FIVE YEAR TOTAL RETURN



$350
$300
$250
$200
$150
$100
$50
$0
2002
2003
2004
2005
2006
2007
Citrix Systems, Inc.
S&P 500 Index
Nasdaq U.S. Index
Peer Group

Note Regarding Forward-Looking Statements

This Annual Report contains forward-looking statements which are made pursuant to the safe harbor provisions of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In particular, statements contained in this Annual Report that are not historical facts, including, but not limited to, statements concerning our product markets and their expected growth, our 2008 business plan, the potential of desktop virtualization, Citrix Delivery Center, new products, product development and offerings, Application Networking, Application Virtualization, Subscription Advantage, XenApp (formerly Presentation Server), NetScaler, XenServer and XenDesktop, Citrix Ready, WANScaler and Access Gateway, our Partner Network historical stock option granting practices and related restatements, stockholder derivative actions, cash and non-cash charges, contingent liabilities related to Internal Revenue Code Section 409A, product and price competition, auction rate securities our Online Services division, competition and strategy, customer diversification, employees, suppliers, product price and inventory, contingent consideration payments, deferred revenues, economic and political market conditions, potential government regulation, seasonal factors, natural disasters, stock-based compensation, licensing and subscription renewal programs, international operations and expansion, revenue recognition, profits, growth of revenues, composition of revenues, cost of revenues, operating expenses, sales and sales cycle, marketing and support expenses, general and administrative expenses, research and development expenses, valuations of investments and derivative instruments, technology relationships, reinvestment or repatriation of foreign earnings, gross margins, amortization expense, goodwill and intangible assets, interest income, interest expense, impairment charges, anticipated operating and capital expenditure requirements, cash inflows, contractual obligations, our credit facility and term loan, in-process research and development, advertising campaigns, tax rates and deductions, SFAS 123R, leasing and subleasing activities, acquisitions, stock repurchases, investment transactions, liquidity, litigation matters, intellectual property matters, distribution channels, stock price, payment of dividends, Advisor Rewards Program, Microsoft agreements; price protection rights, proprietary technology, security measures, third party licenses, and potential debt or equity financings constitute forward-looking statements. These statements are neither promises nor guarantees. Our actual results of operations and financial condition have varied and could in the future vary materially from those stated in any forward-looking statements. The following factors, among others, could cause actual results to differ materially from those contained in forward-looking statements made in this Annual Report or presented elsewhere by our management from time to time: the success and growth of our product lines; our product concentration and our ability to develop and commercialize new products and services; the success of investments in our product groups, foreign operations and vertical and geographic markets; Citrix's and Microsoft's ability to develop and market application delivery and virtualization products; our timing and ability to successfully integrate acquired companies (including without limitation XenSource), their products, operations (including migration to our systems and controls) and employees; the introduction of new products by competitors or the entry of new competitors into the markets for our products; failure to further develop and successfully market the technology and products of acquired companies, including failure to execute our sales and marketing plans and failure to successfully partner with key distributors, resellers, OEM's and strategic partners; and the possible failure to achieve or maintain anticipated revenues and profits from acquisitions; our ability to maintain and expand our business in small sized and large enterprise accounts; the size, timing and recognition of revenue from significant orders; the effect of new accounting pronouncements on revenue and expense recognition; our reliance on and the success of our independent distributors and resellers for the marketing and distribution of our products and the success of our marketing and licensing programs; intellectual property litigation; shareholder litigation; increased competition; changes in our pricing policies or those of our competitors; management of operations and operating expenses; charges in the event of the impairment of assets acquired through business combinations and licenses; the management of anticipated future growth and the recruitment and retention of qualified employees, including those of acquired companies; competition and other risks associated with the market for our Web-based access, training and customer assistance products and appliance products; risks of downturns in economic conditions generally; political and social turmoil; and the uncertainty in the IT spending environment; as well as other risks detailed in the our filings with Securities and Exchange Commission, including our Annual Report on Form 10-K for the year ended December 31, 2007. Such factors, among others, could have a material adverse effect upon our business, results of operations and financial condition. We caution readers not to place undue reliance on any forward-looking statements, which only speak as of the date made. We undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made.

CORPORATE INFORMATION

Citrix Systems, Inc. (Nasdaq:CTXS) is the global leader and the most trusted name in application delivery infrastructure. More than 215,000 organizations worldwide rely on Citrix to deliver any application to users anywhere with the best performance, highest security and lowest cost. Citrix customers include 100% of the Fortune 100 companies and 99% of the Fortune Global 500, as well as hundreds of thousands of small businesses and prosumers. The Citrix Partner Network has approximately 8,000 partners in more than 100 countries. Annual revenue in 2007 was $1.4 billion.

Learn more at **www.citrix.com.**

Corporate Headquarters
Ft. Lauderdale, FL, USA

Online Division Headquarters
Santa Barbara, CA, USA

Silicon Valley Headquarters
Santa Clara, CA, USA

EMEA Headquarters
Schaffhausen, Switzerland

Pacific Headquarters
Hong Kong, China

Latin America Headquarters
Coral Gables, FL, USA

India Development Center
Bangalore, India

Sydney Development Center
Sydney, Australia

UK Development Center
Chalfont, United Kingdom

STOCKHOLDER INFORMATION

Corporate Officers

Mark B. Templeton
President and Chief Executive Officer

John C. Burris
Senior Vice President, Sales and Services

Brett M. Caine
Senior Vice President,
Online Services Division

David R. Friedman
General Counsel and Senior Vice President,
Human Resources

David J. Henshall
Senior Vice President and Chief Financial Officer

Peter J. Levine
Senior Vice President,
Virtualization and Management Division

Gordon Payne
Senior Vice President,
Delivery Systems Division

Wes R. Wasson
Senior Vice President and Chief Marketing Officer

Board of Directors

Thomas F. Bogan
Partner, Greylock Partners

Murray J. Demo
Executive Vice President and
Chief Financial Officer, LiveOps, Inc.

Stephen M. Dow
General Partner, Sevin Rosen Funds

Asiff S. Hirji
Senior Director, TPG Capital, L.P.

Gary E. Morin
Former Executive Vice President and
Chief Financial Officer, Lexmark International, Inc.

Godfrey R. Sullivan
Former President, Hyperion Solution Corp.,
a wholly owned subsidiary of Oracle Corp.

Mark B. Templeton
President and Chief Executive Officer,
Citrix Systems, Inc.

Investor Relations
Citrix's stock trades on the NASDAQ Global Select Market under the ticker symbol **CTXS.**

The Citrix Annual Report and Form 10-K are available electronically at **www.citrix.com/annualreport.**

For further information about Citrix, additional copies of this report, Citrix's Form 10-K, or other financial information without charge, contact:

Citrix Systems, Inc.
Attn: Investor Relations
851 W. Cypress Creek Road
Fort Lauderdale, FL 33309
United States

Tel: +1 954 267 3000
Tel: +1 800 424 8749

www.citrix.com/investors

Transfer Agent and Registrar
Computershare Trust Company, N.A.
P.O. Box 43078
Providence, RI 02940-3078
Tel: +1 877 282 1168
www.computershare.com

Independent Registered Public Accountants
Ernst & Young LLP
100 Northeast Third Avenue,
Suite 700
Fort Lauderdale, FL 33301

Annual Meeting of Stockholders
The Annual Meeting of Stockholders of Citrix Systems, Inc. will be held on May 30, 2008 at 2:00 p.m.
4988 Great America Parkway
Santa Clara, CA 95054
United States

Citrix Systems, Inc.
851 Cypress Creek Road
Fort Lauderdale, FL 33309
USA ■ **citrix.com**

END